04020285

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant's name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _N/A_

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _N/A_

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Financial Report 2003



TABLE OF CONTENTS

0000002

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Bayer Group Key Data

Bayer Group € million	2002	2003	Change in %
Net sales	29,624	28,567	- 3.6
EBITDA[1]	4,922	3,532	- 28.2
Operating result [EBIT]	1,610	(1,203)	•
Income (loss) before income taxes	956	(1,994)	•
Net income (loss)	1,060	(1,361)	•
Gross cash flow[2]	3,085	3,244	5.2
Net cash flow[3]	4,458	3,293	- 26.1
Stockholders' equity	15,335	12,213	- 20.4
Total assets	41,692	37,445	- 10.2
Capital expenditures	2,383	1,739	- 27.0
Employees at year end	122,600	115,400	- 5.9
Personnel expenses	8,176	7,990	- 2.3
Research and development expenses	2,577	2,414	- 6.3

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Bayer AG	2002	2003	Change in %
Total dividend payment € million	657	365	- 44.4
Dividend per share €	0.9	0.5	- 44.4

1 EBITDA = operating result (EBIT) plus depreciation and amortization
2 Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions
3 Net cash flow = cash flow from operating activities according to IAS 7

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Key Data: Subgroups

Bayer HealthCare

€ million	2002	2003	Change in %
Net external sales	9,372	8,871	- 5.3
Operating result [EBIT]	586	334	- 43.0
Gross cash flow	1,013	1,002	- 1.1
Net cash flow	1,575	782	- 50.3
Capital expenditures	476	407	- 14.5

Operating Result [EBIT]
€ million


586
334
2002
2003

Bayer CropScience

€ million	2002	2003	Change in %
Net external sales	4,697	5,764	22.7
Operating result [EBIT]	(108)	324	•
Gross cash flow	516	924	79.1
Net cash flow	1,212	1,165	- 3.9
Capital expenditures	297	413	39.1

Operating Result [EBIT]
€ million


324
2002
2003
(108)

Key Data: Subgroups

Bayer Polymers

€ million	2002	2003	Change in %
Net external sales	10,423	9,897	– 5.0
Operating result [EBIT]	(58)	(1,180)	•
Gross cash flow	1,130	1,029	– 8.9
Net cash flow	1,167	1,042	– 10.7
Capital expenditures	1,010	573	– 43.3

Operating Result [EBIT]
€ million


2002
2003
(1,180)

Bayer Chemicals

€ million	2002	2003	Change in %
Net external sales	4,322	3,400	– 21.3
Operating result [EBIT]	1,057	(499)	•
Gross cash flow	473	291	– 38.5
Net cash flow	590	199	– 66.3
Capital expenditures	285	203	– 28.8

Operating Result [EBIT]
€ million


2003
2002
(499)

0000005

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"We are focusing on innovation and growth"

Dear Stockholders:

2003 was an eventful year for our company. I am sure that you, too, remember the nervousness associated with the fall in the price of our stock to 10 euros at the time of the first Baycol trial. Since then, things have taken a turn for the better – thanks to a great deal of productive activity in recent months.

In my letter a year ago, I reported on the progress of our reorganization, which surely was the most extensive in Bayer's history. Now, I am pleased to confirm that we have successfully completed this project, made possible in part by your approval at the Annual Stockholders' Meeting. Our holding company structure facilitates the further strategic realignment we embarked on last year.

The basis of our new strategy is a clear focus on innovation and growth. The question "Quo vadis Bayer?" has been answered. In the future we will concentrate on three areas: health care (Bayer HealthCare), nutrition (Bayer CropScience) and high-tech materials (Bayer Material Science).

Bayer has always been an inventor company, and we intend to continue working in research-intensive areas to find innovations that can benefit humankind.

We plan to combine our chemicals business – with the exception of H.C. Starck and Wolff Walsrode – and about one third of our polymers business into a new company named Lanxess, which we then aim to list on the stock market by the beginning of 2005. In this way we will improve the perspectives for these businesses. As an independent company, Lanxess will be able to respond more quickly and more flexibly to the challenges facing the European chemicals industry.

We firmly believe that the employees will soon feel at home within the new structures, and that being fully independent will strengthen the new company's self-awareness and sense of purpose.

There is no doubt in my mind that both companies – Bayer and Lanxess – will benefit from the separation. While Bayer's future core portfolio comprises primarily research-intensive growth businesses, the portfolio of Lanxess consists mostly of cost-driven businesses operating in more mature markets. So it is clear that different business models and different ways of running these activities are essential for long-term success. Another factor is that we have only limited financial and management resources at our disposal. These resources can now be deployed solely to strengthen and evolve our growth-intensive core businesses.

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Werner Wenning
Chairman of the Board of Management of Bayer AG

Thus the course has been set for the future. We have successfully implemented the new structure, realigned our corporate strategy, and also streamlined our balance sheet.

It is, of course, a matter of great regret that we have had to take such high impairment charges as a result of the strategic realignment and of changes in our operating environment, particularly in the industrial businesses. This shows quite clearly that some of the acquisitions we made in the past did not prove as successful as we had hoped. And these charges are also the reason why, for the first time in Bayer's history, we have to report a significant net loss of €1.4 billion.

In saying this, however, we should not overlook the remarkable progress we made on the operating side in 2003. Let me give you a few examples:

We improved our operating result by 67 percent before the special items mentioned, and thus achieved the performance target we had set ourselves a year ago – despite difficult economic conditions and negative currency effects. Our life science businesses, HealthCare and CropScience, contributed the most to this earnings improvement.

Our main controlling parameter, the gross cash flow, advanced by 5 percent to €3.2 billion. This testifies to our financial strength, which was unaffected by the non-cash impairments.

We again augmented our numerous efficiency improvement programs and now expect to achieve sustained savings of more than €2.5 billion by 2005.

In addition, we reached our stated goal of significantly reducing net debt. Since the acquisition of Aventis CropScience, our net debt has dropped by more than €9 billion to below €6 billion. This in turn gives us greater financial room to maneuver.

It is clear, however, that in view of the net loss for the year, we cannot possibly be satisfied with our showing for fiscal 2003 as a whole.

Despite the loss, we are proposing to pay a dividend for 2003 of €0.50 per share. This underlines our solid cash flow position and demonstrates our wish to take your interests into account by providing the greatest possible dividend continuity.

With this difficult year behind us, let us now focus on the road ahead. The main growth areas we have identified to bring us success in the future are new products from active substance research, the consumer health care businesses, the expanding markets of Asia, and new technologies such as biotechnology and nanotechnology. I am convinced that these engines offer tremendous growth and innovation potential across our business portfolio.

Take Bayer HealthCare, for example. We stand a good chance of taking our place among the global top three suppliers in all of our health care businesses except pharmaceuticals. In the future we will focus more closely on our competencies and experience in the consumer-oriented over-the-counter medicines, diagnostic self-testing and companion animals businesses, and we plan to expand our activities in these areas. We will position the Pharmaceuticals Division as one of the leading medium-sized pharmaceutical suppliers. With our systematic restructuring and the successful launch of our anti-impotence drug Levitra®, we have taken the first steps toward the necessary strengthening of this business. We can also report progress in our research activities, one example being the current phase III clinical testing status of our Raf kinase inhibitor, a promising cancer drug.

We also successfully integrated Aventis CropScience, and we are particularly proud that we were able to gain market share despite the integration process. As the world's second-leading supplier overall – and the number one in conventional crop protection – we are already in a neck-and-neck race with the market leader.

Thanks to an outstanding pipeline, we are confident that we will soon become the world's largest crop protection company.

In MaterialScience, too, our business units are among the global leaders. We possess acknowledged cutting-edge technologies and aim to exploit our growth potential in the coming years. This we plan to achieve mainly by investing in Asia, particularly China.

Bayer also benefits from the extensive knowledge of people, animals, plants and materials that we have gained during decades of research. We should not underestimate the competitive advantages that can accrue from that knowledge, particularly in the innovative fields of biotechnology and nanotechnology, which often transcend subgroup boundaries.

Thus we are working at full speed to shape Bayer's future. What, then, are our expectations for the coming year?

Assuming that current business conditions do not worsen, we expect to increase the operating result before special items in 2004 in all of our subgroups except HealthCare. There, the effect of the patent expiration for our top-selling drug Cipro® probably will not be offset by the earnings advances we expect in the other HealthCare divisions. For the Bayer Group as a whole, we believe we can increase EBIT before special items by more than 10 percent in 2004.

Following the sharp fall in our stock in 2002 and at the beginning of 2003, I am obviously pleased with the recovery we have seen since then. After all, our share price had more than doubled by the end of the year from its low in March, giving an increase of nearly €10 billion in our market capitalization. That is something to build on, even though our stock is not yet where we would like it to be, as I'm sure you will agree.

On behalf of the Board of Management, I would like to thank you for the trust you continued to place in our company in 2003.

I would also like to thank our employees, who in this challenging year once again displayed their skills and their capabilities to the full. I firmly believe we have now laid the foundation for a successful future.

Sincerely,

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Stock price shows marked recovery in 2003

Bayer stock recovered substantially during 2003, posting an overall performance (including the dividend) of 16 percent. Despite the Group's net loss for the year, the Board of Management and Supervisory Board are proposing a dividend of € 0.50 per share. This highlights our strong cash flow position and our expectation that the strategic realignment will significantly boost Bayer's future earning power.

Upward trend in stocks
German equity markets improved considerably in 2003. The DAX 30 stock index recorded a positive performance for the first time since 1999, gaining about 37 percent on the year, and the Dow Jones EURO STOXX 50 also rose 18 percent. The rally was a response partly to the end of the Iraq conflict and partly to the more optimistic assessments of business prospects by many companies. This brighter outlook was reflected in the fact that the Ifo business climate index rose eight times in a row in 2003. Increasingly positive economic data, particularly from the United States and Asia, supported the trend.

Bayer stock, too, performed strongly in this environment. The year-end price of €23.22 was 13.5 percent above the end of 2002, giving a performance of 16 percent including the dividend. The share price declined in the early part of the year, dropping to a low of €10.28 on March 17, mainly because of the general downward

Dividends Paid 1993–2003


0.56
0.66
0.77
0.87
0.97
1.02
1.30
1.40
0.90
0.90
0.50
365
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Dividend per share (€)
Total dividend payment (€ million)

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Bayer Share Price 2003 (indexed)


DAX 30
EURO STOXX 50
Bayer
120
110
100
90
80
70
60
50
40
Jan. 2, 2003
Dec. 31, 2003

trend in German equities at that time and the start of the first Baycol lawsuit in Texas. Following a verdict in our favor on March 18, the share price rebounded and had more than doubled by year-end (+126.0 percent). It thus outperformed the DAX 30 (+59.4 percent) in this period.

Dividend of €0.50 per share proposed
The Board of Management and the Supervisory Board believe the Bayer Group's realignment should raise earning power in the future. To strengthen stockholders' confidence in our potential, we have decided to uphold our policy of dividend continuity, even though the Group reported a net loss of €1,361 million for 2003. This strategy is supported by the continuing high level of gross cash flow, which amounted to €3,244 million for the year. At the Annual Stockholders' Meeting on April 30, 2004 the Board of Management and the Supervisory Board will therefore propose a dividend of €0.50 per share, giving a payout of €365 million and a dividend yield of 2.2 percent based on the 2003 year-end price.

Communication with financial markets intensified
2003 was a challenging year for the Investor Relations team. Events surrounding Baycol in the United States caused considerable anxiety among investors in the first half of the year. We succeeded in boosting both institutional and private investors' confidence in our company through numerous one-on-one meetings and roadshows. Our communications activities were honored by IR Magazine, London, which ranked Bayer among the top three in the "Best Crisis Management" category.

Dominating the second half of the year was the announcement that we would transfer parts of our chemicals and polymers businesses to a new company. Here, too, we arranged investor meetings, conference calls and several roadshows to make sure our target groups could obtain the information they required. Many analysts and investors showed confidence in the Bayer Group's plans to focus on high-growth, innovation-driven operations in the future.

In 2003 we organized 200 individual meetings with investors and analysts, nine investor conferences and 17 roadshows in

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Bayer Stock Data		2002	2003
Dividend	€	0.90	0.50
Earnings per share	€	1.45	(1.86)
Cash flow per share	€	4.22	4.44
Equity per share	€	21.00	16.72
Year-end price*	€	20.45	23.22
High for the year*	€	40.80	23.85
Low for the year*	€	17.45	10.28
Shares issued as of year end	million	730.34	730.34
Shares to be issued upon the exercise of warrants	million	0.0	0.0
Average daily share turnover on German stock exchanges	million	3.8	5.4
Market capitalization at year end	€ billion	14.9	17.0
Total dividend payment	€ million	657	365
Price/earnings ratio		14.1	–
Price/cash flow ratio		4.8	5.2
Dividend yield	%	4.4	2.2

* Xetra closing prices

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Germany and abroad. Discussion focused on the Baycol lawsuits, our pharmaceuticals strategy and the realignment of the Bayer Group.

We regard timely communication with all investor groups as a guiding principle of investor relations work. Here, the Internet has an increasingly important role to play. Bayer's Investor Relations website (www.investor.bayer.com) offers a wide range of up-to-date information, complemented by innovative functions such as a free text message service for investor news and an interactive analysis tool. Private investors, too, can follow our investor relations meetings live via webcasts, with all the presentation material posted concurrently on the site.

Our relaunched investor relations website has received a number of international awards. The Canadian online resource "IR Web Report" voted Bayer's the best of all the S&P 100 companies' sites, while the U.K. company Investis ranked us first in its DAX 30 2003 International IR Survey. In January 2004 we received two further top rankings: MZ Consult of the United States awarded our site first place in its IR Global Rankings, at the same time rating it the best in Europe and in the Conglomerates & Industrials category.

A trusting dialogue with stockholders is fundamental to our corporate policy. The Investor Relations team will continue to pursue its goal of ensuring full, frank and timely communication with all investors.

High and Low Prices for Bayer Stock in 2003


€
30
28
26
24
22
20
18
16
14
12
10
High and low prices
Month-end price
22.42
16.28
16.66
11.65
14.3
10.28
16.95
12.47
18.34
16.31
20.6
18.03
21.22
19.27
21.28
18.96
20.86
18.55
20.86
17.97
22.71
20.72
23.58
22.12
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

0000013

Management Report 2003

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Operating result up 67 percent before special items

- Net loss of €1.4 billion due to net special charges of €2.6 billion
- Gross cash flow advances 5 percent to €3.2 billion
- Net debt reduced by €2.9 billion to below €6 billion
- Portfolio realignment initiated

We significantly improved our operating performance in 2003, with EBIT before special items advancing by €0.6 billion to €1.4 billion. This 67 percent increase was achieved despite an unsatisfactory business environment marked by a weak economy, very unfavorable currency parities and a substantial rise in raw material costs.

Net Sales
€ million


21,469
21,396
20,932
2001
2002
2003
Domestic sales
Foreign sales

However, earnings were hampered by net special charges of €2.6 billion, mainly related to the portfolio realignment we initiated in 2003. After these negative one-time effects, we recorded EBIT of minus €1.2 billion for the year.

With our new Group structure, we now plan to sharpen our focus on core businesses in the fields of health care, nutrition and high-tech materials.

To that end, we intend to place major parts of the polymers and chemicals activities into a new, independent company called Lanxess, to be listed on the stock market by 2005. The remaining businesses of the Polymers and Chemicals subgroups, however, will be combined to form Bayer's new MaterialScience subgroup.

In the future we intend to direct our financial and management resources primarily toward developing our core activities, most of which are in high-growth, innovative areas where we believe we have potential for expansion. That expansion should be driven by new products from our active-substance research, growth in the consumer health business and increasing demand in Asia.

Also contributing to value creation should be our subgroups' interdisciplinary use of technology platforms, activities in the nanotechnology field, and the expansion of biotechnology and genetic engineering. These are important engines of innovation that should help to shape our future.

In connection with the strategic realignment, the planned stock market listing of Lanxess and changes in the operating environment, especially for those businesses that primarily serve the manufacturing industry, we extensively reviewed the valuations of all the relevant businesses and assets in line with our previous announcement. As a consequence, we recognized a €1.9 billion charge to EBIT, comprising impairment losses and other valuation adjustments. Of this charge, €1.1 billion relates to Polymers, €0.5 billion to Chemicals and €0.3 billion to HealthCare. Total charges for the industrial business amounted to €1.6 billion, including €1.0 billion related to the activities to be transferred to Lanxess.

The parts of Bayer Chemicals and Bayer Polymers that are to be transferred to Lanxess are listed as discontinuing operations, as is Bayer HealthCare's plasma business in light of our strategic decision to divest it.

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Change in Sales	2002	2003
Reported	– 2%	– 4%
Volumes	0%	+ 5%
Prices	– 2%	0%
Exchange rates	– 5%	– 9%
Portfolio changes	+ 5%	0%

Group sales in 2003 declined by 3.6 percent, or €1.1 billion, to €28.6 billion due to exchange rate factors, particularly the weakness of the U.S. dollar. In local currencies, however, business improved by 5.0 percent.

EBIT fell from €1.6 billion in 2002 to minus €1.2 billion in 2003. This €2.8 billion drop in reported earnings is due to a €3.4 billion negative swing in the balance of special items. While EBIT for 2002 was boosted by net special income of €0.8 billion, including the gain from the divestment of Haarmann & Reimer, the 2003 figure contains €2.6 billion in net special charges. Adjusted for the special items set forth below, EBIT climbed by €0.6 billion, or 66.9 percent, to €1.4 billion.

€ milion	2002	2003	Change in %
EBIT	1,610	(1,203)	
Impairment losses, valuation adjustments	(289)	(1,927)	
Restructuring expenses, other asset write-downs	(470)	(508)	
Portfolio changes	1,905	469	
Other special items	(364)	(619)	
Total special items	782*	(2,585)	
EBIT before special items	828*	1,382	+ 66.9

* 2002 figures restated. The restatement relates mainly to 2002 income from product divestments. As of 2003, such divestment gains are classified as special items.

The improvement in operating performance (EBIT before special items) was achieved primarily through cost-saving and efficiency improvement measures that took effect during the year.

Operating Result [EBIT]

€ million


2001
2002
2003
(1,203)

Special charges in 2003 comprised mainly impairment losses and valuation adjustments, totaling €1.9 billion, that were largely attributable to the strategic realignment of the portfolio and to changes in economic conditions. We also took a total of €0.5 billion in restructuring charges and other asset write-downs. The restructuring expenses related chiefly to site consolidations. We recorded special income of €0.5 billion from portfolio measures, principally the divestment of the household products business. The remaining net special charges of €0.6 billion included a €0.3 billion charge taken on the basis of the final agreement reached with the majority of insurers in connection with Lipobay/Baycol, as well as expenses for achieving staff reductions through special early retirement plans and provisions for antitrust risks in the Polymers business area.

The exceptional charges of €1.1 billion for 2002 included €0.3 billion in impairment losses for the polyols and fibers businesses and a total of €0.5 billion in restructuring expenses and other asset write-downs. The remaining €0.4 billion in charges for 2002 consisted largely of the expense pertaining to the agreement concluded with U.S. federal authorities in the context of an investigation into pharmaceutical product pricing. Positive special items in 2002 comprised a total of €1.9 billion in income from the divestments of Haarmann & Reimer, the

Bayer Group € million	2002	2003	Change in %
Net sales	29,624	28,567	- 3.6
of which discontinuing operations	7,586	6,389	
EBITDA[1]	4,922	3,532	- 28.2
of which discontinuing operations	1,466	33	
Operating result [EBIT]	1,610	(1,203)	•
of which discontinuing operations	760	(1,652)	
of which special items from continuing operations	93	(1,064)	
of which special items from discontinuing operations	689	(1,521)	
CFROI	8.3%	9.2%	
Gross cash flow[2]	3,085	3,244	5.2
of which discontinuing operations	416	228	
Net cash flow[3]	4,458	3,293	- 26.1
of which discontinuing operations	461	33	

1 EBITDA = operating result (EBIT) plus depreciation and amortization
2 Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions
3 Net cash flow = cash flow from operating activities according to IAS 7

Gross Cash Flow
€ million


3,244
2001
2002
2003

household insecticides business and the housing company Baywoge GmbH, as well as from product divestments made in connection with the Aventis CropScience acquisition.

The non-operating result of minus €0.8 billion for 2003 included write-downs of €0.3 billion on investments in affiliated companies and a divestiture gain of €0.2 billion. After net tax income of €0.6 billion, the Group recorded a net loss for 2003 of €1.4 billion.

Gross cash flow improved in 2003 by 5.2 percent year on year to €3.2 billion, mainly due to the increase in earnings from operations. Net operating cash flow, at €3.3 billion, was again at a high level. The net cash flow for 2002 was boosted by improvements in working capital management. In 2003, we succeeded in keeping working capital at virtually the same level. Net debt was reduced by €2.9 billion, to below €6 billion, thanks largely to the net cash flow and to income from divestments.

Net Cash Flow
€ million


3,293
2001
2002
2003

Operating Environment

The global economy was highly unstable in the first half of the year due to the conflicts in the Middle East region, stock market weakness and the high price of oil. Consumer and corporate confidence fell considerably. Toward the end of the third quarter the economy began to recover, spurred by expansionary economic policies in many industrialized countries.

The euro zone, however, turned in a rather poor economic performance overall. Economic growth for the year as a whole was unsatisfactory, due especially to weak domestic demand. The German economy suffered from declining private consumption as a consequence of concern about income and employment perspectives.

In the United States, economic development was weak at the beginning of the year, especially because of the war in Iraq. Not until the second half of the year were consumer spending and corporate investment markedly boosted by substantial tax cuts and historically low interest rates, along with improved prospects for corporate sales and earnings. Coupled with high government spending for national security, these effects triggered strong economic growth.

The Asian economy was hampered in the first half of the year by a number of political and economic factors, posting a weaker performance than expected. In the second half, growth accelerated in most Asian countries due to the global recovery. Buoyed by strong exports, some economies came in well ahead of mid-year forecasts. Japan appears to have overcome its years of stagnation. Although the pace of growth later slowed a little following a positive trend in the first half, Japan's economy recorded satisfactory growth for the year as a whole. Following a weak start as a result of the SARS outbreak, China's economy gained distinct momentum during 2003, with growth in the full year well above expectations.

Latin America also gradually recovered from a two-year period of weakness, and growth-oriented economic policies in a number of countries laid the foundations for an upswing. With sluggishness in Mexico and Brazil, however, only moderate expansion was achieved overall.

Performance by Subgroup

In 2003 our business activities were grouped together in the subgroups Bayer HealthCare, Bayer CropScience, Bayer Polymers and Bayer Chemicals, comprising the following reporting segments:

Subgroup	Segments
Bayer HealthCare	Pharmaceuticals, Biological Products; Consumer Care, Diagnostics; Animal Health
Bayer CropScience	CropScience
Bayer Polymers	Plastics, Rubber; Polyurethanes, Coatings, Fibers
Bayer Chemicals	Chemicals

Performance by Subgroup 2003

€ million


3,400
324
291
199
924
1,029
1,165
1,042
(499)
Sales
EBIT
Gross cash flow
Net cash flow
HealthCare
CropScience
Polymers
Chemicals

Bayer HealthCare € million	2002	2003	Change in %
Sales	9,372	8,871	-5.3
of which discontinuing operations	*679*	*613*	
EBITDA*	1,324	1,221	-7.8
of which discontinuing operations	*(79)*	*(126)*	
Operating result [EBIT]	586	334	-43.0
of which discontinuing operations	*(111)*	*(353)*	
of which special items from continuing operations	(130)	(225)	
of which special items from discontinuing operations	0	(317)	
CFROI	11.4%	13.4%	
Gross cash flow*	1,013	1,002	-1.1
of which discontinuing operations	*(78)*	*(121)*	
Net cash flow*	1,575	782	-50.3
of which discontinuing operations	*(129)*	*(98)*	

* for definition see page 4

HealthCare

Sales in the **Bayer HealthCare** subgroup declined by 5.3 percent to €8,871 million, mainly due to currency factors. Adjusted for portfolio and currency effects, however, business expanded by 9.2 percent. **EBIT** fell by 43.0 percent to €334 million. Before special items, EBIT increased by 22.3 percent to €876 million. Gross cash flow remained steady at €1,002 million. After disbursements made following an agreement reached with U.S. federal authorities in the context of an investigation into pharmaceutical product pricing, net cash flow for the year amounted to €782 million. The previous year's net cash flow was boosted by refinements in working capital management.

Sales of the **Pharmaceuticals, Biological Products** segment, at €4,745 million, almost matched those of the previous year. In local currencies, sales rose by 11.4 percent.

Pharmaceuticals, Biological Products € million	2002	2003	Change in %
Sales	4,767	4,745	-0.5
of which discontinuing operations	*679*	*613*	
Pharmaceuticals	3,688	3,635	-1.4
Biological Products	1,079	1,110	2.9
EBITDA*	164	130	-20.7
of which discontinuing operations	*(79)*	*(126)*	
Operating result [EBIT]	(186)	(425)	-128.5
of which discontinuing operations	*(111)*	*(353)*	
of which special items from continuing operations	(333)	(515)	
of which special items from discontinuing operations	0	(317)	
CFROI	0.1%	5.0%	
Gross cash flow*	4	191	•
of which discontinuing operations	*(78)*	*(121)*	
Net cash flow*	484	(163)	•
of which discontinuing operations	*(129)*	*(98)*	

* for definition see page 4

Best-Selling Bayer HealthCare Products € million	2003	Change in %	Change in local currencies in %
Ciprobay®/Cipro® (Pharmaceuticals)	1,411	0.0	14.2
Adalat® (Pharmaceuticals)	676	– 15.5	– 7.6
Ascensia® product line (Diagnostics)	593	– 13.9	– 6.0
Aspirin® (Consumer Care/Pharmaceuticals)	574	– 2.5	8.5
Kogenate® (Biological Products)	497	24.3	33.4
ADVIA Centaur® system (Diagnostics)	387	13.8	24.4
Gamimune® N (Biological Products)	304	– 8.7	4.2
Avalox®/Avelox® (Pharmaceuticals)	299	6.8	20.4
Glucobay® (Pharmaceuticals)	273	– 4.9	4.2
Advantage®/Advantix® (Animal Health)	196	– 4.4	11.2
Baytril® (Animal Health)	170	– 7.1	4.4
Prolastin® (Biological Products)	166	9.9	25.2
Trasylol® (Pharmaceuticals)	157	1.9	18.2
Levitra® (Pharmaceuticals)	144	•	•
Canesten® (Consumer Care)	135	– 4.9	6.1
Total	**5,982**	**0.2**	**11.9**
Proportion of Bayer HealthCare sales	67.4%		

The **Pharmaceuticals** Division increased **sales** by 10.5 percent in local currencies. Driving this growth was the successful introduction of the erectile dysfunction drug Levitra®, which is now being marketed in the United States, Europe, numerous South American countries and the Asia/Pacific region. In the United States – the most important market – the product had already captured a 16 percent share of new prescriptions by the end of 2003. Levitra® also achieved a gratifying share of new prescriptions in other major markets. The patent dispute with Pfizer is ongoing. Business with the respiratory antibiotic Avalox®/Avelox® continued to expand in a highly competitive environment, with business up by 6.8 percent to €299 million. In local currencies, sales of this product rose by 20.4 percent. Sales of the antihypertensive drug Adalat® fell back by 15.5 percent to €676 million due to increased generic competition, particularly in the United States. In local currencies, Adalat® sales were down by 7.6 percent. Sales of our anti-infective Ciprobay®/Cipro® remained constant at the high level of €1,411 million, despite the weakness of the U.S. dollar, with sales in local currencies rising by 14.2 percent. The increase was mainly due to good business in the United States, especially product sales to the U.S. generics manufacturer Barr Laboratories and the introduction of the once-daily formulation Cipro® XR to treat urinary tract infections. Following the expiration of the U.S. patent for Cipro®, the Food and Drug Administration extended Bayer's exclusive right to market the antibiotic Cipro® (for twice-daily administration) in the United States until June 2004. Complementing our cardiovascular risk management portfolio is the inlicensed innovative antihypertensive drug Kinzalmono®/Kinzalkomb®, which has been launched in several European countries, including Germany and Switzerland.

In the field of cancer research, our Raf kinase inhibitor, developed jointly with U.S.-based Onyx Pharmaceuticals Inc., has reached phase III clinical trials for the treatment of advanced renal cell carcinoma. Our factor Xa inhibitor for the prevention and treatment of thrombosis has also done well in trials so far and is currently in phase II clinical testing.

Pharmaceuticals, Biological Products	2002	2003	Change
External sales by market (€ million)			in %
Europe	1,411	1,419	0.6
North America	2,084	2,154	3.4
Asia/Pacific	884	809	– 8.5
Latin America/Africa/Middle East	388	363	– 6.4
Total	**4,767**	**4,745**	**– 0.5**

To further streamline our portfolio, we intend to divest the plasma business of our **Biological Products** Division. These activities are therefore reported as discontinuing operations. The Kogenate® business is not affected by this decision.

Thanks to substantially greater production capacity and volumes sold, business with Kogenate® expanded by 24.3 percent, or €97 million, to €497 million. Currency-adjusted sales rose by 33.4 percent. Contributing to this gratifying increase were gains in market share, particularly in the United States and Japan.

The primary growth market for the Pharmaceuticals, Biological Products segment is North America. Sales in the North America, Asia/Pacific and Latin America/Africa/Middle East regions were impaired by unfavorable currency parities. Business in Europe remained steady year on year.

European pharmaceutical companies are operating in an increasingly difficult environment marked by ongoing cost-containment measures in the health care sector. In the United States, the market continues to develop well. There, too, however, there is a growing debate about ways to reduce expenditure on drugs, for example through reimports. Market growth in Japan was considerably slower than in the United States or Europe.

Before special items, **EBIT** for the segment grew by €260 million in 2003, to €407 million, thanks mainly to the upward trend in the Pharmaceuticals Division and the Kogenate® business of the Biological Products Division. In Pharmaceuticals, the improvement was also aided by cost reductions achieved through production facility closures and relocations and the consolidation of research activities. Additional contributory factors in the Biological Products

Consumer Care, Diagnostics	2002	2003	Change
€ million			in %
Sales	**3,755**	**3,336**	**– 11.2**
Consumer Care	1,716	1,403	– 18.2
Diagnostics	2,039	1,933	– 5.2
EBITDA*	**941**	**889**	**– 5.5**
Operating result [EBIT]	**602**	**589**	**– 2.2**
of which special items	214	268	
CFROI	**23.9%**	**21.5%**	
Gross cash flow*	**827**	**668**	**– 19.2%**
Net cash flow*	**951**	**719**	**– 24.4%**

* for definition see page 4

Division were the optimization of production processes and improved cost structures for Kogenate®. The principal special charges in 2003 – totaling €756 million – were impairment losses and other valuation adjustments for the plasma business, charges in connection with Lipobay/Baycol, and expenses for the closure of the research center in Kyoto, Japan, and the termination of research activities in Berkeley, California.

Sales of the **Consumer Care** Division declined by 18.2 percent, or €313 million, to €1,403 million, mainly due to the divestment of the household insecticides activities and the strength of the euro. Adjusted for portfolio changes and currency effects, however, sales advanced by 11.6 percent. This business thus expanded much faster than the market, which grew by only 3 percent.

In the United States, the main growth market for Consumer Care, we scored major success with the launch of One-A-Day® WeightSmart. This vitamin product posted sales of €60 million in its first year on the market. Sales of the analgesic Aleve® in North America advanced by 18.8 percent in local currencies, boosting our share of the market for over-the-counter pain relievers. U.S. and Canadian sales of Aleve® totaled €89 million after translation.

Sales of the **Diagnostics** Division were down by 5.2 percent, or €106 million, to €1,933 million. In local currencies, however, business grew by 5.1 percent, with Professional Testing up 10.6 percent and thus clearly outperforming the market, especially in the United States. Deserving special mention is the ADVIA Centaur®, sales of which rose by 24.4 percent in local currencies. The market position of the ADVIA® product line was further strengthened by the introduction of a new BNP test to assist in the diagnosis of heart failure. Canadian-based Visible Genetics, which we acquired in 2002, has now been successfully integrated, its product line expanding our offering in the field of nucleic acid diagnostics. Sales in Self-Testing receded by 14.2 percent, to €626 million, due to weaker business in Europe and to lower U.S. numbers after translation. Competitive pressure has intensified in this market. We are confident that the new Ascensia® diabetes care systems we introduced in mid-2003 will help to improve our market position once again. Already successful in the German market is the Ascensia® Contour, which gained encouraging market share by the end of 2003.

Consumer Care, Diagnostics External sales by market (€ million)	**2002**	**2003**	**Change** in %
Europe	1,194	1,122	– 6.0
North America	1,581	1,504	– 4.9
Asia/Pacific	456	302	– 33.8
Latin America/Africa/Middle East	524	408	– 22.1
Total	**3,755**	**3,336**	**– 11.2**

The global OTC business developed well, with particularly strong growth in the United States. There, the upward trend was enhanced by certain drug products coming off prescription status. Sales were also helped by a strong cold season in Europe and North America. On the other hand, business in over-the-counter drugs in Europe continued to be hampered by the effects of health care reform. The global diagnostic products industry grew more slowly than in the preceding years, the main reasons being the negative trend for blood glucose monitoring systems, particularly in the United States, and the weak economy in the principal markets.

EBIT for the Consumer Care, Diagnostics segment slipped by 2.2 percent to €589 million, marred by the lower sales in Self-Testing and adverse currency factors. We successfully completed the divestment of the household insecticides business, initiated in 2002, to U.S.-based SC Johnson & Son. Of the total gain on this sale, €256 million was realized in 2003.

Animal Health € million	**2002**	**2003**	**Change** in %
Sales	**850**	**790**	**- 7.1**
EBITDA*	**219**	**202**	**- 7.8**
Operating result [EBIT]	**170**	**170**	**0.0**
of which special items	(11)	22	
CFROI	**30.5%**	**26.9%**	
Gross cash flow*	**182**	**143**	**- 21.4**
Net cash flow*	**140**	**226**	**61.4**

* for definition see page 4

Sales of the **Animal Health** segment fell by 7.1 percent, or €60 million, to €790 million, due to negative currency effects. Adjusted for these effects, however, sales rose by 4.7 percent. This good performance resulted primarily from the successful launch in North America of the new antiparasitic treatment Advantix®.

As part of the ongoing portfolio adjustments, the rights to the Bayovac®/ Baypamun® products were sold to Pfizer Animal Health in December 2003.

Animal Health External sales by market (€ million)	**2002**	**2003**	**Change** in %
Europe	243	242	- 0.4
North America	337	305	- 9.5
Asia/Pacific	136	122	- 10.3
Latin America/Africa/Middle East	134	121	- 9.7
Total	**850**	**790**	**- 7.1**

Bayer CropScience € million	2002	2003	Change in %
Sales	4,697	5,764	22.7
Crop Protection	4,002	4,801	20.0
Insecticides	1,250	1,376	10.1
Fungicides	1,030	1,168	13.4
Herbicides	1,452	1,848	27.3
Seed Treatment	270	409	51.5
Environmental Science	605	692	14.4
BioScience	90	271	•
EBITDA*	520	1,073	•
Operating result [EBIT]	(108)	324	•
of which special items	67	(81)	
CFROI	6.6%	10.3%	
Gross cash flow*	516	924	79.1
Net cash flow*	1,212	1,165	- 3.9

** for definition see page 4*

Sales in Europe remained at the previous year's level. The declines in the other regions resulted mainly from negative currency effects.

The global market for animal health products continued to grow at a moderate pace in 2003. The companion animals market segment continued to expand at an above-average rate, more or less independently of the economic cycle. By contrast, the livestock market segment stagnated, primarily because of sustained pressure on prices through increased use of generic products in agricultural production and the increasing efficacy of regulatory barriers to the use of veterinary medicines.

EBIT remained constant year on year at €170 million. Before special items, EBIT fell by €33 million, due to exchange rate developments and expenses for product introductions.

CropScience

Sales of the **Bayer CropScience** subgroup climbed by 22.7 percent to €5,764 million, largely because of the Aventis CropScience acquisition. Exchange rates had a negative effect. After adjusting for portfolio changes and currency factors, business grew by an impressive 11.8 percent in a market that stagnated in local currency terms.

Sales of the **Crop Protection** Business Group rose by 20.0 percent to €4,801 million. This increase was mainly due to acquisitions and a gratifying increase in sales of our top products.

Sales of Confidor®/Gaucho®/Admire®/ Merit® rose by 5.2 percent to €590 million, the largest increases being recorded in Germany, France and Brazil. Business with Folicur®/Raxil® also improved considerably, advancing by 21.2 percent to

Best-Selling Bayer CropScience Products € million	2003	Change in %	Change in local currencies in %
Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/Environmental Science)	590	5.2	15.5
Folicur®/Raxil® (Fungicides/Seed Treatment)	315	21.2	33.5
Puma®/Accord® (Herbicides)	226	•	•
FLINT® (Fungicides)	200	25.8	40.9
Basta®/Liberty® (Herbicides)	159	•	•
Decis®/K-Othrine® (Insecticides/Environmental Science)	159	•	•
Betanal® (Herbicides)	143	•	•
Fenikan®/Javelin® (Herbicides)	115	•	•
Aliette®/Mikal®/Chipco® Signature (Fungicides/Environmental Science)	107	•	•
Balance®/Merlin® (Herbicides)	106	•	•
Total	**2,120**	**47.1**	**61.8**
Proportion of Bayer CropScience sales	36.8%		

€315 million, mainly due to higher volumes in the United States and Brazil. Sales of Folicur®/Raxil® more than doubled year on year in both these countries. FLINT® also fulfilled our high growth expectations, with sales gaining 25.8 percent to €200 million. In light of this product's effectiveness against Asian rust, there was particularly high demand in Brazil for the new formulations Stratego®, for soybeans and Sphere®, for coffee crops.

Sales of the products acquired with the Aventis CropScience transaction, notably Puma®/Accord® and Basta®, also developed well.

Envidor®, our new broad-spectrum acaricide for use in perennial crops, was successfully launched in Japan and Brazil last year. The new seed treatment Poncho® got off to a good start following its registration in the United States, already accounting for a major share of sales of the Seed Treatment unit in its first year on the market.

Sales of the **Environmental Science** Business Group improved by 14.4 percent to €692 million. This was mainly due to the products Merit®, MaxForce®, Premise®, Deltagard® and K-Othrine®, as well as to the performance of the Bayer Advanced®/ Bayer Garden® line.

The **BioScience** Business Group saw sales advance to €271 million. Sales of our vegetable seeds developed favorably, as did our cotton and canola seed products in the United States and Canada. FiberMax® and InVigor® achieved particularly large increases.

In 2003 we pressed ahead with the integration of Aventis CropScience, which is now largely complete. With the exception of the active substance propoxycarbazone, we have now effected all of the individual product divestitures mandated by the antitrust authorities.

Sales of Bayer CropScience were encouraging in North America, Latin America, Europe, Africa and the Middle East, while business in Japan and South Korea was below expectations.

CropScience External sales by market (€ million)	2002	2003	Change in %
Europe	1,851	2,296	24.0
North America	1,024	1,339	30.8
Asia/Pacific	797	963	20.8
Latin America/Africa/Middle East	1,025	1,166	13.8
Total	**4,697**	**5,764**	**22.7**

In our assessment, the global market for crop protection products – measured in local currencies – did not change significantly in size from the previous year. Measured in euros, however, there was a downward trend in 2003 due to the sharp rise in the value of the euro against the U.S. dollar and other currencies.

Business in Europe was impacted by the exceptionally dry weather, the main effect of which was lower fungicide usage. Volumes decreased in the important markets of France and Germany, with agriculture in eastern Europe also affected by the drought.

The North American market benefited from favorable weather patterns and good growing conditions along with a high level of insect infestation. Prices, however, remained in decline.

Developments in the Asia/Pacific region included a further reduction in rice acreages in Japan and South Korea, which caused the market for crop protection products to shrink. The markets of both Australia and India recovered from the adverse climatic conditions of the previous year.

In Latin America, economic conditions generally stabilized in 2003, leading to increased usage of crop protection products and thus to a gratifying improvement in business.

EBIT climbed sharply from minus €108 million to €324 million despite negative currency effects, the growth in earnings being mainly due to higher sales. While special items in 2002 comprised mainly the proceeds of individual product divestments, in 2003 they included primarily restructuring charges. EBIT before special items improved by €580 million to €405 million.

Gross cash flow advanced significantly to €924 million due to the improvement in EBIT. Net cash flow declined by 3.9 percent to €1,165 million, the previous year's figure having been boosted by the success of the program to improve working capital management that we embarked on in 2001.

Bayer Polymers € million	2002	2003	Change in %
Sales	**10,423**	**9,897**	**- 5.0**
of which discontinuing operations	*3,536*	*3,263*	
EBITDA*	**1,293**	**893**	**- 30.9**
of which discontinuing operations	*182*	*(13)*	
Operating result [EBIT]	**(58)**	**(1,180)**	**•**
of which discontinuing operations	*(147)*	*(783)*	
of which special items from continuing operations	(296)	(715)	
of which special items from discontinuing operation	(169)	(663)	
CFROI	**8.2%**	**8.8%**	
Gross cash flow*	**1,130**	**1,029**	**- 8.9**
of which discontinuing operations	*131*	*145*	
Net cash flow*	**1,167**	**1,042**	**- 10.7**
of which discontinuing operations	*148*	*13*	

* for definition see page 4

Polymers

Sales of the **Bayer Polymers** subgroup receded by 5.0 percent to €9,897 million, mainly as a result of unfavorable currency parities. After adjusting for currency and portfolio effects, however, business grew by 3.8 percent. Because of high special charges, particularly impairment losses, **EBIT** declined from minus €58 million in 2002 to minus €1,180 million in 2003. The current unsatisfactory situation in Polymers is mainly attributable to high raw material and energy costs combined with heightened competitive pressure. Gross cash flow shrank by 8.9 percent to €1,029 million. With working capital virtually unchanged, net cash flow declined accordingly by 10.7 percent to €1,042 million.

Sales of the **Plastics, Rubber** segment fell by 7.6 percent in 2003, though by only 0.8 percent in local currencies. Adjusted for both currency and portfolio effects, business was up by 1.5 percent. Sales of Thermoplastic Polymers declined by 5.1 percent to €2,842 million, mainly because of lower selling prices and adverse currency parities. Rubber Polymers sales dropped by 11.0 percent year on year to €1,971 million, again due to selling price erosion and, in addition, to unfavorable business conditions

Plastics, Rubber € million	2002	2003	Change in %
Sales	**5,210**	**4,813**	**- 7.6**
of which discontinuing operations	*3,337*	*3,096*	
Thermoplastic Polymers	2,995	2,842	- 5.1
Rubber Polymers	2,215	1,971	- 11.0
EBITDA*	**511**	**237**	**- 53.6**
of which discontinuing operations	*185*	*(6)*	
Operating result [EBIT]	**76**	**(666)**	**•**
of which discontinuing operations	*(48)*	*(716)*	
of which special items from continuing operations	(7)	1	
of which special items from discontinuing operation	(84)	(594)	
CFROI	**6.8%**	**6.8%**	
Gross cash flow*	**420**	**368**	**- 12.4**
of which discontinuing operations	*137*	*142*	
Net cash flow*	**457**	**198**	**- 56.7**
of which discontinuing operations	*139*	*(3)*	

* for definition see page 4

Plastics, Rubber External sales by market (€ million)	2002	2003	Change in %
Europe	2,425	2,337	– 3.6
North America	1,401	1,186	– 15.3
Asia/Pacific	1,070	975	– 8.9
Latin America/Africa/Middle East	314	315	0.3
Total	**5,210**	**4,813**	**– 7.6**

in Europe. Sales were also lower by €117 million as a result of the divestiture of PolymerLatex in May 2003.

Sales in Europe declined by 3.6 percent to €2,337 million. Adjusted for the divestiture of the PolymerLatex business, sales increased in a difficult business environment characterized by lower output in most customer industries.

In North America, sales fell by 15.3 percent to €1,186 million, particularly because of currency effects. Although sales of polycarbonates advanced due to higher demand from the electronics sector, this did not offset the decline in sales of styrenics and rubber polymers that was due mainly to lower demand from the automotive industry.

Sales in Asia/Pacific were down by 8.9 percent to €975 million. In local currencies, however, business was steady year on year. This region, too, saw encouraging growth in our polycarbonates business.

In Latin America, the downswing in the automotive sector led particularly to lower sales of rubber polymers.

EBIT for the Plastics, Rubber segment dropped to minus €666 million in 2003 following €463 million in impairment losses and €130 million in other special charges, primarily restructuring expenses. EBIT before special items fell to minus €73 million. This was attributable mainly to declining selling prices and higher raw material and energy costs.

In light of the strategic realignment of the Bayer Group and changes in the operating environment for some businesses in the Plastics, Rubber segment, it was necessary to review the valuations of the relevant assets. These impairment tests were also prompted by a continuing weaker-than-expected performance by some of the segment's businesses. The ABS business, in particular, is being impacted by the ongoing relocation of important customer industries to Asia. Business conditions for our European and North American solid rubber locations featured only slow market growth. Increased raw material and energy costs had a further negative

Polyurethanes, Coatings, Fibers € million	2002	2003	Change in %
Sales	**5,213**	**5,084**	**– 2.5**
of which discontinuing operations	*199*	*167*	
Polyurethane Materials	3,197	3,184	– 0.4
Coating Materials	2,016	1,900	– 5.8
EBITDA*	**782**	**656**	**– 16.1**
of which discontinuing operations	*(3)*	*(7)*	
Operating result [EBIT]	**(134)**	**(514)**	•
of which discontinuing operations	*(99)*	*(67)*	
of which special items from continuing operations	(289)	(716)	
of which special items from discontinuing operations	(85)	(69)	
CFROI	**9.3%**	**10.4%**	
Gross cash flow*	**710**	**661**	**– 6.9**
of which discontinuing operations	*(6)*	*3*	
Net cash flow*	**710**	**844**	**18.9**
of which discontinuing operations	*9*	*16*	

* for definition see page 4

impact. Overcapacities in some markets served by the Plastics, Rubber segment led to fierce competition, with substantial declines in prices and margins marring prospects for future development. Impairment losses totaling €463 million were recognized for this segment.

Despite growth in volumes, **sales** of our **Polyurethanes, Coatings, Fibers** segment dropped by 2.5 percent in 2003, particularly as a result of currency effects. Sales of Polyurethane Materials were down by 0.4 percent to €3,184 million, while Coatings Materials decreased by 5.8 percent to €1,900 million. Before currency translations, however, sales rose by 6.2 percent.

Polyurethanes, Coatings, Fibers External sales by market (€ million)	2002	2003	Change in %
Europe	2,252	2,309	2.5
North America	1,690	1,526	– 9.7
Asia/Pacific	744	730	– 1.9
Latin America/Africa/Middle East	527	519	– 1.5
Total	**5,213**	**5,084**	**– 2.5**

Sales in Europe failed to meet our expectations as a result of the weak economy, increasing by just 2.5 percent. Our MDI business made gratifying gains, however, benefiting from higher demand for heat insulating materials.

In North America, sales dropped by 9.7 percent in euros, to €1,526 million, but grew by 7.2 percent in local currencies. Our MDI and TDI businesses benefited from strong growth in the construction, electrical and electronics industries. Sales of Coatings Materials were down year on year due to the downturn in the automotive and furniture industries.

Sales in Asia/Pacific were slightly below the previous year, at €730 million. In local currencies, however, business improved by 12.5 percent, mainly due to the high growth rates of major customer industries in this region, particularly in Greater China, which in turn led to considerably higher sales of polyurethane raw materials.

EBIT for the Polyurethanes, Coatings, Fibers segment fell from minus €134 million in 2002 to minus €514 million in 2003. Before impairment losses of €671 million and other special items, EBIT climbed by 12.9 percent to €271 million as a result of higher volumes and the success of our restructuring program. Further increases in raw material costs and the continuing low level of selling prices had a negative effect. The other special items of €114 million mainly comprised restructuring charges for polyether, TDI and fibers.

Impairment tests resulted in the recognition of €671 million in impairment losses for the Polyurethanes, Coatings, Fibers segment. Impairment losses for the polyols and fibers businesses already having been recognized in the previous year, a further write-down was necessary in 2003 because the original economic assumptions had to be revised downward in light of these businesses' long-term perspectives. The polyols and fibers businesses were impacted by overcapacities and continuing strong competitive pressure in all regions, particularly Asia. The resulting decline in prices, combined with the sustained high level of raw material costs, created constant pressure on margins. Our economic expectations for other businesses also declined. The solvent-free powder coatings business that passed to us with the acquisition of Sybron Chemicals Inc. in 2000 now operates in a difficult environment marked by low capacity utilization and low prices. This business was also hurt by high raw material and energy costs.

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Bayer Chemicals € million	2002	2003	Change in %
Sales	**4,322**	**3,400**	**– 21.3**
of which discontinuing operations	*3,371*	*2,513*	
Industrial Chemicals	1,000	975	– 2.5
Custom Manufacturing	215	188	– 12.6
Functional Chemicals	512	514	0.4
Process Chemicals	890	740	– 16.9
H.C. Starck	607	564	– 7.1
Wolff Walsrode	230	222	– 3.5
Other (incl. Haarmann & Reimer in 2002)	868	197	– 77.3
EBITDA*	**1,489**	**263**	**– 82.3**
of which discontinuing operations	*1,363*	*172*	
Operating result [EBIT]	**1,057**	**(499)**	•
of which discontinuing operations	*1,018*	*(516)*	
of which special items from continuing operations	(1)	0	
of which special items from discontinuing operations	858	(541)	
CFROI	**8.5%**	**6.7%**	
Gross cash flow*	**473**	**291**	**– 38.5**
of which discontinuing operations	*363*	*204*	
Net cash flow*	**590**	**199**	**– 66.3**
of which discontinuing operations	*442*	*118*	

* for definition see page 4

Chemicals

The **Bayer Chemicals** subgroup had **sales** of €3,400 million in 2003. Adjusted for portfolio and currency effects, business was up by 0.8 percent despite the lack of a recovery in major customer industries.

To further optimize the portfolio, we sold the organic pigments business to Sun Chemicals in the first quarter of 2003 and divested Walothen GmbH to the Wihuri group of Finland in the fourth quarter of the year.

Sales of the Industrial Chemicals unit declined by 2.5 percent year on year to €975 million. In local currencies, however, sales rose by 3.1 percent, thanks largely to growth in basic chemicals. Custom Manufacturing was 12.6 percent below the previous year at €188 million, mainly because of increased competition from Asian suppliers in the agrochemicals area and continuing weakness in the photographic chemicals market. Process Chemicals saw a drop in business, particularly in textile chemicals, with sales down by 16.9 percent to €740 million. Sales of Functional Chemicals remained steady year on year at €514 million. When adjusted for currency effects, however, sales of this business unit improved by 5.9 percent, with good gains in industrial biocides and specialty material protection products. Sales of Wolff Walsrode decreased by 3.5 percent to €222 million. Business at H.C. Starck, also hampered by exchange rates, receded by 7.1 percent to €564 million. Currency-adjusted sales, however, rose by 1.1 percent from the previous year.

The decline in sales in all regions is mainly due to the fact that the previous year's figures contained the business of the divested Haarmann & Reimer group. In Europe, sales moved back by 15.0 percent to €1,812 million. Adjusted for currency effects, business declined by 1.3 percent.

In the other regions there was an additional negative effect from currency translations. Business in North America shrank by 29.4 percent to €622 million. Adjusted

Chemicals External sales by market (€ million)	2002	2003	Change in %
Europe	2,131	1,812	– 15.0
North America	881	622	– 29.4
Asia/Pacific	796	624	– 21.6
Latin America/Africa/Middle East	514	342	– 33.5
Total	**4,322**	**3,400**	**– 21.3**

for currency effects, however, sales remained at the previous year's level. The economy of this region weakened considerably in the first half of the year as a result of the Iraq war and the high price of oil. In the second half, however, consumer spending and growth indicators pointed to an upswing. This overall economic trend was also reflected in the markets served by Bayer Chemicals, with currency- and portfolio-adjusted sales improving in the second half by 4.6 percent from the same period of 2002.

Sales in Asia/Pacific fell by 21.6 percent to €624 million, but remained steady after adjusting for currency and portfolio effects.

Business in the Latin America/Africa/ Middle East region dropped by 33.5 percent to €342 million. Adjusted for currency and portfolio effects, sales decreased by 4.0 percent. Although this region has basically overcome the recent stagnation phase, the upward trend was restrained by a lack of demand in domestic markets and economic weakness in Mexico and Brazil.

In connection with the strategic realignment of the Bayer Group and the deterioration in business conditions, we reviewed and adjusted the business plans of all the strategic business entities that are to be transferred to Lanxess. On the basis of current and forecasted market and competitive conditions and a fundamental reappraisal of long-term returns on past investments, we recognized impairment losses of €476 million for the Chemicals segment. These write-downs relate particularly to the fine chemicals business, where there is sustained pressure on margins resulting from adverse exchange rates, ongoing consolidation in customer industries, overcapacities in certain market segments and increased competition, particularly from Asian suppliers.

EBIT fell from €1,057 million in 2002 to minus €499 million in 2003. Of the high earnings for 2002, the Haarmann & Reimer activities, divested in 2002, accounted for €980 million, including a €933 million gain on the divestiture. EBIT for 2003, however, was hampered by minus €541 million in special items, comprising mainly impairment losses. EBIT before special items declined by €158 million, or 79.0 percent, to €42 million. Gross cash flow receded by €182 million to €291 million, particularly due to the lower earnings from operations. Net cash was also sharply down, at €199 million.

Financial Condition

Value Management

"Bayer is committed to increasing stockholder value. Our aim is to convince investors by delivering a strong performance and by communicating openly, fairly and honestly."

Werner Wenning, Chairman of the Board of Management of Bayer AG

CVA-based system

The prime objective of the Bayer Group is to sustainably increase enterprise value. In 1994 we became one of the first German companies to embark on the development of a value management system, which we introduced throughout the Group in 1997. The system is used for planning, controlling and monitoring purposes. Our basic controlling parameter is the cash value added (CVA), which indicates the degree to which the cash flows needed to cover the costs of equity and debt and of reproducing depletable assets have been generated. If the CVA is positive, the company or business entity concerned has created value. If it is negative, the anticipated capital and asset reproduction costs have not been earned. Gross cash flow and CVA are profitability indicators for a single reporting period. For a year-on-year comparison we therefore use the delta CVA, which is the difference between the CVAs of two consecutive periods. A positive delta CVA shows that value creation has improved from one period to the next.

Calculating the cost of capital

Bayer calculates the cost of capital by the weighted average cost of capital (WACC) formula. WACC is the average of the cost of the company's debt and equity financing, weighted according to their respective market values. The cost of equity corresponds to the return expected by our stockholders and is computed from capital market information using a market-derived capital pricing model (MCPM). The cost of debt used in calculating WACC is based on our terms for a ten-year corporate bond issue.

To take into account the different risk and return profiles of our principal businesses, we calculate the cost of capital after taxes for each of our subgroups. This is currently 9.0 percent for HealthCare, compared with 7.0 percent for CropScience (due to the higher leverage) and 7.0 percent for Polymers and Chemicals (because of the lower cost of equity). The minimum return required for the Bayer Group as a whole comes out at 7.5 percent.

Gross cash flow, cash flow return on investment, and cash value added as performance yardsticks

The gross cash flow (GCF), as published in our cash flow statement, is the measure of our internal financing capability. Bayer has chosen this parameter because it is relatively free of accounting influences and thus a more meaningful performance indicator.

The profitability of the Group and of its individual business entities is measured by the cash flow return on investment (CFROI). This is the ratio of the GCF to the capital invested (CI). The CI is derived from the balance sheet and comprises the assets required for operations – stated at cost of acquisition or construction – plus working capital, less interest-free liabilities (such as short-term provisions). To allow for fluctuations during the year, the CFROI is computed on the basis of the average CI for the respective year.

Taking into account the cost of capital and of asset reproduction in relation to the CI, we determine the minimum GCF required, the GCF hurdle. Subtracting the GCF hurdle from the GCF actually achieved in a given period gives the CVA. If the GCF hurdle is equaled or exceeded, the required return on equity and debt plus the cost of reproducing depletable assets has been earned.

€ million	2002*	2003
Gross cash flow	3,008	3,244
CVA	(559)	(429)
CFROI	8.2%	9.2%
Average capital invested	36,755	35,401

* excluding Haarmann & Reimer

The GCF hurdle for 2003 was €3.7 billion. The cash flow achieved was €3.2 billion, or 88 percent of the hurdle. Thus the capital and asset reproduction costs were almost completely earned. The CVA rose from minus €559 million in 2002 to minus €429 million in 2003, giving a delta CVA of €130 million, which means the return on capital improved by this amount year on year.

The CFROI increased from 8.2 percent in 2002 to 9.2 percent in 2003, due both to the higher gross cash flow and to the lower capital invested.

Bayer Group Summary Cash Flow Statements € million	2002	2003
Gross cash flow*	**3,085**	**3,244**
Changes in working capital	1,373	49
Net cash provided by operating activities	**4,458**	**3,293**
Net cash provided by (used in) investing activities	**(6,570)**	**460**
Net cash provided by (used in) financing activities	**2,171**	**(1,761)**
Change in cash and cash equivalents due to business activities	**59**	**1,992**
Cash and cash equivalents at beginning of year	**719**	**767**
Change due to exchange rate movements and to changes in scope of consolidation	(11)	(25)
Cash and cash equivalents at end of year	**767**	**2,734**
Marketable securities and other instruments	29	129
Liquid assets as per balance sheets	**796**	**2,863**

* Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions

Liquidity and Capital Resources

The cash flow statement shows the cash inflows and outflows from operating, investing and financing activities. Gross cash flow improved by 5.2 percent from the previous year to €3,244 million, mainly due to the higher income from operations which was, however, partly offset by an increase in income tax payments due to the fact that the previous year's income included tax-free divestment proceeds.

Net cash flow amounted to €3,293 million, after disbursements of €231 million made following a settlement reached with U.S. authorities in the context of an investigation into pharmaceutical product prices. Provisions for these payments had already been established in 2002. The high net cash flow achieved in 2002 was largely due to the success of the program we initiated in 2001 to improve working capital management.

Net cash of €460 million was provided by investing activities. We maintained strict capital discipline, reducing outflows for additions to property, plant and equipment from €2,239 million in 2002 to €1,653 million in 2003. These disbursements were more than offset by €1,644 million in cash receipts from sales of such assets. These inflows included, in particular, €1,185 million from the divestments of certain crop science businesses mandated by the antitrust authorities and the €118 million in proceeds from the sale of our interest in PolymerLatex. The €258 million in cash inflows related to investments included the income from the divestment of our equity stake in Millennium Pharmaceuticals. Our research collaboration with this biotechnology company ended on schedule on October 31, 2003. The previous year's item contained a €714 million cash inflow from the sale of shares in Agfa-Gevaert N.V. The cash disbursements for acquisitions relate mainly to the purchase of the remaining 45.5 percent of the shares of the Bayer Polymers Sheet Europe group (formerly Makroform). In the previous year, disbursements in connection with the acquisition of Aventis CropScience led to net cash usage of €6,570 million in investing activities.

The net cash outflow of €1,761 million from financing activities resulted primarily from €664 million in dividend payments, €782 million in interest payments and €315 million in debt retirements.

0000035

Capital Expenditures

We spent a total of €1.7 billion for property, plant, equipment and intangible assets in 2003.

€ million	2002	2003	Change in %	2004 Budget
Bayer HealthCare	476	407	– 14.5	423
Bayer CropScience	297	413	39.1	250
Bayer Polymers	1,010	573	– 43.3	584
Bayer Chemicals	285	203	– 28.8	297

Acquisitions and divestitures

We spent a total of €72 million on acquisitions in 2003, including €59 million for the purchase of the remaining interest in the Bayer Polymers Sheet Europe group (formerly Makroform), headquartered in Darmstadt, Germany.

Major divestments in 2003 included:

- the sale of products and related rights for the insecticidal active ingredients fipronil (worldwide except China) and ethiprole, together with a number of fungicidal active ingredients (primarily in Europe and – based on a non-exclusive license – for seed treatment outside of Europe), for €1.3 billion to BASF AG. Including back-licenses in the context of E.U. and FTC conditions that give Bayer CropScience access to certain non-agricultural markets, the divestiture price amounted to €1.2 billion;
- the sale of our remaining interest in the global household insecticides business of the Consumer Care Division to SC Johnson & Son Inc., United States, for €339 million, following the first part of the sale to the same acquirer for €386 million in 2002;
- the sale of our interest in Millennium Pharmaceuticals Inc., United States, to the investment bank CSFB for €272 million;
- the sale of our 50-percent interest in the PolymerLatex group to financial investor Soros Private Equity Partners for €118 million.

0000036

Bayer Group Summary Income Statements € million	2002	2003	Change in %
Net sales	**29,624**	**28,567**	**– 3.6**
Operating result [EBIT]	**1,610**	**(1,203)**	**•**
of which discontinuing operations	*760*	*(1,652)*	
of which special items from continuing operations	93	(1,064)	
of which special items from discontinuing operations	689	(1,521)	
Non-operating result	**(654)**	**(791)**	**– 20.9**
Income (loss) before income taxes	**956**	**(1,994)**	**•**
Net income (loss)	**1,060**	**(1,361)**	**•**

Earnings Performance

Net sales of the Bayer Group declined by 3.6 percent, or €1,057 million, from the previous year to €28,567 million. In local currencies and adjusted for portfolio effects, however, sales rose by 5.0 percent.

EBIT declined to minus €1,203 million after net special charges totaling €2,585 million, the latter amount being the balance primarily of impairment losses, restructuring expenses and income from divestitures. Before these items, however, EBIT climbed by 66.9 percent to €1,382 million.

Earnings
€ billion


2.0
1.8
1.0
1.1
2003
(0.6)
(1.3)
1999
2000
2001
2002
Income taxes
Income after taxes

The non-operating result declined to minus €791 million, due particularly to a drop in the net result of investments in affiliated companies to minus €93 million. This decrease was attributable to write-downs of our investments in DyStar and Curagen and a net expense position for companies included at equity. The principal item of non-operating income was the €190 million tax-free gain from the sale of our equity interest in Millennium Pharmaceuticals.

The impairment losses recognized following the global review of asset valuations led to substantial deferred tax assets, resulting in net tax income of €645 million. The Group recorded a net loss of €1,361 million.

Bayer Group Profitability Ratios

		2002	2003
Cost of goods sold (%)	Cost of goods sold / Net sales	59.7	**58.9**
R&D expenses (%)	R&D expenses / Net sales	8.7	**8.5**
Return on sales (%)	Operating result [EBIT] / Net sales	5.4	**(4.2)**
Return on stockholders' (%) equity	Income (loss) after taxes / Average stockholders' equity	6.6	**(9.8)**
Return on assets (%)	Income (loss) before income taxes and interest expense / Average total assets	4.8	**(3.6)**

Asset and Capital Structure

Total assets decreased by €4.2 billion compared with December 31, 2002, to €37.4 billion.

Noncurrent assets shrank by €5.3 billion, with intangibles decreasing by €2.4 billion to €6.5 billion and property, plant and equipment by €2.5 billion to €9.9 billion. The main reasons for the decline were impairment losses and valuation adjustments totaling €1.9 billion, along with other asset write-downs. Negative currency effects diminished noncurrent assets by a further €1.5 billion. Investments declined by €0.4 billion to €1.8 billion, mainly due to the sale of our interest in Millennium Pharmaceuticals and write-downs of our equity investments in DyStar and Curagen.

The total of inventories and receivables diminished by €1.3 billion to €14.8 billion. Inventories declined by 7.2 percent to €5.9 billion, while trade accounts receivable fell by 8.5 percent to €5.1 billion. Other receivables were down by 8.5 percent to €3.9 billion, as the assets earmarked for divestiture, and since divested, in connection with the Aventis CropScience acquisition were still reflected in this item at the end of 2002. Liquid assets grew by €2.1 billion to €2.9 billion, particularly as a result of the net cash inflow from operating activities. Current assets increased by €0.8 billion compared with the end of 2002, to €17.7 billion.

Summary Balance Sheets

€ million	Dec. 31, 2002	Dec. 31, 2003
Noncurrent assets	23,513	18,232
Current assets	16,890	17,673
Deferred taxes and deferred charges	1,289	1,540
Stockholders' equity	15,335	12,213
Minority stockholders' interest	120	123
Liabilities	23,320	23,013
Deferred taxes and deferred income	2,917	2,096
Balance sheet total	41,692	37,445

Stockholders' equity shrank by €3.1 billion to €12.2 billion. This decline was primarily attributable to the €1.4 billion net loss, €1.1 billion in negative currency translation effects and the €0.7 billion dividend payment for 2002. Equity coverage of total assets fell by 4.2 percentage points compared with the end of 2002, to 32.6 percent.

Liabilities dropped by €0.3 billion to €23.0 billion. Net debt was reduced by €2.9 billion in 2003, to below €6.0 billion.

Bayer Group Balance Sheet Ratios

		2002	2003
Noncurrent assets / Total assets	(%)	56.4	**48.7**
Depreciation / Capital expenditures	(%)	118.1	**151.5**
Net sales / Inventories		4.7	**4.9**
Net sales / Trade accounts receivable		5.3	**5.6**
Stockholders' equity / Total assets	(%)	36.8	**32.6**
Stockholders' equity / Noncurrent assets	(%)	65.2	**67.0**
Short-term liabilities / Total liabilities	(%)	41.9	**40.8**

Value Added

The Group's total operating performance decreased by 9.6 percent to €29.9 billion, mainly due to a sharp fall in other income. The €6.6 billion value added was below the previous year, primarily because of the higher depreciation charges. Stockholders received €0.4 billion, employees €8.0 billion and lenders €0.6 billion. Of the disbursements in excess of the value added, governments accounted for €0.3 billion by virtue of tax loss carryforwards, and €2.0 billion was borne by the enterprise.

Value Added

Source	2003	Change	Distribution	2003	Share
€ million		in %	€ million		in %
Net sales	28,567	- 3.6			
Other income	1,313	- 61.9	Stockholders	365	5.6
Total operating performance	**29,880**	**- 9.6**	Employees	7,990	121.8
Cost of materials	12,247	5.5	Governments	(342)	
Depreciation	4,735	43.0	Lenders	565	8.6
Other expenses	6,338	- 19.5	Earnings retention	(2,018)	- 30.8
Value added	**6,560**	**- 36.1**	**Value added**	**6,560**	**100.0**

Proposal for Distribution of the Profit

Under German law the dividend is paid out of the balance sheet profit of the parent company Bayer AG. The balance sheet profit for 2003 amounted to €0.4 billion. Summary income statements for Bayer AG are given below:

Bayer AG Summary Income Statements

€ million	2002	2003
Net sales	**9,513**	**5,224**
Cost of goods sold	(6,771)	(4,204)
Gross profit	**2,742**	**1,020**
Selling, R&D and administration expenses	(2,997)	(1,081)
Other operating income (expense) – net	167	(13)
Operating result [EBIT]	**(88)**	**(74)**
Non-operating result	**1,293**	**(50)**
Income (loss) before income taxes	**1,205**	**(124)**
Income taxes	(43)	(61)
Net income (loss)	**1,162**	**(185)**
Allocation (to) from retained earnings	(505)	550
Balance sheet profit	**657**	**365**

We will propose to the Annual Stockholders' Meeting on April 30, 2004 that the balance sheet profit be used to pay a dividend of €0.50 per share (730,341,920 shares) on the capital stock of €1,870 million entitled to the dividend for 2003.

Employees

On December 31, 2003 there were 115,400 people employed in the Bayer Group, 7,200 fewer than at the beginning of the year. A breakdown of employees according to reporting segments and regions can be found in the tables Key Data by Segment and Key Data by Region of the notes to the financial statements. The average number of employees fell to €118,300.

Personnel expenses decreased by 2.3 percent to €7,990 million. The ratio of personnel expenses to sales was 28 percent. The value added per employee declined to €56,800.

Marketing and Distribution

Our Pharmaceuticals and Biological Products divisions generally distribute their products through governmental agencies, wholesalers, pharmacies and hospitals. Biological Products also distributes directly to patients to a certain extent. Where appropriate, we extend our activities through co-promotion and co-marketing arrangements. In November 2001, for example, we entered into a co-promotion agreement with GlaxoSmithKline for Levitra®, our erectile dysfunction medication.

The Consumer Care Division focuses on the market for non-prescription drug products. The typical sales and marketing channels of the division outside of Europe are supermarket chains and other consumer outlets. In Europe, pharmacies are the primary distribution channel.

The Diagnostics Division markets its Laboratory Testing and NAD products – as well as most of its Near Patient Testing products – directly to customers, who are primarily private laboratories and hospitals. We channel our Self-Testing products to the consumer market through distributors, pharmacies and retail chains. We market our TeleHealthcare products directly to home health care agencies, disease management companies and governmental institutions.

Depending on national legislation, Animal Health products may be available to end users over the counter or with a prescription issued by a veterinarian.

In CropScience we market our Crop Protection and Environmental Science products either to wholesalers or directly to retailers depending on regional market conditions. BioScience makes its seed products available to end users, distributors and processing industries.

The customers of our Thermoplastic Polymers business entities include injection molders and plastic-component manufacturers whose products are used, for example, in the automotive, electrical/ electronics and construction fields. Our products are marketed chiefly through regional distribution channels. We use trading houses and local distributors to work with small volume customers. E-commerce tools are also used to market our products. Our Rubber Polymers business entities supply mainly the automotive and tire industries. The Polyurethane Materials business entities mostly sell their products directly to customers. The main customers of our Coatings Materials products are coatings manufacturers who supply primarily the automotive, furniture and plastics industries.

The Industrial Chemicals business entities manufacture products particularly for the automotive, furniture and plastics industries, as well as chemical intermediates for industrial consumers. The principal customers of our Custom Manufacturing business entity are companies in the pharmaceutical, agriculture, electronics and photographic industries. The Process Chemicals business entities focus on individual customer requirements in the textile, leather, and paper industries, among others. The plastics, construction and food industries are the main customers for the Functional Chemicals business enti-

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ties. Wolff Walsrode competes in the building materials, printing ink, coatings and industrial specialties markets. All Bayer Chemicals units market their products using the company's global network of subsidiaries and through regional distribution channels in smaller markets. H.C. Starck develops, manufactures and markets metallic and ceramic powders, semi-finished and finished products made from refractory metals, and electronic chemicals and components made from engineering ceramics. This company maintains its own sales organization in Europe, the United States and Japan, and markets its products in other regions through Bayer subsidiaries or partner companies.

Research and Development

In 2003 Bayer invested a total of €2,414 million in research and development. Bayer's HealthCare, CropScience, Polymers and Chemicals subgroups worked on research programs aimed at safeguarding the future of the enterprise. It is particularly important for us to continuously optimize our product portfolio and manufacturing processes, while at the same time developing new products aimed at strengthening our core businesses. All the subgroups work hand in hand with Bayer Technology Services regarding engineering questions, particularly in the area of process technology. Research also focuses on enabling technologies such as biotechnology and nanotechnology, which offer enormous potential for developing new products and businesses.

For innovation projects in particular, we place major importance on our network of collaborations with leading universities, public-sector research institutes and partner companies. These collaborations allow the pooling of expertise in order to rapidly translate new ideas into successful products.

Research and Development Expenses

by subgroup in %


52
23
30
12
12
6
5
HealthCare
CropScience
Polymers
Chemicals
2002
2003

0000042

Bayer HealthCare
In 2003, €1,249 million, or 52 percent of the Bayer Group's research and development budget, was spent in the Bayer HealthCare subgroup. With this investment, the company is laying the foundation in the Pharmaceuticals, Biological Products, Consumer Care, Diagnostics and Animal Health divisions for the introduction of further innovative products in expanding markets.

The R&D activities of our Pharmaceuticals Division are concentrated in four core areas: infectious diseases, cardiovascular risk management, urology and oncology. In 2003 Bayer Pharmaceuticals ended its long-standing collaboration with Millennium Pharmaceuticals in genomics research as planned. Several hundred targets for the research and development of new drug products were identified over the course of this collaboration.

In 2003 a number of projects moved forward in clinical studies. In the field of cancer research, our Raf kinase inhibitor – which we developed jointly with U.S.-based Onyx Pharmaceuticals Inc. – entered phase III clinical trials for the treatment of advanced renal cell carcinoma. Clinical studies with this substance are taking place for other types of cancer, too. Another promising compound is a factor Xa inhibitor being investigated for use in the prevention and treatment of thrombosis. This substance is expected to enter phase III clinical testing in 2004. We also expect to make a decision in 2004 concerning the start of phase III trials for repinotan, which is being tested for the treatment of acute ischemic stroke.

Three new product launches were of special importance for the Pharmaceuticals Division in 2003: our erectile dysfunction drug Levitra®, Cipro® XR for the U.S. market, and the inlicensed product Kinzalmono®/Kinzalkomb®. Cipro® XR is a once-daily ciprofloxacin formulation to treat urinary tract infections. Kinzalmono®/Kinzalkomb® is an innovative antihypertensive drug.

The Biological Products Division received marketing authorization in the United States and Canada for Gamunex®, a new intravenous immunoglobulin therapy (IGIV). The product was launched in both countries, the world's largest markets for IGIV drugs. Gamunex® features a special manufacturing process.

We will continue our hemophilia research with the aim of further improving the quality of life for people with this disease. An example is the recombinant hemophilia B therapy Coagulin-B®, which we are developing jointly with our partner Avigen, Inc. of the United States.

Among the products successfully launched by the Consumer Care Division were new presentations of Aspirin® that enable patients to take the product without liquid (Aspirin® Effekt) or are particularly effective in fighting cold symptoms (Aspirin Complex®), and One-A-Day® WeightSmart, a multivitamin dietary supplement.

The Diagnostics Division also introduced new products to the market in 2003, including the automated laboratory system ADVIA® IMS. Bayer Diagnostics has developed innovative tests such as the BNP test to enhance the diagnosis of heart failure. Another focus of R&D activities is the diagnosis of viral infections, particularly hepatitis B, hepatitis C and HIV. Diagnostics offers tests to detect antibodies in the patient's blood that combat the viruses, as well as to directly detect the viruses' nucleic acid. We plan to further develop our molecular diagnostics technology so that we may retain our leadership position in the fast-growing market for nucleic-acid-based tests, which are currently employed primarily in the diagnosis of infectious diseases.

Bayer HealthCare is a leader not only in laboratory analysis, but also in the development of new blood glucose measurement systems. In 2003 the company introduced several new systems in the Ascensia® product line that meet the individual needs of diabetic patients.

The Animal Health Division launched its new antiparasitic Advantix® in major markets in 2003. We also prepared further parasite control applications with promising new active substance combinations for submission to the regulatory authorities in 2004.

Bayer CropScience
In 2003, €727 million – or 30 percent of the Bayer Group's R&D budget – was spent at Bayer CropScience.

The steadily growing global population and the trend toward increasing the proportion of animal proteins in the human diet are the two primary challenges for modern agriculture. Ever-increasing volumes of high-quality food and feed products need to be produced on a limited area of agriculturally productive land. Crop protection and higher-value plants will therefore continue to play an important role.

Today, innovative solutions are provided by the use of test systems based on the identification of functional genes in plants, insects and fungi. Bayer CropScience utilizes such test systems and traditional chemical research to identify new compounds with high efficacy. The company is also a leading supplier of safener technology. Safeners are additives that protect crops against potential damage from herbicides. The development of safeners is aimed at widening the use of innovative and highly effective herbicides.

In BioScience we are continuing to evolve our vegetable and rice seed activities. In North America we are already expanding our cotton and canola seed business with the aid of plant biotechnology. Long-term, our researchers are looking for ways to improve certain quality traits in food crops and develop new types of renewable raw materials.

Bayer Polymers

In 2003 Bayer Polymers spent €299 million on research and development to further expand its position as a technological leader and global supplier of customized, high-quality materials and system solutions.

The company used its wealth of experience in the construction of the new world-scale production facility for the polyurethane raw material TDA (toluene diamine) that came on stream at the end of 2003 at its site in Dormagen, Germany. The process employed at this plant sets new standards in the efficient use of resources through the consistent recovery and reuse of unreacted raw materials, fully continuous hydrogenation without solvents, and use of the released reaction heat for product purification. Polyurethanes play a key role in modern high-tech composite materials, such as sandwich composites based on Bayer's Baypreg® F polyurethane. This material is used in a simple pressing process to combine a lightweight paper honeycomb core and long-glass-fiber mats with high tensile strength to produce extremely versatile, tough and rigid building elements. These are much lighter than their wooden or metal counterparts and are characterized by almost unlimited design scope.
The new crosslinking agent Vulcuren® VP KA 9188 was developed for the manufacture of particularly reversion- and aging-resistant rubber vulcanizates. We have also developed a novel Buna® VSL (vinyl styrene solution polymer) rubber, marketed under the nomenclature KA 8955, for the running tread of car tires. These yield a significant improvement in fuel efficiency and have enhanced service life.

The innovative dual-cure coatings technology developed by Bayer Polymers in collaboration with the coating and automotive industries combines the advantages of efficient UV curing and thermal post-curing. Bayer Polymers supplies the raw materials for dual-cure coatings. Clear advantages of this technology include the greatly reduced curing and processing times compared to conventionally cured coating systems, as well as higher brilliance and scratch resistance. Modern UV-cured coating systems can be applied on complex, three-dimensional components, which enables their use in automotive coating.

New fields of application continue to be discovered for our Makrolon® polycarbonate, which celebrated its 50th birthday in 2003. For example, Bayer Polymers is working intensively with partners to introduce this high-tech material for automotive glazing applications.

In the area of semicrystalline thermoplastics, Bayer Polymers and LPKF Laser & Electronics AG have formed an alliance in the growth market of three-dimensional injection-molded interconnect devices. Here, laser-activated Pocan® grades developed by Bayer Polymers on the basis of polybutylene terephthalate (PBT) or polyethylene terephthalate (PET) can be given metallic surface structures using LPKF's laser-direct structuring process. This collaboration is playing an important part in the miniaturization of electronic components.

To exploit profitable business opportunities, Bayer Polymers searches for and evaluates new technology and market trends, and systematically converts the most promising ideas into new research and development projects. Bayer Polymers places great importance on cooperation with universities and research institutes around the world. One new focus is our collaboration with the Chinese Academy of Sciences, which should assist us in pursuing technological developments in the growth market of China.

Bayer Chemicals
In the Bayer Chemicals subgroup, €122 million was spent on research and development to further optimize production processes and expand the product portfolio. A particular strength of the company's research is its broadly based expertise, resulting from the diverse spectrum of activities. These range from basic and fine chemicals to active ingredients for pharmaceuticals and crop protection products, ion exchange resins, biocides for material protection, cellulose-based building materials and high-performance metallic and ceramic powders for the electronics industry. The wealth of knowledge possessed by Bayer Chemicals in these areas is particularly important in the company's development work.

In the manufacture of fine chemicals, active ingredients and intermediates, we are constantly expanding our spectrum of methods to enable us to react quickly to the diverse needs of our customers. The use of catalysts plays a particularly important role here. That is why catalysis research is a key focus at Bayer Chemicals, along with the development of modern and technically feasible processes.

With new specialty products for leather production, Bayer has further expanded its leading position, particularly in the finishing of split and automotive leathers – for the benefit of tanneries and end consumers alike.

Our new sizing agent concept for use in packaging paper, fine paper and newsprint helps make the paper production process considerably simpler and more cost-effective.

In a national competition, our cellulose specialist Wolff Cellulosics was named "Best Innovator" in the "Organization" category. The company has developed a range of new and highly effective additives for building materials such as mineral-bound tile adhesives and cement extrusion compounds used in the manufacture of precast components.

To satisfy requirements and trends in the microelectronics industry, H.C. Starck has developed a new generation of high-capacity tantalum powders and is currently introducing niobium powders for capacitors. Also, using Baytron® electrically conductive polymers developed by Bayer Chemicals, the company has succeeded in greatly reducing the electrical resistance of tantalum, niobium and aluminum capacitors and achieving further quality improvements. Coordinated developments in high-capacity metal powders and in conductive polymers for capacitor counterelectrodes allow the exploitation of synergies.

We are driving forward our research activities in the field of solid oxide fuel cells (SOFCs). Together with our partners, we aim to exploit future markets in decentralized energy supply and automotive applications (auxiliary power units).

Bayer Innovation
Responsibility for the development of innovative products and completely new areas of business outside of the subgroups' core activities will in future lie with Bayer Innovation GmbH (BIG), a subsidiary headquartered in Düsseldorf, Germany. The goal of this company is to supplement the Bayer Group's business portfolio and facilitate access to new and fast-growing markets.

Risk Management

As a global company, Bayer is exposed to a wide variety of risks in the course of its worldwide activities. Even before Germany's "Law on Corporate Supervision and Transparency" came into force on May 1, 1998, Bayer AG operated an effective system for identifying, communicating and dealing with risks at an early stage. The principles behind that system are spelled out in the Risk Management Guidelines valid throughout the Bayer Group. The goal is to identify and evaluate as early as possible the potential risks associated with our activities, assess the possible consequences of their occurrence and take suitable measures to mitigate them. The various processes and instruments used depending on the respective risk profile are constantly being improved, supplemented and optimized in line with statutory requirements.

Risk management is an integral part of all decisions and business processes in the Bayer Group.

The management structure, the planning system, and the detailed reporting and information systems, in particular, form the basis for the organizational integration of risk management into business processes.

Reporting plays a key role in monitoring the economic risks of our everyday business. It must ensure that the business performance of individual Group companies is described and explained according to uniform guidelines. In addition to the data on which external reports are based, internal reports are produced each month to ensure that the Board of Management and the various management levels are fully alerted to possible risks in a timely fashion. Group accounting and controlling functions support these activities and work to increase the responsiveness and efficiency of the reporting system.

Our risk management system is supported by monitoring and control mechanisms based on established standard software. These mechanisms are the subject of continuous improvement and are adjusted to changes in circumstances.

In addition, possible risks are identified and documented with respect to their quantitative and qualitative effects and the likelihood of their occurrence so that precautionary measures can be taken.

The internal audit department examines at regular intervals the risk management system's efficiency and functionality. Additionally, our external auditors regularly evaluate the system's functionality and brief the Board of Management and the Supervisory Board on the results of these evaluations. The Audit Committee of the Supervisory Board consults regularly on risk management.

Our business activities involve the following primary risks:

As a manufacturing company active in numerous areas of the health care and chemicals industry, we are subject to the procurement market risk that the raw materials and utilities needed to manufacture our products may not be available, or that their quality or quantity may be insufficient. During the reorganization process, therefore, the existing procurement structures were adapted to the new holding company structure with independent operating subgroups. The ongoing development of the procurement system into a flexible network structure allows Bayer to more easily identify risks on the procurement markets at an early stage, respond to changes and ensure a constant supply of raw materials. The holding company also ensures that Bayer can leverage its position as a single enterprise to achieve more favorable prices and supply terms for the Group as a whole.

We guard against exchange and interest rate risks by financing our business in local currencies or by hedging currency and interest positions using derivative financial instruments that serve no other purpose. Such instruments are employed according to the respective risk assessments and on the basis of detailed guidelines.

We address product and environmental risks by way of suitable quality assurance measures. These include certifying our operations to international standards, continuously upgrading our plants and processes, and developing new and improved products. Strict quality requirements are met by applying uniform standards throughout the world. We place great importance on the safety of our products and their proper usage by customers.

We are committed to the international Responsible Care initiative of the chemical industry and to our own safety and environmental management system, which we report on at regular intervals. Specially developed guidelines on product stewardship, occupational safety and environmental protection are designed to ensure that all of our employees act competently and responsibly.

To guard against possible liability risks and compensation claims, we have concluded insurance agreements to keep the potential consequences within reasonable limits or exclude them completely. The level of insurance coverage is continuously reexamined.

To counter risks that could arise from the numerous tax, competition, patent, antitrust, capital market and environmental regulations and laws, we make our decisions and engineer our business processes on the basis of comprehensive legal advice provided both by our own experts and by acknowledged external specialists. We establish provisions in the balance sheet for risks resulting from new laws or legal judgments that apply retroactively.

Increased risks currently result from litigation commenced in the United States following the voluntary withdrawal of the statin Lipobay/Baycol from the market and the voluntary cessation in the marketing of products containing PPA. Without acknowledging any liability, the company had settled 2,224 Baycol cases in the United States as of March 5, 2004, resulting in settlement payments totaling approximately US$ 842 million. As of that date, 9,948 cases were pending in the U.S. Where facts have been developed in the course of the litigation, it so far appears that the vast majority of plaintiffs did not suffer serious side-effects. Should the U.S. plaintiffs in the Baycol litigation or in the phenylpropanolamine (PPA) product liability litigation substantially prevail despite the existing meritorious defenses, it is possible that Bayer could face payments that exceed its insurance coverage. The same is true should an unexpectedly sharp increase in settlement cases occur in the Baycol litigation. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to more accurately estimate potential liability. For this reason, provisions for any amount by which liability in this regard might exceed insurance coverage have not presently been made. Depending on the progress of the litigation, we will continue to regularly reconsider the need to establish provisions, which may have a negative effect on financial results. PPA, which was widely used as an active ingredient in appetite suppressants and cough-and-cold medications by many manufacturers, was voluntarily replaced by Bayer and other producers in the U.S. after a recommendation in 2000 by the U.S. Food and Drug Administration.

In negotiations with the insurance companies concerning the Lipobay/Baycol litigation, a final agreement has been reached with the majority of the insurers. The insurers had previously proceeded only on a provisional basis under a customary reservation of rights. The insurers that are parties to this agreement have now withdrawn the reservations of rights. Thus, Bayer expects the insurance coverage for Lipobay/Baycol to be approximately US$1.2 billion. In consideration of expenses already incurred and quantifiable expenses expected to be incurred in this connection in the future, the company has taken a €300 million charge to the operating result.

Risks also exist because Bayer AG and some of its domestic and foreign affiliated companies are the subject of investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving products of the former Rubber Business Group. The effects of these proceedings and their eventual conclusion cannot be predicted at this time. Civil actions are also pending in the United States in connection herewith.

The extent to which the German government's emissions trading plans affect our earnings depends on the legislative implementation of these measures.

Business risks also include those pertaining to acquisitions, capital expenditures and research and development activities. These future-oriented activities are vital to the continued existence of the Group, yet they also harbor risks because of the related uncertainties.

We control and mitigate operating risks by exercising due diligence prior to such activities and by tracking their progress. For example, we investigate whether budgets can be adhered to, whether original forecasts can be met, and whether additional financial or technological risks are likely to emerge.

The future success of our business depends in no small part on the dedication, motivation and skills of our employees. We must be capable at all times of attracting suitably qualified technical and managerial personnel, successfully integrating them into our operations and ensuring that they stay with us over the long term.

With this goal in mind, we offer our employees internal education and training opportunities, as well as performance-oriented remuneration systems. To ensure that our employees act responsibly from both a professional and a legal point of view within their respective fields of work, we have promulgated a worldwide legal compliance program. Supported by thorough training, this behavioral code obligates employees to observe the relevant laws and regulations. Complying with the rules at all times and monitoring the way employees handle risks are among the basic duties of all managers and supervisors throughout the Group. Binding guidelines, instructions and manuals are distributed throughout the enterprise to help ensure that our employees act consistently and safely.

In addition to the risks described above, further risks could exist for our business that we currently are unaware of or regard as negligible.

Future Perspectives

Economic Outlook

We expect the recovery of the global economy to continue. However, it is impossible to rule out certain risks to sustained growth. The unstable geopolitical security situation and the consequences of high federal budget and current account deficits in the United States could quickly trigger global uncertainty und place renewed restraints on the economy.

The economy of the euro zone is expected to strengthen through 2004; however, only moderate growth is forecast for the year as a whole. We anticipate that private consumption and corporate investment will gradually gain momentum. The further development of euro exchange rates will be crucial in driving foreign demand. However, we expect a strong increase in world trade to trigger an upswing in the European export economy, even if exchange rates remain unfavorable. Following three years of stagnation in Germany, an economic recovery should set in thanks to rising export demand. In addition, private consumption could also gradually strengthen if reforms of the tax and social systems are continued rapidly.

As in the previous year, the economies of central and eastern Europe are expected to rank among the fastest-growing in the world. Already high consumer demand should further accelerate in the countries scheduled to join the European Union.

The economy of the United States is on solid ground and should experience further strong growth in 2004. Exports should rise strongly if the U.S. dollar remains weak, and domestic demand should also increase thanks to an expansive economic policy.

The recovering global economy and stable domestic demand are expected to drive significant economic growth in Asia. More favorable conditions overall indicate positive development in 2004 and thereafter. Further robust growth is anticipated in China, with domestic consumption expected to make a strong contribution to this development. One critical factor remains the massive increase in production capacities, however, which could lead to significant overcapacities in some sectors.

A progressive economic policy and a relatively stable political climate have prompted an upswing in a number of Latin American countries.

Business Strategy

"We have to face the changing times and react to new challenges."

Werner Wenning, Chairman of the Board of Management of Bayer AG

In the future we aim to focus more closely on our strengths in the fields of health care, nutrition and innovative materials. The Board of Management and the Supervisory Board of Bayer AG have therefore decided to adjust the Group's structure and business alignment accordingly. We plan to place the Chemicals business (except H.C. Starck and Wolff Walsrode) and parts of the Polymers subgroup that we no longer regard as core businesses into an independent company named Lanxess which is to be listed on the stock market by 2005 at the latest. The other activities of the Polymers and Chemicals subgroups are to be combined in the new Bayer MaterialScience subgroup. The goal is to strengthen the competitiveness of our fast-growing, innovation-driven businesses in the HealthCare, CropScience and MaterialScience subgroups by concentrating on the special needs of these businesses.

Bayer is thus specializing in businesses that harbor significant potential for growth, value creation and innovation. Such businesses require more sophisticated structures and a substantial level of investment. Businesses that do not fit this profile are better served by being placed in an environment in which they can deploy their own management resources to the full and create the structures they need.

In connection with the new alignment of the Bayer Group, we have decided to position Pharmaceuticals as a medium-sized enterprise with the appropriate structures. Here we will concentrate on infectious diseases, cardiovascular risk management, urology and oncology. We also intend to strengthen regional collaborations, partnerships and inlicensing activities. An additional element of our strategy is continuous life cycle management, with which we aim to further enhance the success of our products that are already on the market.

In the Biological Products Division, we plan to expand our profitable Kogenate® business, emphasizing that product's good profile and further improvements to its delivery.

In Bayer HealthCare we will focus more closely on our competencies and experience in the consumer-oriented health care business. In Consumer Care we aim to continue growing faster than the OTC market by strengthening our own products and brands, including in particular non-prescription pain-relievers. We also regularly review options for expanding our product portfolio and regional presence through inlicensing and acquisitions.

In Diagnostics we aim to maintain our leading market positions. The introduction of new products should spur growth in the consumer-oriented Self-Testing unit. In Professional Testing, we will drive strong development with further product launches that will allow us to serve our customers even more specifically. Other focuses include the forging of new strategic partnerships and the expansion of existing collaborations.

In Animal Health we aim to further expand our position as one of the world's leading suppliers of veterinary pharmaceuticals. Here we will concentrate on strengthening the consumer-oriented Companion Animals business unit and systematically expanding our Livestock business. To solidify our profitable position, we will maintain our focus on attractive key markets and the steady expansion of our core products. We are also analyzing options for improving our market position and rounding out our product portfolio through acquisitions or strategic alliances.

In the Bayer CropScience subgroup, the integration of ACS and the divestitures required to fulfill antitrust conditions are nearly complete. We intend to further strengthen our market positions in Crop Protection and Environmental Science and expand our activities in seeds and plant biotechnology. New product launches, synergy realization, strict cost management and portfolio streamlining are key factors in achieving the target operating result for Bayer CropScience.

In the Crop Protection Business Group we aim to expand our business by exploiting our strong market positions, our regional presence and our broad range of herbicides, insecticides, fungicides and seed treatment products. Over and above these activities, we are basing our expectations primarily on new products from our R&D pipeline. Environmental Science intends to further strengthen its position as a leading supplier of non-agricultural pest control products, in particular through strategic partnerships in the U.S. lawn and garden business and through consistent portfolio optimization. In BioScience the focus is on cotton, canola, rice and vegetable crops. We also plan to access new markets using plant biotechnology.

In the new Bayer MaterialScience subgroup, we aim to further expand our strong market positions primarily through exploiting our technological expertise in the field of innovative materials, with a focus on polycarbonates and isocyanates.

By further optimizing our processes and expanding our activities in Asia in particular, we intend to create competitive advantages that will strengthen the long-term earning power of our businesses in these growth markets. We also see very good perspectives in the specialty businesses of H.C. Starck and Wolff Walsrode.

The strategic alignment on core competencies should enable Bayer to increase investment in growth businesses and innovative technologies. This in turn will allow us to play a leading role in these attractive markets and expand our current strong positions. As well as optimizing the allocation of resources, we will press ahead with our cost-saving and efficiency-improvement programs in order to boost our success and thus increase Bayer's corporate value over the long term.

Financial Strategy

The Bayer Group's financial strategy is based on conservative principles, the prime objective being to safeguard short- and medium-term liquidity. Financial management is also aimed at optimizing financing costs. This requires that Group financing be sufficiently flexibly structured to enable us to take advantage of opportunities as they arise. In view of this, we ensure that our financing portfolio comprises a balanced mixture of instruments with a variety of maturities. Systematic centralization plays a key role in Bayer AG's capital procurement and risk management. This is essential to ensure effective financial management of the entire enterprise and enhance efficiency, for example by obtaining more advantageous terms. Our success in reducing financial debt in recent years and the planned carve-out of certain business operations are specifically designed to increase our financial scope to support earnings-oriented growth in the future.

Objectives for 2004

We have budgeted for an exchange rate of 1.20 U.S. dollars to the euro, an oil price of approximately US$ 28 per barrel and a slight improvement in overall economic conditions.

For the health care sector we anticipate an attractive market environment in 2004. The United States will remain the primary growth market with forecasted expansion rates of between 6 and 8 percent in U.S. dollars. Our Pharmaceuticals, Kogenate® and Self-Testing businesses stand to benefit particularly from this trend.

Against this background, we plan to grow the Consumer Care, Diagnostics, Animal Health and Kogenate® businesses faster than the market in 2004, before currency translations. In Pharmaceuticals we expect sales of Ciprobay®/Cipro® to decline considerably following the expiration of our market exclusivity in the United States in June 2004. We also anticipate a continuing decline in sales of Adalat®. These effects probably will not be offset by sales contributions from the new products, and we therefore expect our total Pharmaceuticals sales to recede in 2004. For the HealthCare subgroup as a whole, we anticipate slightly lower sales. Over the medium term we expect to once again grow in line with the health care market as our growth products Levitra®, Kogenate® and Avalox®/Avelox® gain market share.

We do not believe that cost savings can completely compensate for the lower earnings from Ciprobay®/Cipro®. Margins will also be squeezed by the high launch costs for Levitra® and by negative currency effects. For this reason, we expect EBIT of the HealthCare subgroup before special items to decline in 2004.

In CropScience we expect the market as a whole – measured in local currencies – to recover in 2004. Our goal is to exceed market growth, after adjusting for portfolio and currency effects. However, due to the acquisition-related product divestments and to exchange rates, we anticipate a slight year-on-year decline in sales.

In 2004 we plan to considerably improve EBIT, adjusted for special items and the earnings contributions of the divested businesses.

In the MaterialScience subgroup, we expect a cyclical recovery in the industrial business during 2004. Although market conditions will continue to be impaired by the strength of the euro and sustained competitive pressure on prices, we predict volumes will grow. Capacity utilization should increase in the medium term, causing prices to rise. Our MDI facilities are already operating to capacity. We believe the market for polycarbonate and TDI should grow faster than production capacities, easing the competitive situation in the long term. In 2004, however, the price situation will probably continue to hamper both sales and earnings.

We expect EBIT of MaterialScience to improve considerably in 2004 despite a slight decline in sales. This growth in earnings should be generated mainly by cost savings.

The Lanxess activities should also benefit from the expected economic recovery. However, with prices for many products being eroded by the continuing strength of the euro and the presence of surplus capacities, potential for price increases is likely to be confined to niche markets. We have therefore budgeted for sales to remain steady year on year in 2004 despite a slight overall increase in volumes.

We expect a significant increase in EBIT before special items for our Lanxess businesses starting in 2004. This earnings growth should be brought about mainly by savings yielded by our cost-containment projects and by lower depreciation and amortization.

Although we expect sales of the Bayer Group (including the Lanxess businesses) to decline slightly in 2004, we believe we can increase EBIT before special items by more than 10 percent.

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Responsible corporate management

Bayer has long been committed to a responsible business strategy that is geared to creating corporate value, and therefore welcomes the German Corporate Governance Code. The Code was prepared by an independent commission at the instigation of the German government and first came into effect in 2002.

For more information about Corporate Governance at Bayer please click here.

The company also complies in principle with the augmented version of the Code published in July 2003. In 2004 Bayer will newly apply the Code's recommendation that a representative be appointed to exercise stockholders' voting rights at the Annual Stockholders' Meeting in accordance with instructions.

Regarding the recommendation that a deductible be agreed for any D&O (directors' and officers' liability) insurance, Bayer declares that its existing D&O insurance does not cover an intentional breach of duty and that no deductible applies. However, Bayer has obtained personal declarations from the members of its Board of Management and Supervisory Board according to which the members of the Board of Management undertake, should they cause damage to the company or third parties through gross negligence in the performance of their duties, to pay for such damage up to an amount equivalent to half of their total annual compensation for the year in which such damage occurs, and the members of the Supervisory Board undertake to pay for such damage, if caused by them, up to the equivalent of the variable portion of their respective annual compensation as Supervisory Board members for the relevant year.

The current, augmented version of the Corporate Governance Code contains amended recommendations on Board of Management compensation. For example, variable compensation should include "one-time and annually payable components linked to the business performance as well as long-term incentives containing risk elements." According to the augmented Code such compensation components include, in particular, "company stocks with a multi-year blocking period." Stock options should be "related to demanding, relevant comparison parameters," and "changing such performance targets or the comparison parameters retroactively" must not be possible. The Supervisory Board should agree on a cap for "extraordinary, unforeseen developments." Bayer already complies with these recommendations and declares in addition that the company's Supervisory Board intends to set such a cap in connection with future stock option programs or similar arrangements.

* report pursuant to Section 3.10 of the German Corporate Governance Code

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Remuneration of the Members of the Board of Management*

	Period	Base salary	Fixed supple-ment	Variable bonus	Total	Stock options
						2003
		€	€	€	€	tranche
Klaus Kühn	Jan.-Dec. 2003	409,144	63,870	436,590	**909,604**	6,450
Dr. Udo Oels	Jan.-Dec. 2003	413,560	63,870	436,590	**914,020**	6,450
Dr. Richard Pott	Jan.-Dec. 2003	408,712	63,870	436,590	**909,172**	6,450
Werner Wenning	Jan.-Dec. 2003	713,877	111,773	771,399	**1,597,049**	10,950

* remuneration of members who held office on December 31, 2003

The company can only partially comply with the Code's recommendation concerning the publication of a list of legal entities in which it has a shareholding that is "not of minor importance" together with certain other information, including such companies' operating results for the past fiscal year. Bayer declares that it only publishes the results of other legal entities if they are available when the financial statements of Bayer AG are prepared.

Two-tier governance system: constant dialogue between Management and Supervisory Boards

As a company headquartered in Germany, Bayer AG is subject to German law, on which the Corporate Governance Code is founded. A basic principle of German corporate law is the two-tier governance system, comprising a Board of Management and a Supervisory Board that have separate responsibilities but engage in a constant dialogue. The task of Bayer AG's 20-member Supervisory Board is to oversee the work of the Board of Management and provide advice. Under the German Codetermination Act, half the members of the Supervisory Board are elected by the stockholders, and half by the workforce. It is directly involved in decisions on matters of fundamental importance to the company and confers with the Board of Management regarding the company's strategic alignment. It also holds regular discussions with the Board of Management on the business strategy and the status of its implemention.
This two-tier governance structure contrasts with the Anglo-American system, where corporate management and oversight are the tasks of a single governing body, the board of directors.

U.S. regulations: compliance with SEC rules and the Sarbanes-Oxley Act

Reflecting Bayer's international focus and operations, its shares are listed on stock exchanges in Germany and several other countries – including, since January 2002, the New York Stock Exchange. This means Bayer also has to comply with certain U.S. regulations and the rules of the Securities and Exchange Commission (SEC). It is therefore also subject to the Sarbanes-Oxley Act (SOA), which was passed by the U.S. Congress in July 2002 to give stockholders greater protection. This legislation – in conjunction with SEC rules – introduces a number of new corporate governance requirements, many of which also apply to foreign companies listed on U.S. stock exchanges. Not all of the SOA provisions have yet been enacted into law.

Declaration by the Board of Management and the Supervisory Board

of Bayer AG concerning the German Corporate Governance Code pursuant to Article 161 of the German Stock Corporation Act

Under article 161 of the German Stock Corporation Act, the Board of Management and the Supervisory Board of Bayer AG are required to issue an annual declaration that the company has been, and is, in compliance with the recommendations of the "Government Commission on the German Corporate Governance Code" as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger), or to advise of any recommendations that have not been, or are not being, applied. The declaration pursuant to article 161 of the Stock Corporation Act shall be available to shareholders at all times.
For the past, the following declaration refers to the November 7, 2002 version of the Code. For the current and future corporate governance practice of Bayer AG, the following declaration refers to the recommendations in the May 21, 2003 version of the Code.
The Board of Management and the Supervisory Board of Bayer AG hereby declare that the company is in compliance with the recommendations of the "Government Commission on the German Corporate Governance Code" as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette and has been in compliance since issuance of the last declaration of conformity in December 2002. Only the following recommendations were not, or are not being, applied or were, or are being, applied in a modified form:

1. **Section 2.3.3: The company shall facilitate the personal exercising of shareholders' rights. The company shall also assist the shareholders in the use of proxies. The Board of Management shall arrange for the appointment of a representative to exercise shareholders' voting rights in accordance with instructions.** *As in the past, stockholders attending the Annual Stockholders' Meeting can exercise proxy voting rights and issue instructions via proxy voting cards. There are plans to facilitate the exercising of voting rights through the appointment of a representative beginning in 2004.*

2. **Section 3.8, Paragraph 2: If the company obtains D&O [Directors' and Officers' Liability] insurance for the Board of Management and the Supervisory Board, a suitable deductible should be agreed.** *The present D&O insurance for Bayer AG does not cover an intentional breach of duty. To the extent insurance coverage is provided, there is no deductible for members of the Board of Management or the Supervisory Board.*
Bayer AG has obtained personal declarations of obligation from the members of its Board of Management and Supervisory Board concerning the payment of a deductible, even if insurance coverage otherwise exists under D&O insurance obtained by the company. Pursuant to these declarations, members of the Board of Management who cause damage to the company or third parties through gross negligence under German standards in their Board of Management activity are to pay for such damage up to an amount equivalent to half of their annual income in the year in which the damage occurs. Members of the Supervisory Board who cause damage to the company or third parties through gross negligence under German standards in their Supervisory Board activity are to pay for such damage up to an amount equivalent to the variable portion of their respective annual compensation as members of the Supervisory Board for the year in which the damage occurs. This does not limit their liability toward the company or third parties.

3. **Section 4.2.3, Paragraph 2, Sentence 4: For exceptional, unforeseen developments, the Supervisory Board (in connection with stock option programs or similar arrangements for boards of management) should agree on an possible limit (cap).** *In connection with future stock option programs or similar arrangements, the Supervisory Board intends to reach corresponding agreements with the members of the Board of Management.*

4. **Section 5.4.5: The compensation of the Supervisory Board shall also take into account serving as the Chair and membership in committees.** *This was not yet the case until the corresponding amendment of the Articles of Incorporation at the Annual Shareholders' Meeting on April 25, 2003.*

5. **Section 7.1.4: Under this recommendation, the company should publish a list of certain other legal entities stating, among other things, their operating results for the last fiscal year.** *The operating results of other legal entities are published only to the extent they are available when Bayer's financial statements are prepared.*

Leverkusen, December 2003

Amendment to the declaration of December 2003. The following recommendation is being applied in a modified form in 2004:

Section 7.1.2, sentence 2: The Consolidated Financial Statements shall be publicly accessible within 90 days of the end of the fiscal year; interim reports shall be publicly accessible within 45 days of the end of the reporting period. *The interim reports for the first half and third quarter of 2004 will not be published within 45 days of the respective closing dates because numerous sets of financial statements, including consolidated Group statements, will have to be prepared at that time in connection with the carve-out of certain chemicals and polymers activities.*

Leverkusen, January 2004

For the Board of Management

Wenning   Kühn

For the Supervisory Board

Schneider

0000059

Remuneration of the Members of the Supervisory Board*

€	Basic remuneration	Variable remuneration	Total
Dr. Paul Achleitner	5,000	24,500	**29,500**
Dr. Josef Ackermann	5,000	24,500	**29,500**
Karl-Josef Ellrich	6,250	30,625	**36,875**
Erhard Gipperich	8,750	42,875	**51,625**
Thomas Hellmuth	5,000	24,500	**29,500**
Prof. Dr.-Ing. e.h. Hans-Olaf Henkel	6,250	30,625	**36,875**
Dr. h. c. Martin Kohlhaussen	8,750	42,875	**51,625**
John Christian Kornblum	5,000	24,500	**29,500**
Petra Kronen	6,250	30,625	**36,875**
Dr. Heinrich von Pierer	6,250	30,625	**36,875**
Wolfgang Schenk	6,250	30,625	**36,875**
Hubertus Schmoldt	6,250	30,625	**36,875**
Dr. Manfred Schneider	15,000	73,500	**88,500**
Dieter Schulte	5,000	24,500	**29,500**
Dipl.-Ing. Dr.-Ing. e.h. Jürgen Weber	3,403	16,674	**20,077**
Siegfried Wendlandt	6,250	30,625	**36,875**
Reinhard Wendt	5,000	24,500	**29,500**
Thomas de Win	6,250	30,625	**36,875**
Prof. Dr. Dr. h. c. Ernst-Ludwig Winnacker	5,000	24,500	**29,500**
Dr. Hermann Wunderlich	5,000	24,500	**29,500**

* remuneration of members who held office on December 31, 2003

Bayer AG has brought its corporate governance into line with U.S. regulations. The Disclosure Committee referred to in commentaries on the SOA has been established to review and approve all financial information before it is published. A certification procedure has also been implemented to verify, among other things, the accuracy of the financial data provided by the managements of the subgroups and subsidiaries for Group reporting purposes. This enables the Chief Executive Officer (the Chairman of the Board of Management) and the Chief Financial Officer to certify the Group financial statements as required by the SOA and duly submit them to the SEC. Bayer has also redefined the tasks of the Supervisory Board's Audit Committee to comply with the SOA and issued new rules concerning relations with the independent auditors.

Board of Management: defines strategy and allocates resources

As the executive organ of the Bayer Group, the Bayer AG Board of Management is committed to serving the interests of the entire enterprise and achieving a sustained increase in corporate value. The Chairman of the Board of Management coordinates the principles of corporate policy. The most important tasks of the Board of Management are defining corporate strategy, setting the budget, allocating corporate resources and developing management personnel. It publishes the quarterly reports and annual financial statements for the Bayer Group and makes key staff appointments. The Board of Management also ensures that the Supervisory Board receives regular, timely and comprehensive information on all matters relating to Bayer AG's planning, business development, risk situation and risk management.

The remuneration of the Board of Management comprises an annual base salary, a fixed supplement and a variable bonus that is oriented to the achievement of defined corporate gross cash flow targets. In addition, members of the Board of Management may participate in a cash-settlement-based stock option program provided that they place shares of their own in a special deposit account. The stock option program constitutes a further performance-related component of their compensation.

The total remuneration for 2003 of the members of the Board of Management who held office on December 31, 2003 amounted to €4,431,023, comprising €1,945,293 in base salaries, €303,383 in fixed supplements and €2,081,169 in variable bonuses. These Board members also received remuneration in kind totaling €101,178 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes. The remuneration of members of the Board of Management who left the company during the year amounted to €159,623 for their active service in 2003.

From the 2003 tranche of the stock option program, the members of the Board of Management received a total of 30,300 stock options by virtue of their own investments. These rights are blocked for three years. During the two-year exercise period thereafter – provided demanding performance criteria are met – the options can be settled in cash. The options from this tranche had an intrinsic value of €177,558 at the closing date.

Supervisory Board oversees the Board of Management

All members of the Supervisory Board are obligated to serve the interests of the company. The Chairman coordinates the Supervisory Board's work and presides over its meetings. Through regular discussions with the Board of Management, the Supervisory Board is kept constantly informed of business policy, corporate planning and strategy. It has to approve the annual budget and the financial statements of Bayer AG and the Bayer Group, taking into account the auditors' report. Details are provided in the Report of the Supervisory Board of this Annual Report.

Regular public reports on the company's situation

To maximize transparency, we regularly provide current information on the company's position and the main business trends to our employees, stockholders, financial analysts, stockholders' associations, the media and the general public. In line with the principle of fair disclosure, we provide the same information to all stockholders and key target groups. All significant new facts are disclosed immediately. Stockholders also have timely access to information that Bayer publishes in foreign countries in compliance with local stock market regulations.

Information is published in the annual report, interim reports, at semi-annual media conferences and analysts' meetings, and on Forms 20-F (annual report) and 6-K (quarterly report) required by the U.S. Securities and Exchange Commission (SEC). Bayer also uses the Internet as a platform for timely information disclosure. Key dates such as those of the Annual Stockholders' Meeting and the publication of annual and interim reports are posted on the website.

In addition to our regular reporting, we issue news releases and ad-hoc statements about developments that may affect our net worth, financial position or business trends in general. In addition, the Board of Management makes an announcement as soon as it becomes aware that the voting rights held by a single stockholder have reached, exceeded or dropped below 5, 10, 25, 50 or 75 percent as a result of the purchase or sale of stock or any other circumstance. Similarly, Bayer gives notification without delay of any purchases or sales of Bayer AG or Group companies' stocks, stock options or other stock derivatives by members of the Board of Management or the Supervisory Board, their spouses, registered partners or first-degree relatives if certain statutory thresholds are exceeded.

Financial statements as per IFRS and the German Commercial Code
The annual consolidated financial statements of the Bayer Group, along with the interim reports issued during the year, are the principal source of information for stockholders and third parties. These statements are prepared according to the International Financial Reporting Standards (IFRS), while the financial statements of Bayer AG meet the requirements of the German Commercial Code. The statements are prepared by the Board of Management, approved by the Supervisory Board and audited by independent auditors.

Consolidated Financial Statements 2003

Management's Statement of Responsibility for Financial Reporting

The consolidated financial statements of the Bayer Group have been prepared by the management, which is responsible for the substance and objectivity of the information contained therein. The same applies to the management report, which is consistent with the financial statements.

Our financial reporting takes place according to the rules issued by the International Accounting Standards Board, London.

Effective internal monitoring procedures instituted by Group management at the consolidated companies along with appropriate staff training ensure the propriety of our reporting and its compliance with legal provisions. Integrity and social responsibility form the basis of our corporate principles and of their application in areas such as environmental protection, quality, product safety, plant safety and adherence to local laws and regulations. The worldwide implementation of these principles and the reliability and effectiveness of the monitoring procedures are continuously verified by our Corporate Auditing Department.

These measures in conjunction with a uniform reporting system throughout the Group ensure that Group companies present the management with an accurate view of their business operations, enabling us to discern risks to our assets or fluctuations in the economic performances of Group companies at an early stage and at the same time providing a reliable basis for the consolidated financial statements and management report.

The Board of Management conducts the business of the Group in the interests of the stockholders and in awareness of its responsibilities toward employees, communities and the environment in all the countries in which we operate. Our declared aim is to deploy the resources entrusted to us in order to increase the value of the Bayer Group as a whole.

In accordance with the resolution of the Annual Stockholders' Meeting, the Supervisory Board appointed PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as independent auditors of the consolidated financial statements and of the statements' compliance with the International Financial Reporting Standards. The scope of the auditors' report, which appears on the following page, also includes Bayer's risk management system, which they have audited in light of the German Law on Corporate Supervision and Transparency. The consolidated financial statements, the management report and the auditors' report were discussed in detail, in the presence of the auditors, by the Audit Committee of the Supervisory Board and at a plenary meeting of the Supervisory Board. The Report of the Supervisory Board appears on page 184 ff of this Annual Report.

The Board of Management

Independent Auditors' Report

We have audited the consolidated financial statements of the Bayer Group, comprising the income statement, the balance sheet, the statement of changes in stockholders' equity and the statement of cash flows as well as the notes to the financial statements for the financial year from January 1 through December 31, 2003. The preparation and the content of the financial statements according to the International Financial Reporting Standards (IFRS) of the IASB are the responsibility of the Board of Management of Bayer Aktiengesellschaft. Our responsibility is to express an opinion, based on our audit, about whether the consolidated financial statements are in accordance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing standards, the German principles for the auditing of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) (German Institute of Certified Public Accountants), and the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements as of December 31, 2003 give a true and fair view of the net worth, financial position, results of operations and cash flows of the Bayer Group for the financial year in accordance with IFRS.

Our audit, which – according to German auditing regulations – also extends to the Group management report prepared by the Board of Management for the financial year from January 1 through December 31, 2003, has not led to any objections. In our opinion, the management report provides, on the whole, a fair understanding of the Group's position and adequately presents the risks related to its future development. In addition, we confirm that the consolidated financial statements of the Bayer Group and the Group management report for the financial year from January 1 through December 31, 2003 satisfy the conditions required for the company's exemption from its obligation to prepare the consolidated financial statements and the Group management report in accordance with the German Commercial Code.

Without qualifying our opinion we refer to the lawsuits associated with the withdrawal of the Lipobay/Baycol drug described in the Annual Report. Those lawsuits may result in material liability risks. Due to the unique trial situation in the United States of America it is currently not possible – even in consideration of the cases settled so far – to quantify the liability risks and to assess whether these risks exceed the existing insurance coverage. Hence, a provision did not have to be set up.

Essen, March 6, 2004 / March 11, 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

P. Albrecht (Certified Public Accountant)	V. Linke (Certified Public Accountant)

Bayer Group Consolidated Statements of Income

€ million

	Note	2002 [1]	2003
Net sales	[1]	**29,624**	**28,567**
of which discontinuing operations	[6]	*7,586*	*6,389*
Cost of goods sold		(17,680)	(16,834)
Gross profit		**11,944**	**11,733**
Selling expenses	[2]	(6,933)	(6,484)
Research and development expenses	[3]	(2,577)	(2,414)
General administration expenses		(1,460)	(1,690)
Other operating income	[4]	2,706	1,158
Other operating expenses	[5]	(2,070)	(3,506)
Operating result [EBIT]	[7]	**1,610**	**(1,203)**
of which discontinuing operations	[6]	*760*	*(1,652)*
Income (expense) from investments in affiliated companies – net	[8]	223	(93)
Interest expense – net	[9]	(449)	(353)
Other non-operating expenses – net	[10]	(428)	(345)
Non-operating result		**(654)**	**(791)**
Income (loss) before income taxes		**956**	**(1,994)**
Income taxes	[11]	107	645
Income (loss) after taxes		**1,063**	**(1,349)**
Minority stockholders' interest	[13]	(3)	(12)
Net income (loss)		**1,060**	**(1,361)**
Earnings per share (€)	[14]	**1.45**	**(1.86)**
Diluted earnings per share (€)	[14]	**1.45**	**(1.86)**

[1] 2002 figures restated

Bayer Group Consolidated Balance Sheets

€ million

	Note	Dec. 31, 2002 [1]	Dec. 31, 2003
Assets			
Noncurrent assets			
Intangible assets	[18]	8,879	6,514
Property, plant and equipment	[19]	12,436	9,937
Investments	[20]	2,198	1,781
		23,513	**18,232**
Current assets			
Inventories	[21]	6,342	5,885
Receivables and other assets			
Trade accounts receivable	[22]	5,542	5,071
Other receivables and other assets	[23]	4,210	3,854
		9,752	**8,925**
Liquid assets	[24]		
Marketable securities and other instruments		29	129
Cash and cash equivalents		767	2,734
		796	**2,863**
		16,890	**17,673**
Deferred taxes	[11]	**967**	**1,298**
Deferred charges	[25]	**322**	**242**
Total assets		**41,692**	**37,445**
of which discontinuing operations	[35]	*6,904*	*5,655*
Stockholders' Equity and Liabilities			
Stockholders' equity			
Capital stock of Bayer AG		1,870	1,870
Capital reserves of Bayer AG		2,942	2,942
Retained earnings		10,076	10,479
Net income (loss)		1,060	(1,361)
Other comprehensive income			
Currency translation adjustment		(593)	(1,699)
Miscellaneous items		(20)	(18)
	[26]	**15,335**	**12,213**
Minority stockholders' interest	[27]	**120**	**123**
Liabilities			
Long-term liabilities			
Long-term financial obligations	[30]	7,318	7,113
Miscellaneous long-term liabilities	[32]	92	98
Provisions for pensions and other post-employment benefits	[28]	4,925	5,072
Other long-term provisions	[29]	1,215	1,343
		13,550	**13,626**
Short-term liabilities			
Short-term financial obligations	[30]	2,841	2,313
Trade accounts payable	[31]	2,534	2,265
Miscellaneous short-term liabilities	[32]	2,138	2,361
Short-term provisions	[29]	2,257	2,448
		9,770	**9,387**
		23,320	**23,013**
of which discontinuing operations	[35]	*2,769*	*2,933*
Deferred taxes	[11]	**2,453**	**1,462**
Deferred income	[34]	**464**	**634**
		41,692	**37,445**

[1] 2002 figures restated

Bayer Group Consolidated Statements of Cash Flows

€ million

	Note	2002 [1]	2003
Operating result [EBIT]		1,610	(1,203)
Income taxes		(301)	(607)
Depreciation and amortization		3,312	4,735
Change in long-term provisions		(135)	421
Gains on retirements of noncurrent assets		(1,401)	(102)
Gross cash provided by operating activities [2]		**3,085**	**3,244**
of which discontinuing operations	[42]	*416*	*228*
Increase in inventories		(55)	(49)
Decrease in trade accounts receivable		546	115
Increase (decrease) in trade accounts payable		419	(143)
Changes in other working capital		463	126
Net cash provided by operating activities	[39]	**4,458**	**3,293**
of which discontinuing operations	[42]	*461*	*33*
Cash outflows for additions to property, plant and equipment		(2,239)	(1,653)
Cash inflows from sales of property, plant and equipment		2,114	1,644
Cash inflows from sales of investments		903	258
Cash outflows for acquisitions less acquired cash		(7,776)	(72)
Interest and dividends received		402	366
Net cash inflow (outflow) from marketable securities		26	(83)
Net cash provided by (used in) investing activities	[40]	**(6,570)**	**460**
of which discontinuing operations	[42]	*973*	*(186)*
Bayer AG dividend and dividend payments to minority stockholders		(662)	(664)
Issuances of debt		7,427	1,621
Retirements of debt		(3,890)	(1,936)
Interest paid		(704)	(782)
Net cash provided by (used in) financing activities	[41]	**2,171**	**(1,761)**
of which discontinuing operations	[42]	*(60)*	*153*
Change in cash and cash equivalents due to business activities		**59**	**1,992**
Cash and cash equivalents at beginning of year		**719**	**767**
Change in cash and cash equivalents due to changes in scope of consolidation		4	1
Change in cash and cash equivalents due to exchange rate movements		(15)	(26)
Cash and cash equivalents at end of year	[43]	**767**	**2,734**
Marketable securities and other instruments		29	129
Liquid assets as per balance sheets		**796**	**2,863**

[1] 2002 figures restated
[2] Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions

Bayer Group Consolidated Statements of Changes in Stockholders' Equity

€ million

						Miscellaneous items		
	Capital stock of Bayer AG	Capital reserves of Bayer AG	Retained earnings	Net income (loss)	Currency translation adjustment	Fair-value remeasure-ment of securites	Cash flow hedges	Total
Dec. 31, 2001	1,870	2,942	9,841	965	759	554	(9)	16,922
Changes in stockholders' equity resulting from capital contributions and dividend payments								
Capital contributions								0
Dividend payments				(657)				(657)
				(657)				**(657)**
Other changes in stockholders' equity not recognized in net income								
Exchange differences					(1,352)			(1,352)
Other differences						(561)	(4)	(565)
of which realized (gains) losses						*(154)*	*9*	*(145)*
					(1,352)	**(561)**	**(4)**	**(1,917)**
Changes in stockholders' equity recognized in net income								
Allocation to retained earnings			235	(308)				(73)
Net income for 2002				1,060				1,060
			235	**752**				**987**
Dec. 31, 2002	**1,870**	**2,942**	**10,076**	**1,060**	**(593)**	**(7)**	**(13)**	**15,335**
Changes in stockholders' equity resulting from capital contributions and dividend payments								
Capital contributions								0
Dividend payments				(657)				(657)
				(657)				**(657)**
Other changes in stockholders' equity not recognized in net loss								
Exchange differences					(1,106)			(1,106)
Other differences						20	(18)	2
of which realized (gains) losses						*1*	*3*	*4*
					(1,106)	**20**	**(18)**	**(1,104)**
Changes in stockholders' equity recognized in net loss								
Allocation to retained earnings			403	(403)				0
Net loss for 2003				(1,361)				(1,361)
			403	**(1,764)**				**(1,361)**
Dec. 31, 2003	**1,870**	**2,942**	**10,479**	**(1,361)**	**(1,699)**	**13**	**(31)**	**12,213**

0000069

Key Data by Segment

Segments	HealthCare						CropScience		Polymers	
€ million	Pharmaceuticals, Biological Products		Consumer Care, Diagnostics		Animal Health		CropScience		Plastics, Rubber	
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Net sales (external)	4,767	4,745	3,755	3,336	850	790	4,697	5,764	5,210	4,813
– Change in €	– 16.8%	– 0.5%	– 8.5%	– 11.2%	– 0.9%	– 7.1%	+ 65.5%	+ 22.7%	+ 1.8%	– 7.6%
– Change in local currencies	– 12.4%	+ 11.4%	– 1.5%	– 0.3%	+ 5.8%	+ 4.7%	+ 72.4%	+ 32.4%	+ 5.0%	– 0.8%
Intersegment sales	33	51	2	4	1	8	90	69	115	76
Other operating income	120	100	321	383	9	25	328	329	79	41
Operating result [EBIT]	(186)	(425)	602	589	170	170	(108)	324	76	(666)
Return on sales	(3.9)%	(9.0)%	16.0%	17.7%	20.0%	21.5%	(2.3)%	5.6%	1.5%	(13.8)%
Gross cash flow [1]	4	191	827	668	182	143	516	924	420	368
Capital invested	4,095	3,001	3,152	2,891	592	409	10,085	8,033	5,772	4,862
CFROI	0.1%	5.0%	23.9%	21.5%	30.5%	26.9%	6.6%	10.3%	6.8%	6.8%
Net cash flow [2]	484	(163)	951	719	140	226	1,212	1,165	457	198
Equity-method income (loss)	0	0	0	0	0	0	0	0	0	1
Equity-method investments	16	4	0	0	0	0	0	0	10	2
Total assets	4,221	4,632	3,352	3,207	637	575	13,462	10,745	5,165	4,460
Capital expenditures	178	185	272	201	26	21	297	413	504	290
Amortization and depreciation	350	555	339	300	49	32	628	749	435	903
Liabilities	2,130	2,279	1,236	961	304	207	2,944	2,808	1,377	1,579
Research and development expenses	1,072	966	235	211	80	72	598	727	125	146
Number of employees (as of Dec. 31)	21,900	20,700	12,700	11,000	3,000	2,900	20,700	19,400	15,800	14,500

Segments	Polymers		Chemicals							
€ million	Polyurethanes, Coatings, Fibers		Chemicals		Reconciliation		Bayer Group		*Of which discontinuing operations*	
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Net sales (external)	5,213	5,084	4,322	3,400	810	635	29,624	28,567	*7,586*	*6,389*
– Change in €	– 6.1%	– 2.5%	– 16.9%	– 21.3%			– 2.2%	– 3.6%		
– Change in local currencies	– 2.3%	+ 6.2%	– 11.7%	– 16.3%			+ 2.6%	+ 5.0%		
Intersegment sales	78	207	409	370	(728)	(785)				
Other operating income	60	51	1,042	57	747	172	2,706	1,158		
Operating result [EBIT]	(134)	(514)	1,057	(499)	133	(182)	1,610	(1,203)	*760*	*(1,652)*
Return on sales	(2.6)%	(10.1)%	24.5%	(14.7)%			5.4%	(4.2)%		
Gross cash flow [1]	710	661	473	291	(47)	(2)	3,085	3,244	*416*	*228*
Capital invested	6,913	5,852	4,823	4,051	1,280	5,298	36,712	34,397		
CFROI	9.3%	10.4%	8.5%	6.7%			8.3%	9.2%		
Net cash flow [2]	710	844	590	199	(86)	105	4,458	3,293	*461*	*33*
Equity-method income (loss)	(3)	(23)	8	(143)	0	0	5	(165)		
Equity-method investments	728	703	341	161	0	0	1,095	870		
Total assets	5,912	4,512	3,500	3,438	5,443	5,876	41,692	37,445	*6,904*	*5,655*
Capital expenditures	506	283	285	203	315	143	2,383	1,739		
Amortization and depreciation	916	1,170	432	762	163	264	3,312	4,735	*706*	*1,685*
Liabilities	1,615	1,179	1,315	1,518	15,316	14,578	26,237	25,109	*3,143*	*3,153*
Research and development expenses	173	153	145	122	149	17	2,577	2,414	*244*	*215*
Number of employees (as of Dec. 31)	10,100	9,200	14,800	14,100	23,600	23,600	122,600	115,400	*22,900*	*22,000*

1 Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions

2 Net cash flow = cash flow from operating activities according to IAS 7

0000070

Key Data by Region

Regions

€ million	Europe 2002	Europe 2003	North America 2002	North America 2003	Asia/Pacific 2002	Asia/Pacific 2003
Net sales (external) – by market	12,266	12,162	9,005	8,636	4,901	4,529
Net sales (external) – by point of origin	13,894	13,518	9,135	8,763	4,010	3,913
of which discontinuing operations	*4,147*	*3,717*	*2,322*	*1,848*	*727*	*564*
– Change in €	+ 0.4%	– 2.7%	– 9.3%	– 4.1%	+ 2.0%	– 2.4%
– Change in local currencies	+ 0.5%	– 2.7%	– 3.9%	+ 11.4%	+ 7.6%	+ 10.2%
Interregional sales	3,181	3,833	1,961	1,876	227	266
Other operating income	2,447	812	90	64	86	84
Operating result [EBIT]	1,891	(277)	(676)	(1,247)	207	65
of which discontinuing operations	*1,050*	*(839)*	*(388)*	*(772)*	*34*	*(53)*
Return on sales	13.6%	(2.0)%	(7.4)%	(14.2)%	5.2%	1.7%
Gross cash flow[1]	1,843	1,639	740	899	360	342
Capital invested	21,338	20,000	11,594	9,325	2,460	2,258
CFROI	8.6%	7.9%	5.9%	8.6%	12.6%	14.5%
Equity-method income (loss)	5	(166)	0	0	0	0
Equity-method investments	572	452	505	412	2	2
Total assets	23,694	22,400	11,565	9,045	3,225	2,731
Capital expenditures	1,422	1,047	676	496	188	138
Amortization and depreciation	1,746	2,351	1,344	1,963	153	333
Liabilities	14,370	15,898	6,390	5,253	1,613	1,189
Research and development expenses	1,801	1,674	708	650	51	74
Number of employees (as of Dec. 31)	70,600	66,700	24,600	23,300	15,400	13,900

Regions

€ million	Latin America/ Africa/Middle East 2002	Latin America/ Africa/Middle East 2003	Reconciliation 2002	Reconciliation 2003	Bayer Group 2002	Bayer Group 2003
Net sales (external) – by market	3,452	3,240			29,624	28,567
Net sales (external) – by point of origin	2,585	2,373			29,624	28,567
of which discontinuing operations	*390*	*260*			*7,586*	*6,389*
– Change in €	+ 5.9%	– 8.2%			– 2.2%	– 3.6%
– Change in local currencies	+ 33.3%	+ 11.1%			+ 2.6%	+ 5.0%
Interregional sales	139	151	(5,508)	(6,126)		
Other operating income	83	198	0	0	2,706	1,158
Operating result [EBIT]	410	433	(222)	(177)	1,610	(1,203)
of which discontinuing operations	*64*	*12*			*760*	*(1,652)*
Return on sales	15.9%	18.2%			5.4%	(4.2)%
Gross cash flow[1]	363	398	(221)	(34)	3,085	3,244
Capital invested	1,322	1,197	(2)	1,617	36,712	34,397
CFROI	25.4%	31.6%			8.3%	9.2%
Equity-method income (loss)	0	1	0	0	5	(165)
Equity-method investments	16	4	0	0	1,095	870
Total assets	1,734	1,627	1,474	1,642	41,692	37,445
Capital expenditures	97	58			2,383	1,739
Amortization and depreciation	64	69	5	19	3,312	4,735
Liabilities	945	675	2,919	2,094	26,237	25,109
Research and development expenses	17	16			2,577	2,414
Number of employees (as of Dec. 31)	12,000	11,500			122,600	115,400

1 Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions

Accounting policies

The consolidated financial statements of the Bayer Group are prepared – pursuant to Article 292a of the German Commercial Code – in accordance with the rules of the International Accounting Standards Board (IASB), London, in effect at the closing date, and are approved by the Supervisory Board for publication on March 18, 2004. They comply with the European Union's guidelines on consolidation of financial statements (Directive 83/349/EEC).

A Declaration of Conformity with the German Corporate Governance Code has been issued pursuant to §161 of the German Stock Corporation Act and made available to stockholders.

The financial statements of the consolidated companies are prepared according to uniform recognition and valuation principles. Valuation adjustments made for tax reasons are not reflected in the Group statements. The individual companies' statements are prepared as of the closing date for the Group statements.

The consolidated financial statements of the Bayer Group are drawn up in euros (€). Amounts are stated in millions of euros (€ million) except where otherwise indicated.

The income statement is prepared using the cost-of-sales method.

In the income statement and balance sheet, certain items are combined for the sake of clarity, as explained in the Notes. A distinction is made in the balance sheet between long-term and short-term liabilities in accordance with IAS 1 (Presentation of Financial Statements). Liabilities are classified as short-term if they mature within one year.

Changes in recognition and valuation principles are explained in the Notes. The previous year's figures are restated accordingly.

In a few instances, estimates and assumptions have to be made. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. The actual values may vary from the estimates.

Explanation of significant deviations from German accounting rules pursuant to Article 292a of the German Commercial Code

Since 2002 the term "International Financial Reporting Standards" (IFRS) has been used to refer to the body of accounting and reporting standards compiled by the International Accounting Standards Board (IASB), London. It thus replaces the term "International Accounting Standards." However, standards issued prior to the name change continue to be referred to as IAS.

Financial statements prepared in compliance with IFRS aim to provide information on which investors can base their decisions. Accordingly, IFRS prescribes strict separation of commercial and tax accounting, provisions for expenses are not permitted, a different definition of realized gains is used in certain cases, recognition and valuation options are more narrowly defined, and more extensive notes and explanations are required.

Material differences relate primarily to the accounting treatment of securities, foreign currency receivables and payables, and derivative financial instruments, which under IFRS are stated at closing values whereas German accounting regulations apply the imparity principle. For instance, under IFRS cash flow hedges can be designated such that the income and expenses resulting therefrom are recognized directly in stockholders' equity but not in net income. Gains or losses are only recognized in the income statement when the hedged underlying transaction matures. However, income and expenses relating to the valuation of derivative financial instruments used to economically hedge balance-sheet items are recognized immediately.

Both IFRS and German accounting rules stipulate that leased assets should be recognized on the basis of economic ownership. However, the definition of economic ownership varies. Under IFRS, leased assets should be recognized by the party that bears the attendant risks and rewards.

IAS 22 prescribes that goodwill arising from capital consolidation for undertakings acquired since 1995 must be capitalized and subjected to scheduled amortization. Under German accounting rules, goodwill may be offset against retained earnings.

IFRS stipulates that minority stockholders' interest in income be recognized separately in the income statement and shown as a separate item on the balance sheet below stockholders' equity.

Under IFRS, provisions may only be set up for liabilities to third parties. Pension provisions are calculated using the projected unit credit method, taking into account future increases in remuneration and pensions. The German tax-based method is not permitted.

IFRS requires deferred taxes to be recognized for all temporary differences between the tax and accounting balance sheets. Deferred taxes must also be recognized for loss carryforwards if it is sufficiently probable that these loss carryforwards can be utilized. German accounting rules do not permit capitalization of deferred tax assets resulting from tax loss carryforwards.

Effect of new accounting pronouncements

The consolidated financial statements of the Bayer Group for the 2003 fiscal year comply with the following new International Accounting Standard (IAS) published by the International Accounting Standards Board (IASB):

IAS 41 (Agriculture) prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. This standard stipulates, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest. It prescribes that biological assets be included at fair value less estimated point-of-sale costs, provided that fair value can be measured reliably. Agricultural produce harvested from such biological assets is also recognized at fair value at the point of harvest less estimated point-of-sale costs.

The adoption of this new standard did not have any material impact on Bayer's financial position or results of operations in 2003 or on the comparability of the consolidated financial statements for 2003 and 2002.

In December 2003 the IASB issued 15 revised International Accounting Standards (IAS) as part of its "Improvements Project" to eliminate redundancies and conflicts between existing standards. The revised standards are to be applied for fiscal years starting on or after January 1, 2005. The Bayer Group is currently examining whether to introduce them earlier and what impact they will have on the Group's net worth, financial position and results of operations.

Basic principles of the Group financial statements

Consolidation methods

Capital consolidation is performed according to IAS 22 (Business Combinations) by offsetting investments in subsidiaries against the underlying equity at the dates of acquisition. The identifiable assets and liabilities of subsidiaries and joint ventures are included at their fair values in proportion to Bayer's interest. Remaining differences are recognized as goodwill. Fair value adjustments of the assets and liabilities concerned are amortized together with the corresponding assets and liabilities in subsequent periods.

Where the statements of individual consolidated companies reflect write-downs or write-backs of investments in other consolidated companies, these are reversed for the Group statements.

Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.

Deferred taxes are recognized for temporary differences related to consolidation entries.

Joint ventures are included by proportionate consolidation according to the same principles.

The consolidated financial statements include the accounts of those material subsidiaries in which Bayer AG directly or indirectly has a majority of the voting rights, over which it exercises uniform control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies, generally through an ownership interest greater than 50 percent. Inclusion of such companies' accounts in the consolidated financial statements begins when Bayer AG starts to exercise control over the company and ceases when it is no longer able to do so. Subsidiaries and joint ventures that do not have a material impact on assets and earnings either individually or in aggregate are not consolidated. They are recognized at the lower of cost of acquisition or fair value.

However, investments in material entities in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent, are accounted for by the equity method. The cost of acquisition of a company included at equity is adjusted annually by the percentage of any change in its stockholders' equity corresponding to Bayer's percentage interest in the company. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies. Intercompany profits and losses on transactions with companies included at equity were immaterial in 2003 and 2002.

Foreign currency translation

In the financial statements of the individual consolidated companies, foreign currency receivables and payables are translated at closing rates, irrespective of whether they are exchange-hedged. Forward contracts that, from an economic point of view, serve as a hedge against fluctuations in exchange rates are stated at fair value.

The majority of consolidated companies outside the euro zone are to be regarded as foreign entities since they are financially, economically and organizationally autonomous. Their functional currencies according to IAS 21 (The Effects of Changes in Foreign Exchange Rates) are thus the respective local currencies. The assets and liabilities of these companies are therefore translated at closing rates, income and expense items at average rates for the year.

Where the operations of a company outside the euro zone are integral to those of Bayer AG, the functional currency is the euro. Property, plant and equipment, intangible assets, investments in affiliated companies and other securities included in investments are translated at the historical exchange rates on the dates of addition, along with any relevant amortization, depreciation and write-downs. All other balance sheet items are translated at closing rates. Income and expense items (except amortization, depreciation and write-downs) are translated at average rates for the year.

Companies operating in hyperinflationary economies prepare their statements in hard currency and thus, in effect, by the temporal method described above.

Exchange differences arising from the translation of foreign companies' balance sheets are shown in a separate stockholders' equity item.

In case of divestiture, the respective exchange differences are reversed and recognized in income.

The exchange rates for major currencies against the euro varied as follows:

€1		Closing rate		Average rate	
		2002	2003	2002	2003
Argentina	ARS	3.53	3.70	2.97	3.33
Brazil	BRL	3.71	3.66	2.78	3.47
U.K.	GBP	0.65	0.70	0.63	0.69
Japan	JPY	124.39	135.05	118.06	130.96
Canada	CAD	1.66	1.62	1.48	1.58
Mexico	MXN	10.99	14.18	9.15	12.22
Switzerland	CHF	1.45	1.56	1.47	1.52
U.S.A.	USD	1.05	1.26	0.95	1.13

Recognition and valuation principles

Net sales and other operating income

Sales are recognized upon delivery of goods or rendering of services to third parties and are reported net of sales taxes and rebates. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed. Allocations to provisions for rebates to customers are recognized in the period in which the related sales are recorded based on the contract terms. Payments relating to the sale or outlicensing of technologies or technological expertise – once the respective agreements have become effective – are immediately recognized in income if all rights to the technologies and all obligations resulting from them have been relinquished under the contract terms. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are recorded in line with the actual circumstances. Revenues such as license and rental revenues, and dividend and interest income, are recognized according to the same principles.

Research and development expenses
According to IAS 38 (Intangible Assets), research costs cannot be capitalized; development costs can only be capitalized if specific conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the usual production, selling and administrative costs but also the development costs themselves. There are also several other criteria relating to the development project and the product or process being developed, all of which have to be met to justify asset recognition. As in previous years, these conditions are not satisfied.

Intangible assets
Acquired intangible assets other than goodwill are recognized at cost and amortized by the straight-line method over a period of 4 to 15 years, depending on their estimated useful lives. Write-downs are made for impairment losses. Assets are written back if the reasons for previous years' write-downs no longer apply. Scheduled amortization for 2003 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

Goodwill, including that resulting from capital consolidation, is capitalized in accordance with IAS 22 (Business Combinations) and amortized on a straight-line basis over a maximum estimated useful life of 20 years. The value of goodwill is reassessed regularly based on impairment indicators and written down if necessary. In compliance with IAS 36 (Impairment of Assets), such write-downs of goodwill are measured by comparison to the discounted cash flows expected to be generated by the assets to which the goodwill can be ascribed. Amortization and write-downs of capitalized goodwill are recorded as other operating expense.

Self-created intangible assets generally are not capitalized. Certain development costs relating to the application development stage of internally developed software are, however, capitalized in the Group balance sheet. These costs are amortized over the useful life of the software from the date it is placed in service.

Property, plant and equipment
Property, plant and equipment is carried at the cost of acquisition or construction. Assets subject to depletion are depreciated over their estimated useful lives. Write-downs are made for any declines in value that go beyond the depletion reflected in depreciation. In compliance with IAS 36 (Impairment of Assets), such write-downs are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Assets are written back if the reasons for previous years' write-downs no longer apply.

The cost of construction of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used in construction. It includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to construction.

If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.

Expenses for the repair of property, plant and equipment are normally charged against income, but they are capitalized if they result in an enlargement or substantial improvement of the respective assets.

Property, plant and equipment is depreciated by the straight-line method, except where the declining-balance method is more appropriate in light of the actual utilization pattern. Depreciation for 2003 has been allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

When assets are closed down, sold, or abandoned, the difference between the net proceeds and the net carrying amount of the assets is recognized as a gain or loss in other operating income or expenses, respectively.

The following depreciation periods, based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20	to	50	years
Outdoor infrastructure	10	to	20	years
Plant installations	6	to	20	years
Machinery and apparatus	6	to	12	years
Laboratory and research facilities	3	to	5	years
Storage tanks and pipelines	10	to	20	years
Vehicles	5	to	8	years
Computer equipment	3	to	5	years
Furniture and fixtures	4	to	10	years

In accordance with IAS 17 (Leases), assets leased on terms equivalent to financing a purchase by a long-term loan (finance leases) are capitalized at the lower of their fair value or the present value of the minimum lease payments at the date of addition. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful lives or the respective lease terms, whichever are shorter. The future lease payments are recorded as financial obligations.

Investments
Investments in affiliated companies and the securities included here are classified as held-to-maturity investments or available-for-sale financial assets and recognized in compliance with IAS 39 (Financial Instruments: Recognition and Measurement) at amortized cost or fair value. Where evidence exists that such assets may be impaired, they are written down as necessary on the basis of an impairment test. Investments are written back if the reasons for previous years' write-downs no longer apply.

Investments in companies included at equity are recognized at amounts corresponding to Bayer's shares in their equities.

Loans receivable that are interest-free or bear low rates of interest are carried at present value; other loans receivable are carried at amortized cost.

Financial instruments
Financial instruments entail contractual claims on financial assets. Under IAS 32 (Financial Instruments: Disclosure and Presentation), financial instruments include both primary instruments, such as trade accounts receivable and payable, investments, and financial obligations; and derivative financial instruments, which are used to hedge risks arising from changes in currency exchange and interest rates. Further details of financial instruments are given in Note [38].

Inventories
In accordance with IAS 2 (Inventories), inventories encompass assets (finished goods and work in process) held for sale in the ordinary course of business, in the process of production for such sale (unfinished goods) or in the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are usually valued by the weighted-average method and recognized at the lower of cost or net realizable value, in other words, the estimated normal selling price less the estimated production costs and selling expenses.

The cost of production comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable material and manufacturing overheads, where these are attributable to production.

It also includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to production. Administrative costs are included where they are attributable to production.

In view of the production sequences characteristic of the Bayer Group, work in process and finished goods are grouped together.

Other receivables and other assets

Other receivables and other assets are carried at amortized cost. Any necessary write-downs are made on the basis of the probability of default.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes). Deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the accounting and tax balance sheets, from consolidation measures and from realizable tax loss carryforwards. Deferred taxes are calculated at the rates which – on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date – are expected to apply in the individual countries at the time of realization.

A valuation allowance is recognized against tax loss carryforwards when it is not sufficiently certain that this income will be realized.

Provisions

Other provisions are valued in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the obligation. Long-term portions of provisions are discounted to their present value insofar as the extent and timing of the obligation can be assessed with a reasonable degree of certainty. Further details of pension provisions are given in Note [28].

If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the cost of goods sold, selling expenses, research and development expenses or general administration expenses as appropriate.

Personnel commitments mainly include annual bonus payments, service awards and other personnel costs. Reimbursements to be received from the German government under the senior part-time work program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled. Trade-related commitments mainly include rebates, as well as obligations relating to services already received but not yet invoiced.

The Group sets up and maintains provisions for ongoing or probable litigations where reasonable estimates are possible. These provisions include all estimated legal fees and costs of potential settlements. The amounts are based upon information and cost estimates provided by the Group's attorneys. The provisions are reviewed with the Group's attorneys and updated at regular intervals not exceeding three months.

Liabilities
Short-term liabilities are recognized at payment or redemption amounts. Long-term liabilities and financial obligations that are not the hedged item in a permissible hedge accounting relationship are carried at amortized cost. Liabilities relating to finance leases are carried at the present value of the future lease payments.

Deferred income
In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected in the balance sheet as deferred income. The amounts are gradually reversed to income during the useful lives of the respective assets.

Cash flow statement
The cash flow statement shows how the liquidity of the Bayer Group was affected by the inflow and outflow of cash and cash equivalents during the year. The effects of acquisitions, divestitures and other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7 (Cash Flow Statements). Cash and cash equivalents shown in the balance sheet comprise cash, checks, balances with banks and securities with original maturities of up to three months. An adjustment is shown to reconcile cash and cash equivalents at the end of the year to the liquid assets reflected in the balance sheet.

The amounts reported by consolidated companies outside the euro zone are translated at average exchange rates for the year, with the exception of cash and cash equivalents, which are translated at closing rates as in the balance sheet. The effect of changes in exchange rates on cash and cash equivalents is shown separately.

Procedure used in global impairment testing and its impact
In the fourth quarter of 2003, the Bayer Group considered it necessary to conduct an impairment test on its global assets in accordance with IAS 36. In the industrial business areas in particular, this was triggered partly by the strategic realignment of the Bayer Group, including the plans to place certain of the polymers and chemicals activities into an independent entity, and partly by the deterioration in business conditions in some areas of operation. These conditions mainly consist of an expected accumulation of adverse external factors such as sustained unfavorable price trends, especially higher raw materials prices that cannot be passed on fully to customers, lower volume growth as a result of tougher competition caused partly by global overcapacities, lower economic growth forecasts and continued unfavorable currency trends.

Assets were tested for impairment by comparing the residual carrying amount of each cash generating unit (CGU) to the recoverable amount, which is the higher of the net selling price or value in use.

In line with the definition of cash generating units, those of the Bayer Group were identified as being the strategic business entities, since these are the next financial reporting levels below the segments.

In fiscal 2003, impairment tests were performed for the Polyurethanes, Coatings, Fibers; Plastics, Rubber; Chemicals; and Pharmaceuticals, Biological Products segments and their strategic business entities, which are as follows:

Polyurethanes, Coatings, Fibers	**Plastics, Rubber**	**Chemicals**	**Pharmaceuticals, Biological Products**
Polyether	Styrenics	Textile Processing Chemicals	Plasma
Fibers	Rubber Chemicals	Paper	
Polyester, TPU, Films	BR/Butyl	Fine Chemicals	
	Technical Rubber Products	Inorganic Pigments	

Where the carrying amount of a cash generating unit exceeded the recoverable amount, an impairment loss was recognized for the difference. First, the goodwill of the relevant strategic business entity was written down. Any remaining impairment loss was allocated among the other assets of the strategic business entity, based on the net carrying amounts of each asset on December 31, 2003.

The value in use was determined from the present value of future cash flows, based on continuing use of the asset by the strategic business entity and its retirement at the end of its useful life. The cash flow forecasts were derived from the current long-term planning for the Bayer Group.

The discount rate was determined from in-house analyses of the weighted average cost of capital (WACC). The model used for this is based on the option pricing theory and takes account of country, credit and interest rate risks arising from the volatility of business operations and the capital structure of the respective subgroup.

A capital structure was determined for each subgroup by first calculating its theoretical stockholders' equity on the basis of the market capitalization of Bayer AG, taking into account sector-specific financing structures. For the global strategic business entities subjected to impairment testing, the WACC used to discount the estimated cash flows varied between 6 and 10 percent, depending on the specific risk intrinsic to the respective asset.

The following capital cost bands were applied to the segments tested for impairment:

Polyurethanes, Coatings, Fibers	**Plastics, Rubber**	**Chemicals**	**Pharmaceuticals, Biological Products**
6% bis 8%	6% bis 9%	7% bis 8%	9%

The following impairment losses were recognized on the noncurrent assets of the Bayer Group and its reporting segments:

€ million	**2002**	**2003**
Goodwill	5	167
of which Polyurethanes, Coatings, Fibers	*5*	*88*
of which Plastics, Rubber	–	–
of which Chemicals	–	*79*
Intangible assets, excluding goodwill	200	511
of which Polyurethanes, Coatings, Fibers	*200*	*430*
of which Plastics, Rubber	–	*55*
of which Chemicals	–	*26*
Property, plant and equipment	84	1,131
of which Polyurethanes, Coatings, Fibers	*84*	*153*
of which Plastics, Rubber	–	*408*
of which Chemicals	–	*371*
of which Pharmaceuticals, Biological Products	–	*199*
Total	**289**	**1,809**
of which Polyurethanes, Coatings, Fibers	*289*	*671*
of which Plastics, Rubber	–	*463*
of which Chemicals	–	*476*
of which Pharmaceuticals, Biological Products	–	*199*

Scope of consolidation

The financial statements of the Bayer Group as of December 31, 2003 include Bayer AG and 65 German and 260 foreign consolidated subsidiaries in which Bayer AG, directly or indirectly, has a majority of the voting rights, over which it exercises uniform control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. There was virtually no change in the total number of consolidated companies compared with the previous year (2002: 59 German and 268 foreign consolidated subsidiaries). Excluded from consolidation are 142 subsidiaries that in aggregate are immaterial to the net worth, financial position and earnings of the Bayer Group; they account for less than 1 percent of Group sales.

We have included eight joint ventures – three fewer than in the previous year – by proportionate consolidation in compliance with IAS 31 (Financial Reporting of Interests in Joint Ventures). The effect of joint ventures on the Group balance sheet and income statement is as follows:

€ million	2003
Noncurrent assets	135
Current assets	85
Pension provisions	(1)
Other provisions	(4)
Financial obligations	(45)
Remaining liabilities	(59)
Net assets	**111**

€ million	2003
Income	330
Expenses	(306)
Income after taxes	**24**

While nine companies are stated at equity, 51 companies that in aggregate are of minor importance are stated at their carrying amounts.

Consolidated for the first time are 35 companies, while 40 companies have been deconsolidated. The increase is largely due to carve-outs of businesses to separate legal entities in Germany and the United States. The companies no longer consolidated are mainly those of the divested PolymerLatex group and those eliminated by the merger of former Aventis CropScience companies with Bayer companies, and five other companies.

Acquisitions are accounted for by the purchase method. Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements as from the respective dates of acquisition. The purchase prices of acquisitions outside the euro zone are translated at the exchange rates in effect at the respective dates of acquisition.

In 2003 a total of €72 million was spent on acquisitions, translated at the exchange rates in effect on the respective dates of acquisition. They were paid for in cash, not with shares in Bayer AG. These acquisitions led to goodwill of €52 million. The goodwill amounts are being amortized by the straight-line method over periods not exceeding 10 years.

At the start of July 2003 Bayer acquired the remaining interest in the Bayer Polymers Sheet Europe group (formerly Makroform), headquartered in Darmstadt, Germany, for €59 million. Bayer previously held an interest of 54.5 percent in this joint venture, which was set up in mid-2000. The other 45.5 percent was held by Röhm GmbH. Acquired goodwill of €45 million will be amortized over its anticipated useful life of 10 years. The acquired group comprises Bayer Polymers Sheet GmbH, Darmstadt, Germany; Bayer Polymers Sheet N.V., Tielt, Belgium; and Bayer Polymers Sheet SpA, Milan, Italy. Bayer Polymers Sheet Europe develops, manufactures and markets Makrolon® polycarbonate sheet, Axpet® and Vivak® polyester sheet and Bayloy® sheet made of high-quality polymers. Areas of application for these products in the construction sector include sports stadiums, railroad stations and greenhouses. Other uses include visual communications, where plastic sheets are used to protect displays, billboards, traffic signs and price signs, and industrial applications such as protective visors, machine covers, light diffusers and housings.

The following significant **divestitures** were made in 2003:

By the end of fiscal 2003, the conditions set by the European, U.S. and Canadian antitrust authorities for the acquisition of Aventis CropScience Holding S.A., France, as of June 1, 2002 had been met in full, except for those relating to propoxycarbazone. In compliance with these regulatory conditions, Bayer CropScience AG sold the insecticide active ingredients fipronil (worldwide, except China) and ethiprole, and the attendant rights to BASF AG, Ludwigshafen, Germany, together with a number of fungicidal active ingredients (principally in Europe, though the transaction also included a non-exclusive license for seed treatment outside Europe). The €1,330 milllion transaction also included inventories, as well as production facilities in Elbeuf, France. Adjusted for the back-licensing of these products in accordance with the conditions set by the E.U. and the FTC to give Bayer CropScience access to certain non-agricultural markets, the selling price totaled €1,185 million. The Bayer CropScience subgroup also divested a large number of low-volume products and inventories for a total of €118 million to comply with antitrust conditions.

As part of the streamlining of the Bayer HealthCare portfolio, initiated in 2002, the Bayer Group sold the remaining parts of the Consumer Care Business Group's household insecticides business to SC Johnson & Son Inc., of the United States, for €339 million after obtaining the necessary approvals from the respective local antitrust authorities. Alongside inventories, SC Johnson acquired marketing rights to products such as Baygon®, Autan®, Bayclin® and Bayfresh®. Bayer will continue to manufacture the active ingredients for these products, which it will supply to SC Johnson and other users. The divestiture of the household insecticides business had already generated proceeds of €386 million in 2002.

The successful five-year research cooperation between Bayer HealthCare AG and Millennium Pharmaceuticals Inc., U.S.A. was terminated in the fourth quarter of 2003. At the same time, Bayer AG sold its 6.6 percent interest in Millennium Pharmaceuticals to the investment bank CSFB for €272 million.

In fiscal 2003 the Bayer Group sold further real estate in Germany, Belgium and Spain for a total of €122 million, continuing the streamlining of its portfolio. In 2002 it had already sold its interest in Baywoge GmbH, together with land and buildings owned by this company, for €528 million.

Effective April 1, 2003 Bayer sold its 50 percent interest in the PolymerLatex group, which is based in Marl, Germany, to Soros Private Equity Partners for €118 million. Comprised of seven companies, PolymerLatex is a leading supplier of latex products for paper, carpets/molded foam and specialty applications.

At the end of January 2003 the Bayer Group's organic pigments business was sold to the Sun Chemicals group, of the United States, for €46 million.

In December 2003, Bayer HealthCare AG sold its rights to the Bayovac® (IBR marker vaccines) and Baypamun® (immunomodulator) brands to Pfizer for a total of €32 million. This transaction included a toll manufacturing agreement under which Bayer will continue to manufacture these products for a transition period of three years. This divestiture does not include the foot-and-mouth vaccines, which Bayer HealthCare will continue to manufacture and market.

In the fourth quarter of 2003, Bayer AG sold its subsidiary Walothen GmbH, Walsrode, Germany, to the Wihuri group, of Finland, for €9 million. This company manufactures high-quality polypropylene films for the following market segments: films for the tobacco industry, films for print lamination, overwrap films and standard films. It was formerly part of the Bayer Chemicals subgroup.

Acquisitions and divestitures of businesses affected the Group's assets and liabilities as of the dates of acquisition or divestiture as follows:

2003 € million	Acquisitions	Divestitures
Noncurrent assets	52	239
Current assets (excluding liquid assets)	–	1,262
Liquid assets	–	5
Assets	**52**	**1,506**
Pension provisions	–	(10)
Other provisions	–	(11)
Financial obligations	–	(8)
Remaining liabilities	–	(28)
Liabilities	**–**	**(57)**

Lists of Bayer AG's direct and indirect holdings have been included in the Cologne commercial register. They also are available directly from Bayer AG on request.

The principal companies consolidated in the financial statements are listed in the following table:

Company Name and Place of Business	Bayer's Interest [%]
Germany	
Bayer Chemicals AG, Leverkusen	100
Bayer CropScience Aktiengesellschaft, Monheim	100
Bayer CropScience Deutschland GmbH, Langenfeld	100
Bayer CropScience GmbH, Frankfurt am Main	100
Bayer HealthCare AG, Leverkusen	100
Bayer MaterialScience AG, Leverkusen	100
Bayer Vital GmbH, Leverkusen	100
H. C. Starck GmbH, Goslar	100
Wolff Cellulosics GmbH & Co. KG, Bomlitz	100
Other European Countries	
Bayer Antwerpen N.V., Belgium	100
Bayer Biologicals S.r.l., Italy	100
Bayer CropScience France S.A., France	100
Bayer CropScience Holding S.A., France	100
Bayer CropScience Limited, U.K.	100
Bayer CropScience S.r.l., Italy	100
Bayer CropScience S.A., France	100
Bayer Diagnostics Europe Ltd., Ireland	100
Bayer International S.A., Switzerland	100
Bayer Pharma S.A., France	99.84
Bayer Polimeros S.L., Spain	100
Bayer Public Limited Company, U.K.	100
Bayer Rubber N.V., Netherlands	100
Bayer S.p.A., Italy	100
Quimica Farmaceutica Bayer, S.A., Spain	100

Company Name and Place of Business	Bayer's Interest [%]
North America	
Bayer CropScience LP, United States	100
Bayer HealthCare LLC, United States	100
Bayer Inc., Canada	100
Bayer Pharmaceuticals Corporation, United States	100
Bayer Polymers LLC, United States	100
Asia/Pacific	
Bayer (India) Limited, India	71.2
Bayer Australia Limited, Australia	100
Bayer CropScience K.K., Japan	100
Bayer Medical Ltd., Japan	100
Bayer Polymers Co. Ltd., Hong Kong	100
Bayer South East Asia Pte Ltd., Singapore	100
Bayer Thai Company Limited, Thailand	100
Bayer Yakuhin, Ltd., Japan	100
Sumika Bayer Urethane Co., Ltd., Japan	60
Latin America/Africa/Middle East	
Bayer (Proprietary) Limited, South Africa	100
Bayer CropScience Ltda., Brazil	100
Bayer de Mexico, S.A. de C.V., Mexico	100
Bayer S.A., Argentina	100
Bayer S.A., Brazil	100

Also included in the consolidated financial statements are the following material associated companies:

Company Name and Place of Business	Bayer's interest [%]
DyStar Textilfarben GmbH, Frankfurt am Main, Germany	35
DyStar Textilfarben GmbH & Co. Deutschland KG, Frankfurt am Main, Germany	35
Lyondell Bayer Manufacturing Maasvlakte VOF, Netherlands	50
PO JV, LP Corporation, United States	42.7

The following domestic subsidiaries availed themselves in 2003 of certain exemptions granted under Articles 264, paragraph 3 and 264 b, No. 4 of the German Commercial Code regarding the preparation, auditing and publication of financial statements:

Company Name	Place of Business
Bayer Beteiligungsverwaltungsgesellschaft mbH	Leverkusen
Bayer Bitterfeld GmbH	Greppin
Bayer Buna GmbH	Marl
Bayer Business Services GmbH	Leverkusen
Bayer CropScience AG	Monheim
Bayer CropScience Deutschland GmbH	Langenfeld
Bayer CropScience Vermögensverwaltungsgesellschaft mbH	Hattersheim
Bayer Distribution Service GmbH	Leverkusen
Bayer Faser GmbH	Dormagen
Bayer Gastronomie GmbH	Leverkusen
Bayer Gesellschaft für Beteiligungen mbH	Leverkusen
Bayer HealthCare AG	Leverkusen
Bayer Industrieprodukte GmbH & Co, KG	Leverkusen
Bayer Innovation Beteiligungsgesellschaft mbH	Leverkusen
Bayer Kautschuk GmbH	Dormagen
Bayer Polymers Customer Services GmbH & Co, KG	Leverkusen
Bayer Technology Services GmbH	Leverkusen
Bayer-Handelsgesellschaft mbH	Leverkusen
Bayer-Kaufhaus GmbH	Leverkusen
CaseTech GmbH & Co, KG	Bomlitz
Chemion Logistik GmbH	Leverkusen
DYNEVO GmbH	Leverkusen
EPUREX Films GmbH & Co, KG	Bomlitz
Erste K-W-A Beteiligungsgesellschaft mbH	Leverkusen
Euroservices Bayer GmbH	Leverkusen
Generics Holding GmbH	Leverkusen
GVW Garnveredlungswerke GmbH	Goch
H.C. Starck Ceramics GmbH & Co, KG	Selb
H.C. Starck Hermsdorf Vermögensverwaltungs-GmbH & Co, KG	Hermsdorf
IAB Ionenaustauscher GmbH Bitterfeld	Greppin
ISL-Chemie GmbH & Co, KG	Kürten
KVP Pharma+Veterinär-Produkte GmbH	Kiel
PharmAgro GmbH	Leverkusen
Probis GmbH	Bomlitz
Travel Board GmbH	Leverkusen
Wolff Cellulosics GmbH & Co, KG	Bomlitz
Wolff Walsrode Aktiengesellschaft	Walsrode
Zweite K-W-A Beteiligungsgesellschaft mbH	Leverkusen

Notes to the Statements of Income

[1] Net sales

Total reported sales declined by €1,057 million (–3.6 percent) compared with 2002, to €28,567 million. A €1,433 million increase in volumes (+4.8 percent) was offset by a negative effect of €2,545 million (–8.6 percent) from adverse shifts in exchange rates. Changes in selling prices contributed an extra €150 million (+0.5 percent) compared with the previous year and thus had a negligible effect on total sales. The net effect of acquisitions and divestitures diminished sales by €95 million. Acquisitions and divestitures during 2003 and 2002 affected the comparison between the two years' sales figures by the following amounts:

	2003
€ million	
Acquisitions	
Aventis CropScience Holding S.A., Lyon, France (acquired in 2002)	1,450
Visible Genetics Inc., Canada (acquired in 2002)	9
Tectrade A/S, Copenhagen, Denmark (acquired in 2002)	6
Other	1
	1,466
Divestitures	
Haarmann & Reimer group (2002)	(666)
Compliance with antitrust conditions by Bayer CropScience	(435)
Household insecticides business of Bayer HealthCare	(272)
PolymerLatex group	(117)
Organic pigments	(54)
Walothen GmbH	(10)
Other	(7)
	(1,561)
Net effect of portfolio changes	**(95)**

Breakdowns of net sales by segment and by region are given in the table on page 8 ff.

[2] *Selling expenses*

Selling expenses include €792 million in shipping and handling costs in 2003 (2002: €797 million). They also include advertising and promotion costs, expensed in the period in which they are incurred. These costs amount to €1,030 million (2002: €1,051 million).

[3] Research and development expenses

Because of their importance in the Bayer Group, research and development expenses are recognized separately alongside the cost of goods sold, selling expenses and general administration expenses.

[4] Other operating income

€ million	2002	2003
Sideline operations	56	60
Gains from sales of property, plant and equipment / portfolio adjustments	2,039	583
Reversals of unutilized provisions	154	115
Write-backs of receivables and other assets	23	68
Recognition of exchange rate hedges	36	114
Other operating income	398	218
	2,706	**1,158**

The cost of goods sold incurred for sideline operations has been offset against the corresponding revenues to more clearly reflect the earnings position.

[5] Other operating expenses

€ million	2002	2003
Amortization and write-downs of acquired goodwill	(205)	(366)
Write-downs of trade accounts receivable	(101)	(106)
Losses from sales of property, plant and equipment	(42)	(108)
Impairment write-downs, excluding goodwill	(284)	(1,642)
Other operating expenses	(1,438)	(1,284)
	(2,070)	**(3,506)**

In fiscal 2003 the global impairment charges in the Polymers, Chemicals and HealthCare subgroups resulted in additional other operating expenses of €1,134 million, €476 million and €199 million respectively.

In the previous year, impairment write-downs of intangible assets, property, plant and equipment of the polyols and fibers operations in the Polymers subgroup together accounted for expenses of €289 million.

€408 million (2002: €427 million) was spent on restructuring. Further details of restructuring expenses are given on page 59 ff.

[6] *Discontinuing operations*

In connection with the realignment of the Bayer Group, we are planning to transfer certain activities of the Polymers and Chemicals subgroups that we no longer define as part of our core business to a separate company named Lanxess, which is to be listed on the stock market in 2005 at the latest. These activities are shown as discontinuing operations. They essentially include the Bayer Chemicals subgroup – with the exception of H.C. Starck and Wolff Walsrode – along with the solid rubber and rubber chemicals operations (including RheinChemie), semi-crystalline polymers, ABS/SAN and fibers activities of the former Bayer Polymers subgroup.

In addition, we are planning to divest the plasma operations of the Biological Products Division of our HealthCare subgroup. These activities are also shown under discontinuing operations. This decision does not affect the Kogenate® operations.

In the context of its ongoing portfolio management, Bayer divested the Haarmann & Reimer business group, headquartered in Holzminden, Germany, in 2002. This wholly owned subsidiary, manufacturing fragrances and flavors, was sold to the financial investor EQT Northern Europe Private Equity Funds. The earnings of this subsidiary up to the date of divestiture were recognized in income for 2002, as was the gain from the sale of this business in 2002.

The amounts shown in the notes to the consolidated financial statements of the Bayer Group under discontinuing operations relate to the plasma operations and all assets, liabilities, income and expenses of the activities that are to be transferred to Lanxess, based on the current status of our planning. Slight modifications may be made to the allocation of assets, liabilities, income and expenses. These data are presented from the viewpoint of the Bayer Group and should be viewed as parts of the Group by analogy to our segment reporting. The purpose is not to provide separate overviews of the Lanxess activities or of the operations that are to remain in the Bayer Group. The presentation thus follows the principles set out in IAS 35 for reporting discontinuing operations.

The earnings of Lanxess, the plasma business and Haarmann & Reimer, and the related income taxes, are reflected in the respective income statement items.

A breakdown of the results of discontinuing operations is given below:

€ million	Polyurethanes, Coatings, Fibers 2002	2003	Plastics, Rubber 2002	2003	Chemicals 2002	2003
Net sales	**199**	**167**	**3,337**	**3,096**	**2,705**	**2,513**
Cost of goods sold	(187)	(144)	(2,631)	(2,681)	(1,938)	(1,867)
Selling expenses	(32)	(26)	(457)	(389)	(498)	(480)
Research and development expenses	(8)	(5)	(71)	(84)	(76)	(82)
General administration expenses	(6)	(10)	(125)	(136)	(52)	(102)
Other operating income (expense) – net	(65)	(49)	(101)	(522)	(103)	(498)
Operating result from discontinuing operations [EBIT]	**(99)**	**(67)**	**(48)**	**(716)**	**38**	**(516)**
Non-operating result	–	–	–	–	8	(144)
Income (loss) before income taxes	**–**	**–**	**–**	**–**	**–**	**–**
Income taxes	–	–	–	–	–	–
Income (loss) after taxes	**–**	**–**	**–**	**–**	**–**	**–**

€ million	Reconciliation 2002	2003	Total Lanxess 2002	2003	Plasma 2002	2003
Net sales	**–**	**–**	**6,241**	**5,776**	**679**	**613**
Cost of goods sold	–	–	(4,756)	(4,692)	(653)	(519)
Selling expenses	–	–	(987)	(895)	(97)	(86)
Research and development expenses	–	–	(155)	(171)	(44)	(44)
General administration expenses	–	–	(183)	(248)	–	–
Other operating income (expense) – net	–	–	(269)	(1,069)	4	(317)
Operating result [EBIT] from discontinuing operations	**–**	**–**	**(109)**	**(1,299)**	**(111)**	**(353)**
Non-operating result	(54)	(80)	(46)	(224)	(15)	–
Income (loss) before income taxes	**–**	**–**	**(155)**	**(1,523)**	**(126)**	**(353)**
Income taxes	62	548	62	548	–	123
Income (loss) after taxes	**–**	**–**	**(93)**	**(975)**	**(126)**	**(230)**

€ million	Haarmann & Reimer 2002	2003	Total 2002	2003
Net sales	**666**	**–**	**7,586**	**6,389**
Cost of goods sold	(376)	–	(5,785)	(5,211)
Selling expenses	(147)	–	(1,231)	(981)
Research and development expenses	(45)	–	(244)	(215)
General administration expenses	(27)	–	(210)	(248)
Other operating income (expense) – net	909	–	644	(1,386)
Operating result [EBIT] from discontinuing operations	**980**	**–**	**760**	**(1,652)**
Non-operating result	(11)	–	(72)	(224)
Income (loss) before income taxes	**969**	**–**	**688**	**(1,876)**
Income taxes	(15)	–	47	671
Income (loss) after taxes	**954**	**–**	**735**	**(1,205)**

The other operating expense for Lanxess and the plasma operations in fiscal 2003 includes charges of €989 million and €199 million respectively arising from the global impairment tests carried out by the Bayer Group. The non-operating result of Lanxess in 2003 also includes one-time equity-method expense of €137 million in connection with the planned sale of the financial interest in the DyStar group.

[7] Operating result (EBIT)
Breakdowns of the operating result by segment and by region are given in the table on page 108 ff. Starting in fiscal 2003, the results of foreign currency hedges for planned or pending operating business are recognized in the operating result. The prior-year figure has been adjusted accordingly by €36 million.

[8] Income (expense) from investments in affiliated companies – net
This comprises the following items:

€ million	2002	2003
Dividends and similar income	25	5
of which €3 million (2002: €23 million) from subsidiaries		
Income from profit and loss transfer agreements	1	2
of which €1 million (2002: €1 million) from subsidiaries		
Equity-method income (expense)	5	(165)
Gains from the sale of investments in affiliated companies	274	191
Losses from the sale of investments in affiliated companies	0	(2)
Write-downs of investments in affiliated companies	(82)	(124)
	223	**(93)**

Gains from the sale of investments in affiliated companies include the €190 million gain from the sale of the interest in Millennium Pharmaceuticals Inc., United States, to the investment bank CSFB. In fiscal 2002 this item contained gains from the sale of the remaining stake in Agfa-Gevaert N.V., Belgium, to the investment bank Goldman Sachs for €259 million. Equity-method expense for 2003 included €137 million relating to the planned divestiture of our financial interest in the DyStar group.

[9] Interest expense – net
Interest income and expense comprises:

€ million	2002	2003
Income from other securities and loans included in investments	8	17
Other interest and similar income	459	513
of which €2 million (2002: €2 million) from subsidiaries		
Interest and similar expenses	(916)	(883)
of which €5 million (2002: €13 million) to subsidiaries		
	(449)	**(353)**

Finance leases are capitalized under property, plant and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to €30 million (2002: €34 million), is reflected in interest expense.
Interest expense incurred to finance the construction phase of major investment projects is not included here. Such interest expense, amounting in 2003 to €18 million (2002: €22 million), is capitalized as part of the cost of acquisition or construction of the property, plant or equipment concerned, based on an average capitalization rate of 5 percent (2002: 5 percent).

[10] Other non-operating expenses – net
This item comprises:

€ million	2002	2003
Interest portion of interest-bearing provisions	(296)	(281)
Net exchange loss	(5)	(31)
Miscellaneous non-operating expenses	(174)	(69)
Miscellaneous non-operating income	47	36
	(428)	**(345)**

Miscellaneous non-operating expenses contain €12 million in write-downs of other securities included in investments (2002: €81 million), and €0 million in write-downs of marketable securities (2002: €16 million).

[11] Income taxes
This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.
The breakdown of pre-tax income and income tax expense by origin is as follows:

€ million	2002	2003
Income before income taxes		
Germany	1,392	(1,298)
Other countries	(436)	(696)
	956	**(1,994)**
Income taxes paid or accrued		
Germany	(129)	(178)
Other countries	(169)	(429)
	(298)	**(607)**
Deferred taxes		
– from temporary differences	185	1,156
– from tax loss carryforwards	220	96
	405	**1,252**
	107	**645**

In fiscal 2003 changes in tax rates decreased deferred tax expense by €2 million, while in fiscal 2002 such changes had no effect on deferred tax expense.

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

€ million	December 31, 2002 Deferred tax assets	December 31, 2002 Deferred tax liabilities	December 31, 2003 Deferred tax assets	December 31, 2003 Deferred tax liabilities
Intangible assets	416	1,589	453	1,228
Property, plant and equipment	419	1,558	602	1,426
Investments	52	106	56	54
Inventories	308	75	348	72
Receivables	113	70	120	135
Other current assets	52	242	11	391
Pension provisions	328	225	525	206
Other provisions	254	66	451	58
Other liabilities	55	172	304	33
Tax loss carryforwards	743	–	723	–
Valuation allowance for tax loss carryforwards	(123)	–	(154)	–
	2,617	**4,103**	**3,439**	**3,603**
of which long-term	*1,439*	*2,954*	*1,996*	*2,608*
Set-off*	(1,650)	(1,650)	(2,141)	(2,141)
	967	**2,453**	**1,298**	**1,462**

* According to IAS 12 (Income Taxes), deferred tax assets and deferred tax liabilities should, under certain conditions, be offset if they relate to income taxes levied by the same taxation authority.

In 2003, deferred tax assets and deferred tax liabilities of €2 million each relate to changes in the scope of consolidation. Utilization of tax loss carryforwards from previous years diminished the amount of income taxes paid or accrued in 2003 by €165 million (2002: €11 million).

The value of existing tax loss carryforwards by expiration date is as follows:

€ million	Dec. 31, 2002	Dec. 31, 2003
One year	17	23
Two years	4	7
Three years	17	41
Four years	17	104
Five years and thereafter	1,936	1,674
	1,991	**1,849**

Deferred tax assets of €569 million (2002: €620 million) are recognized on the €1,735 million (2002: €1,731 million) in tax loss carryforwards that represent income likely to be realized in the future. Recognition of these deferred tax assets results in deferred tax income of €96 million (2002: €220 million).

Deferred tax liabilities have not been recognized for temporary differences associated with investments in foreign subsidiaries of €3,639 million (2002: €3,327 million) as Bayer has determined that the profits concerned will not be distributed in the foreseeable future. If deferred taxes were recognized for these temporary differences, the liability would be based on the respective withholding tax rates only, taking into account the German tax of 5 percent on corporate dividends where applicable.

The actual tax income for 2003 is €645 million (2002: €107 million). This figure differs by €107 million (2002: €465 million) from the tax income of €752 million (2002: tax expense of €358 million) that would result from applying to the pre-tax loss of the Group a tax rate of 37.7 percent (2002: 37.5 percent), which is the weighted average of the theoretical tax rates for the individual Group companies.

The reconciliation of theoretical to actual income tax income (expense) for the Group is as follows:

	2002		2003	
	€ million	%	€ million	%
Theoretical income tax income (expense)	358	100	(752)	100
Reduction in taxes due to tax-free income				
Relating to the divestiture of Haarmann & Reimer	(342)	– 95	–	–
Relating to the divestiture of Baywoge	(131)	– 37	–	–
Relating to the divestiture of the remaining interest in Agfa-Gevaert	(104)	– 29	–	–
Relating to the divestiture of Millennium	–	–	(76)	10
Other	(100)	– 28	(103)	14
Increase in taxes due to non-tax-deductible expenses				
Write-downs of investments	22	6	49	– 7
Amortization of goodwill	68	19	62	– 8
Impairment charges	2	0	124	– 16
Other	103	29	38	– 5
Other tax effects	17	5	13	– 2
Actual tax income (expense)	**(107)**	**– 30**	**(645)**	**86**
Effective tax rate in %	(11.2)		(32.3)	

[12] Other taxes

Other taxes amounting to €303 million (2002: €221 million) are included in the cost of production, selling expenses, research and development expenses or general administration expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.

[13] Minority stockholders' interest
Minority interest in income amounts to €19 million (2002: €12 million), and minority interest in losses to €7 million (2002: €9 million).

[14] Earnings per share
Earnings per share are determined according to IAS 33 (Earnings Per Share) by dividing the net income/loss by the average number of shares.

In 2003, as in 2002, the number of shares remained constant at 730,341,920. Earnings per share were minus €1.86 (2002: €1.45).

There were no subscription rights outstanding in 2003 or 2002 and therefore no dilutive potential shares.

[15] Cost of materials
The total cost of materials amounted to €12,247 million (2002: €11,614 million), comprising €11,520 million (2002: €11,024 million) in expenses for raw materials, supplies and goods purchased for resale, and €727 million (2002: €590 million) in expenses for purchased services.

The cost of materials for discontinuing operations was €2,616 million (2002: €3,022 million). This was split as follows:

€ million	**2002**	**2003**
Polyurethanes, Coatings, Fibers	62	52
Plastics, Rubber	1,507	1,473
Chemicals	865	759
Total Lanxess	**2,434**	**2,284**
Plasma business	320	332
Haarmann & Reimer	268	–
Total discontinuing operations	**3,022**	**2,616**

[16] Personnel expenses
Personnel expenses declined by €186 million to €7,990 million in 2003. Of this decrease, €555 million was due to currency translations. Personnel expenses include wages and salaries totaling €6,077 million (2002: €6,455 million) and social expenses of €1,913 million (2002: 1,721 million), of which €855 million (2002: €544 million) were pension expenses.

Total personnel expenses include the following expenses for the discontinuing operations:

€ million	2002	2003
Polyurethanes, Coatings, Fibers	51	50
Plastics, Rubber	722	619
Chemicals	611	600
Total Lanxess	**1,384**	**1,269**
Plasma business	109	90
Haarmann & Reimer	175	–
Total discontinuing operations	**1,668**	**1,359**
of which social expenses	*[354]*	*[327]*

[17] Employees

The average number of employees, classified by corporate functions, was as follows:

	2002	2003
Marketing	35,985	34,765
Technology	66,051	62,850
Research	12,521	11,602
Administration	10,035	9,063
	124,592	**118,280**
of which trainees	*2,564*	*2,680*

The employees of joint ventures are included in the above figures in proportion to Bayer's interests in the respective companies. The total number of people employed by our joint ventures in 2003 was 401 (2002: 1,102). The decline was mainly due to the divestiture of the PolymerLatex group.

The average number of employees in the discontinuing operations was as follows:

	2002	2003
Polyurethanes, Coatings, Fibers	925	844
Plastics, Rubber	10,275	9,664
Chemicals	10,260	9,915
Total Lanxess	**21,460**	**20,423**
Plasma business	1,403	1,545
Total discontinuing operations	**22,863**	**21,968**

Notes to the Balance Sheets

[18] Intangible assets

Changes in intangible assets in 2003 were as follows:

€ million	Acquired concessions, industrial property rights, similar rights and assets, and licenses thereunder	Acquired goodwill	Advance payments	Total
Gross carrying amounts, Dec. 31, 2002	7,923	3,306	58	11,287
Exchange differences	(553)	(291)	(10)	(854)
Changes in scope of consolidation	42	1	–	43
Acquisitions	–	52	–	52
Capital expenditures	217	–	78	295
Retirements	(192)	(48)	(43)	(283)
Subsequent adjustments relating to the Aventis CropScience acquisition	(112)	(375)	–	(487)
Transfers	58	14	(23)	49
Gross carrying amounts, Dec. 31, 2003	**7,383**	**2,659**	**60**	**10,102**
Accumulated amortization and write-downs, Dec. 31, 2002	1,966	442	–	2,408
Exchange differences	(231)	(48)	–	(279)
Changes in scope of consolidation	6	–	–	6
Amortization and write-downs in 2003	1,334	366	49	1,749
of which write-downs	*578*	*167*	*49*	*794*
Write-backs	–	–	–	–
Retirements	(184)	(18)	(43)	(245)
Transfers	(32)	(19)	–	(51)
Accumulated amortization and write-downs, Dec. 31, 2003	**2,859**	**723**	**6**	**3,588**
Net carrying amounts, Dec. 31, 2003	**4,524**	**1,936**	**54**	**6,514**
Net carrying amounts, Dec. 31, 2002	5,957	2,864	58	8,879

The exchange differences are the differences between the carrying amounts at the beginning and the end of the year that result from translating the figures of companies outside the euro zone at the respective different exchange rates and changes in their assets during the year at the average rate for the year. This translation method generally also applies to acquisition-related goodwill and remeasurement amounts reflected in the statements of companies outside the euro zone.

In connection with the acquisition of Aventis CropScience Holding S.A., France, in fiscal 2002, the carrying amounts of acquired and identifiable assets have been adjusted in accordance with IAS 22 (Business Combinations) to reflect material evidence obtained after December 31, 2002 which altered the allocation of the purchase price to intangible assets, property, plant and equipment. The retirement of acquired goodwill essentially relates to the agreement reached with Aventis S.A. to reduce the purchase price paid for Aventis CropScience retroactively by €327 million.

[19] Property, plant and equipment

Changes in property, plant and equipment in 2003 were as follows:

€ million	Land and buildings	Machinery and technical equipment	Furniture, fixtures and other equipment	Construction in progress and advance payments to vendors and sub-contractors	Total
Gross carrying amounts, Dec. 31, 2002	8,061	18,590	2,245	1,309	30,205
Exchange differences	(445)	(997)	(103)	(63)	(1,608)
Changes in scope of consolidation	8	143	–	66	217
Acquisitions	–	–	–	–	–
Capital expenditures	87	390	170	797	1,444
Retirements	(228)	(911)	(312)	(37)	(1,488)
Subsequent adjustments relating to the Aventis CropScience acquisition	61	110	–	–	171
Transfers	354	690	94	(1,187)	(49)
Gross carrying amounts, Dec. 31, 2003	**7,898**	**18,015**	**2,094**	**885**	**28,892**
Accumulated depreciation and write-downs, Dec. 31, 2002	4,052	12,176	1,540	1	17,769
Exchange differences	(158)	(566)	(70)	–	(794)
Changes in the scope of consolidation	–	–	–	–	–
Depreciation and write-downs in 2003	617	2,046	312	33	3,008
of which write-downs	*368*	*885*	*42*	*33*	*1,328*
Write-backs	–	–	–	–	–
Retirements	(113)	(690)	(263)	(13)	(1,079)
Transfers	142	(141)	51	(1)	51
Accumulated depreciation and write-downs Dec. 31, 2003	**4,540**	**12,825**	**1,570**	**20**	**18,955**
Net carrying amounts, Dec. 31, 2003	**3,358**	**5,190**	**524**	**865**	**9,937**
Net carrying amounts, Dec. 31, 2002	4,009	6,414	705	1,308	12,436

The exchange differences are as defined for intangible assets.

In connection with the acquisition of Aventis CropScience Holding S.A., France, in fiscal 2002, the carrying amounts of acquired and identifiable assets have been adjusted in accordance with IAS 22 (Business Combinations) to reflect material evidence obtained after December 31, 2002 which altered the allocation of the purchase price to intangible assets, property, plant and equipment.

Capitalized property, plant and equipment includes assets with a total net value of €344 million (2002: €504 million) held under finance leases. The gross carrying amounts of these assets total €937 million (2002: €1,106 million).

These assets are mainly machinery and technical equipment with a carrying amount of €230 million (gross amount: €745 million) and buildings with a carrying amount of €102 million (gross amount: €139 million). In the case of buildings, either the present value of the minimum lease payments covers substantially all of the cost of acquisition, or title passes to the lessee on expiration of the lease.

Also included are products leased to other parties under operating leases with a carrying amount of €183 million (2002: €232 million). The gross carrying amount of these assets was €452 million (2002: €500 million); their depreciation in 2003 amounted to €72 million (2002: €83 million). However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17 (Leases), a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.

[20] Investments

Changes in investments in 2003 were as follows:

€ million	Investments in subsidiaries	Loans to subsidiaries	Investments in other affiliated companies: Associated companies	Investments in other affiliated companies: Other companies	Loans to other affiliated companies	Other securities	Other loans	Total
Gross carrying amounts, Dec. 31, 2002	139	–	1,205	391	7	252	411	2,405
Exchange differences	(6)	–	(86)	(7)	–	(20)	(11)	(130)
Changes in scope of consolidation	(33)	–	(23)	–	–	–	2	(54)
Changes in fair value	–	–	–	112	–	2	–	114
Acquisitions	–	–	–	–	–	–	–	–
Other additions	6	–	50	7	–	77	42	182
Retirements	(9)	–	(175)	(194)	–	(2)	(29)	(409)
Transfers	11	–	–	–	–	(17)	17	11
Gross carrying amounts, Dec. 31, 2003	**108**	**–**	**971**	**309**	**7**	**292**	**432**	**2,119**
Accumulated write-downs, Dec. 31, 2002	9	–	46	66	2	76	8	207
Exchange differences	2	–	(1)	(8)	–	(9)	–	(16)
Changes in scope of consolidation	–	–	–	–	–	–	–	–
Write-downs in 2003	4	–	21	99	–	12	1	137
Write-backs	(1)	–	–	–	–	1	(1)	(1)
Retirements	–	–	–	–	–	–	–	–
Transfers	11	–	–	–	–	–	–	11
Accumulated write-downs Dec. 31, 2003	**25**	**–**	**66**	**157**	**2**	**80**	**8**	**338**
Net carrying amounts, Dec. 31, 2003	**83**	**–**	**905**	**152**	**5**	**212**	**424**	**1,781**
Net carrying amounts, Dec. 31, 2002	130	–	1,159	325	5	176	403	2,198

The exchange differences are as defined for intangible assets.

The difference between the equity interest in the underlying net assets of companies included at equity and their at-equity accounting values is €39 million (2002: €34 million). It mainly relates to goodwill. The net carrying amount of companies included at equity is €870 million (2002: €1,095 million). Retirements of investments in associated companies related principally to the write-down of €137 million on the financial interest in the DyStar group. Retirements of investments in other companies mainly relate to the divestiture of the 6.6 percent interest in Millennium Pharmaceuticals to the investment bank CSFB for €272 million, which is recognized at fair value.

[21] Inventories

Of the €5,885 million in inventories carried as of December 31, 2003 (2002: €6,342 million), €1,311 million (2002: €833 million) represents inventories carried at net realizable value.

Inventories comprise the following:

€ million	Dec. 31, 2002	Dec. 31, 2003
Raw materials and supplies	1,362	1,013
Work in process, finished goods and goods purchased for resale	4,963	4,865
Advance payments	17	7
	6,342	**5,885**

The changes in inventory write-downs are as follows:

€ million	Dec. 31, 2002	Dec. 31, 2003
Balance at beginning of year	(434)	(457)
Additions charged to expense	(282)	(408)
Exchange differences	33	6
Changes in scope of consolidation	(82)	1
Deductions due to utilization	308	381
Balance at end of year	**(457)**	**(477)**

[22] Trade accounts receivable

Trade accounts receivable include write-downs of €302 million (2002: €345 million) for amounts unlikely to be recovered.

Trade accounts receivable as of December 31, 2003 include €5,066 million (2002: €5,529 million) maturing within one year and €5 million (2002: €13 million) maturing after one year. Of the total, €16 million (2002: €47 million) is receivable from subsidiaries, €42 million (2002: €60 million) from other affiliated companies and €5,013 million (2002: €5,435 million) from other customers.

Changes in write-downs of trade accounts receivable are as follows:

€ million	Dec. 31, 2002	Dec. 31, 2003
Balance at beginning of year	(222)	(345)
Additions charged to expenses	(101)	(106)
Exchange differences	49	13
Changes in scope of consolidation	(384)	1
Deductions due to utilization	313	135
Balance at end of year	**(345)**	**(302)**

[23] Other receivables and other assets
Other receivables and other assets are carried at amortized cost, less write-downs of €20 million (2002: €4 million).

They are comprised as follows:

€ million	Dec. 31, 2002	Dec. 31, 2003
Claims for tax refunds	677	697
Pension assets in excess of obligations	555	599
Receivables from derivative financial instruments	502	646
Interest receivable on loans	98	160
Short-term loans	85	64
Short-term loans from clearing	51	24
Lease payments receivable	48	67
Payroll receivables	14	17
Other receivables	2,180	1,580
	4,210	**3,854**

Interest receivable on loans consists mainly of interest earned in the fiscal year but not due to be received until after the balance sheet date.

Total other receivables and other assets include €47 million (2002: €47 million) pertaining to subsidiaries and €20 million (2002: €60 million) pertaining to other affiliated companies.

Total other receivables and other assets in the amount of €707 million (2002: €711 million) have maturities of more than one year. Of this amount, €28 million (2002: €29 million) pertains to subsidiaries.

Lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases) give rise to accounts receivable in the amount of the discounted future lease payments. These receivables amount to €67 million (2002: €48 million), while the interest portion pertaining to future years amounts to €6 million (2002: €9 million). The lease payments are due as follows:

€ million	Lease payments	Of which interest	Account receivable
2004	36	3	33
2005	14	1	13
2006	11	1	10
2007	7	1	6
2008	3	0	3
after 2008	2	0	2
	73	**6**	**67**

[24] Liquid assets

€ million	Dec. 31, 2002	Dec. 31, 2003
Marketable securities and other instruments	29	129
Cash and cash equivalents	767	2,734
	796	**2,863**

Securities are recognized at fair value in compliance with IAS 39 (Financial Instruments: Recognition and Measurement). Their total fair value at the closing date amounts to €129 million (2002: €29 million), which is €16 million (2002: €14 million) less than their cost of acquisition. Financial instruments with original maturities of up to three months are recognized as cash equivalents in view of their high liquidity.

[25] Deferred charges

Total deferred charges include €218 million (2002: €261 million) that is expected to be used up in 2004.

[26] Stockholders' equity

The capital stock of Bayer AG amounts to €1,870 million, as in the previous year, and is divided into 730,341,920 no-par bearer shares of a single class.

Authorized capital totaling €250 million was approved by the Annual Stockholders' Meeting on April 26, 2002. It expires on April 26, 2007. The authorized capital can be used to increase the capital stock by issuing new shares against cash contributions. The Board of Management is authorized to exclude subscription rights with respect to €100 million of this authorized capital; however, in this case the issue price of the new shares must not be significantly below the market price. Exclusion of subscription rights for a further €150 million is only possible in specific cases.

Further authorized capital in the amount of €374 million was approved by the Annual Stockholders' Meeting on April 27, 2001. This authorized capital, which expires on April 27, 2006, can be used to increase the capital stock by issuing new shares against non-cash contributions. Subscription rights for existing stockholders are excluded.

Conditional capital of €83 million existed on December 31, 2002. This capital may only be utilized to the extent necessary to issue the requisite number of shares as and when conversion or subscription rights are exercised by the holders of convertible bonds or of warrants conferring subscription rights, respectively, that may be issued by Bayer AG or a wholly owned direct or indirect subsidiary through April 29, 2004.

Capital reserves include the paid-in surplus from the issuance of shares and subscription rights by Bayer AG.

The retained earnings contain prior years' undistributed income of consolidated companies.

Changes in fair values of financial instruments are recognized in miscellaneous items of other comprehensive income. Among other factors affecting these items in 2003 was the sale of our interest in Millennium Pharmaceuticals Inc., United States, to the investment bank CSFB.

The changes in the various components of stockholders' equity during 2003 and 2002 are shown in the statements of changes in stockholders' equity.

The dividend per share paid for the 2002 fiscal year was €0.90 (2001: €0.90).

[27] Minority stockholders' interest

Minority stockholders' interest mainly comprises third parties' shares in the equity of the consolidated subsidiaries Sumika Bayer Urethane Co. Ltd., Japan; Bayer (India) Ltd., Bayer ABS Ltd., Bilag Industries Private Ltd., India; and Bayer CropScience Nufarm Ltd., United Kingdom.

[28] Provisions for pensions and other post-employment benefits

Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds.

The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees' remuneration and years of service. The obligations relate both to existing retirees' pensions and to pension entitlements of future retirees.

Group companies provide retirement benefits under defined contribution and/or defined benefit plans.

In the case of **defined contribution plans,** the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations.

The regular contributions constitute net periodic costs for the year in which they are due and as such are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses, and thus in the operating result. In 2003, these expenses totaled €298 million (2002: €339 million). The decline is attributable to a drop in the average number of employees and to currency effects.

All other retirement benefit systems are **defined benefit plans,** which may be either unfunded, i.e. financed by provisions (accruals), or funded, i.e. financed through pension funds. In 2003, expenses for defined benefit plans amounted to €747 million (2002: €521 million). These net periodic costs – except for the interest portion – are generally included in the cost of goods sold, selling expenses, research and development expenses, general administration expenses or other operating income and expenses.

Provisions are also set up under this item for the obligations of Group companies, particularly in the United States, to provide health care to their retirees. For health care costs, the valuation is based on the assumption that they will increase at an annual rate of 5 percent in the long term. Early retirement and certain other benefits to retirees are also included, since these obligations are similar in character to pension obligations. Like pension obligations, they are valued in line with international standards. In 2003, provisions for early retirement and other post-employment benefits amounted to €661 million (2002: €629 million). The resulting expenses for 2003 amounted to €212 million (2002: €114 million), comprising €173 million (2002: €87 million) for service cost, €57 million (2002: €57 million) for interest cost, €20 million (2002: €26 million) for expected return on plan assets, €7 million for actuarial losses (2002: €4 million for actuarial gains) and a €5 million gain (2002: €0 million) from subsequent adjustments of pension entitlements.

The costs for the plans comprise the following:

Germany	**Pension obligations**		**Other post-employment benefit obligations**	
€ million	**Dec. 31, 2002**	**Dec. 31, 2003**	**Dec. 31, 2002**	**Dec. 31, 2003**
Service cost	138	141	57	144
Past service cost	10	21	–	–
Interest cost	480	480	7	4
Expected return on plan assets	(333)	(284)	–	–
Amortization of actuarial amounts	7	53	–	–
Plan curtailments and settlements	–	–	–	–
	302	**411**	**64**	**148**

Other countries

€ million	Pension obligations Dec. 31, 2002	Pension obligations Dec. 31, 2003	Other post-employment benefit obligations Dec. 31, 2002	Other post-employment benefit obligations Dec. 31, 2003
Service cost	164	194	30	29
Past service cost	2	11	0	(5)
Interest cost	247	255	50	53
Expected return on plan assets	(274)	(221)	(26)	(20)
Amortization of actuarial amounts	60	38	(4)	7
Plan curtailments and settlements	20	59	–	–
	219	**336**	**50**	**64**

Total

€ million	Pension obligations Dec. 31, 2002	Pension obligations Dec. 31, 2003	Other post-employment benefit obligations Dec. 31, 2002	Other post-employment benefit obligations Dec. 31, 2003
Service cost	302	335	87	173
Past service cost	12	32	0	(5)
Interest cost	727	735	57	57
Expected return on plan assets	(607)	(505)	(26)	(20)
Amortization of actuarial amounts	67	91	(4)	7
Plan curtailments and settlements	20	59	–	–
	521	**747**	**114**	**212**

The pension provisions for defined benefit plans are calculated in accordance with IAS 19 (Employee Benefits) by the projected unit credit method. The future benefit obligations are valued by actuarial methods on the basis of an appropriate assessment of the relevant parameters. Funds and benefit obligations are valued on a regular basis at least every three years. For all major funds, comprehensive actuarial valuations are performed annually.

Benefits expected to be payable after retirement are spread over each employee's entire period of employment, allowing for future changes in remuneration.

The legally independent fund "Bayer Pensionskasse VvaG" (Bayer Pensionskasse) is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since Bayer guarantees the commitments of the Bayer Pensionskasse, it is classified as a defined benefit plan for IFRS purposes. The fair value of the plan assets includes real estate leased by Bayer which is recognized at a fair value of €66 million (2002: €70 million).

The investment policy of Bayer Pensionskasse is geared to complying with regulatory provisions governing the risk structure of its obligations. In the light of capital market movements, Bayer Pensionskasse has therefore developed a target investment portfolio aligned to an appropriate risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments.

All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy but also on the following parameters, which vary from country to country according to economic conditions:

Germany	**Parameters used**	
	Dec. 31, 2002	**Dec. 31, 2003**
Discount rate	6.00%	5.50%
Projected future remuneration increases	2.75%	2.50%
Projected future pension increases	1.75%	1.50%
Projected employee turnover (according to age and gender)	Empirical data	
Expected return on plan assets	6.25%	6.00%

Obligations to pay early retirement benefits are calculated on the basis of expected mid-term utilization using a discount rate of 3.50% (2002: 3.75%).

Other countries	**Parameters used**	
	Dec. 31, 2002	**Dec. 31, 2003**
Discount rate	2.50% to 7.00%	2.00% to 6.25%
Projected future remuneration increases	2.00% to 5.10%	2.50% to 5.00%
Projected future pension increases	1.70% to 3.30%	2.00% to 3.25%
Projected employee turnover (according to age and gender)	Empirical data	
Expected return on plan assets	1.5% to 8.5%	2.00% to 8.25%

The status of unfunded and funded defined benefit obligations, computed using the appropriate parameters, is as follows:

Germany	Pension obligations		Other post-employment benefit obligations	
€ million	Dec.31,2002	Dec.31,2003	Dec.31,2002	Dec.31,2003
Defined benefit obligation				
Benefit obligation at start of year	7,920	8,165	146	143
Service cost	138	141	57	144
Past service cost	480	480	7	4
Employee contributions	39	38	–	–
Plan changes	–	–	–	–
Plan settlements	–	–	–	–
Net actuarial (gain) loss	(42)	469	–	–
Translation differences	–	–	–	–
Benefits paid	(396)	(415)	(64)	(57)
Mergers & acquisitions	98	–	–	–
Divestitures	(83)	(16)	(3)	(1)
Plan curtailments	11	21	–	–
Benefit obligation at year end	**8,165**	**8,883**	**143**	**233**
Fair value of plan assets				
Plan assets at start of year	5,209	4,573	–	–
Actual return on plan assets	(420)	302	–	–
Mergers & acquisitions	–	–	–	–
Divestitures	(122)	(12)	–	–
Plan settlements	–	–	–	–
Translation differences	–	–	–	–
Employer contributions	263	320	64	57
Employee contributions	39	38	–	–
Benefits paid	(396)	(415)	(64)	(57)
Plan assets at year end	**4,573**	**4,806**	**0**	**0**
Funded status	**(3,592)**	**(4,077)**	**(143)**	**(233)**
Unrecognized past service cost	–	–	–	–
Unrecognized transition obligation	–	–	–	–
Unrecognized actuarial (gain) loss	1,559	1,957	–	–
Asset limitation due to uncertainty of future benefits	(1,187)	(1,186)	–	–
Net recognized liability	**(3,220)**	**(3,306)**	**(143)**	**(233)**
Amounts recognized in the balance sheet				
Prepaid benefit assets	469	507	–	–
Provisions for pensions and other post-employment benefits	(3,689)	(3,813)	(143)	(233)
Net recognized liability	**(3,220)**	**(3,306)**	**(143)**	**(233)**

000110

Other countries	Pension obligations		Other post-employment benefit obligations	
€ million	Dec.31,2002	Dec.31,2003	Dec.31,2002	Dec.31,2003
Defined benefit obligation				
Benefit obligation at start of year	3,383	4,249	811	818
Service cost	164	194	30	29
Past service cost	247	255	50	53
Employee contributions	7	7	–	–
Plan changes	7	3	–	42
Plan settlements	(33)	(83)	–	–
Net actuarial (gain) loss	5	247	46	240
Translation differences	(531)	(531)	(149)	(159)
Benefits paid	(190)	(233)	(39)	(43)
Mergers & acquisitions	1,192	0	69	–
Divestitures	(5)	–	(1)	–
Plan curtailments	3	(12)	1	–
Benefit obligation at year end	**4,249**	**4,096**	**818**	**980**
Fair value of plan assets				
Plan assets at start of year	2,917	2,933	337	257
Actual return on plan assets	(248)	442	(18)	49
Mergers & acquisitions	790	–	–	–
Divestitures	55	0	–	–
Plan settlements	(8)	(74)	–	–
Translation differences	(478)	(381)	(51)	(46)
Employer contributions	88	246	28	46
Employee contributions	7	6	–	–
Benefits paid	(190)	(233)	(39)	(43)
Plan assets at year end	**2,933**	**2,939**	**257**	**263**
Funded status	**(1,316)**	**(1,157)**	**(561)**	**(717)**
Unrecognized past service cost	7	2	(68)	(13)
Unrecognized transition obligation	2	0	–	–
Unrecognized actuarial (gain) loss	786	656	143	302
Asset limitation due to uncertainty of future benefits	0	(7)	–	–
Net recognized liability	**(521)**	**(506)**	**(486)**	**(428)**
Amounts recognized in the balance sheet				
Prepaid benefit assets	86	92	–	–
Provisions for pensions and other post-employment benefits	(607)	(598)	(486)	(428)
Net recognized liability	**(521)**	**(506)**	**(486)**	**(428)**

Total	Pension obligations		Other post-employment benefit obligations	
€ million	Dec.31,2002	Dec.31,2003	Dec.31,2002	Dec.31,2003
Defined benefit obligation				
Benefit obligation at start of year	11,303	12,414	957	961
Service cost	302	335	87	173
Past service cost	727	735	57	57
Employee contributions	46	45	–	–
Plan changes	7	3	–	42
Plan settlements	(33)	(83)	–	–
Net actuarial (gain) loss	(37)	716	46	240
Translation differences	(531)	(531)	(149)	(159)
Benefits paid	(586)	(648)	(103)	(100)
Mergers & acquisitions	1,290	0	69	–
Divestitures	(88)	(16)	(4)	(1)
Plan curtailments	14	9	1	–
Benefit obligation at year end	**12,414**	**12,979**	**961**	**1,213**
Fair value of plan assets				
Plan assets at start of year	8,126	7,506	337	257
Actual return on plan assets	(668)	744	(18)	49
Mergers & acquisitions	790	0	–	–
Divestitures	(67)	(12)	–	–
Plan settlements	(8)	(74)	–	–
Translation differences	(478)	(381)	(51)	(46)
Employer contributions	351	566	92	103
Employee contributions	46	44	0	0
Benefits paid	(586)	(648)	(103)	(100)
Plan assets at year end	**7,506**	**7,745**	**257**	**263**
Funded status	**(4,908)**	**(5,234)**	**(704)**	**(950)**
Unrecognized past service cost	7	2	(68)	(13)
Unrecognized transition obligation	2	0	–	–
Unrecognized actuarial (gain) loss	2,345	2,613	143	302
Asset limitation due to uncertainty of obtaining future benefits	(1,187)	(1,193)	–	–
Net recognized liability	**(3,741)**	**(3,812)**	**(629)**	**(661)**
Amounts recognized in the balance sheet				
Prepaid benefit assets	555	599	–	–
Provisions for pensions and other post-employment benefits	(4,296)	(4,411)	(629)	(661)
Net recognized liability	**(3,741)**	**(3,812)**	**(629)**	**(661)**

0000112

€4,829 million (2002: €4,267 million) of the defined benefit obligation for pensions relates to unfunded benefit obligations while €8,150 million (2002: €8,147 million) relates to funded benefit obligations. €410 million (2002: €374 million) of the defined benefit obligation for other post-employment benefits relates to unfunded obligations while €803 million (2002: €587 million) relates to funded obligations.

Of the funded pension plans, total overfunding of individual plans amounts to €404 million while underfunding amounts to €851 million. Similarly, other funded post-employment benefit obligations in individual plans are underfunded by €541 million.

The adjustments, as yet unrecognized in the income statement, represent the difference between the defined benefit obligation – after deducting the fair value of plan assets – and the net liability recognized in the balance sheet. They arise mainly from actuarial gains or losses caused by differences between actual and previously assumed trends in employee turnover and remuneration. Pension assets in excess of the obligation are reflected in other receivables, subject to the asset limitation specified in IAS 19 (Employee Benefits). In accordance with IAS 19, the amounts reflected in the balance sheet will be recognized in the income statement over the expected average remaining working lives of existing employees. The portion of the net actuarial gain or loss to be recognized in the income statement is determined by the corridor method.

The net recognized liability is reflected in the following balance sheet items:

€ million	2002	2003
Provisions for pensions and other post-employment benefits	(4,925)	(5,072)
Other assets	555	599
Net recognized liability	**(4,370)**	**(4,473)**

Provisions for pensions and other post-employment benefits changed as follows:

€ million	Jan 1, 2003	Changes in scope of consolidation	Currency effects	Allocations	Utilization	Reversal	Dec. 31, 2003
Provisions for pensions and other post-employment benefits	4,925	(9)	(88)	913	(669)	–	5,072

0000113

[29] Other provisions

The breakdown of other provisions is as follows:

€ million	Dec. 31, 2002 Total	Dec. 31, 2002 Maturing in 2003	Dec. 31, 2003 Total	Dec. 31, 2003 Maturing in 2004
Provisions for taxes	650	426	863	710
Provisions for personnel commitments	976	411	1,337	645
Provisions for environmental remediation	202	23	200	9
Provisions for restructuring	230	189	238	192
Provisions for trade-related commitments	694	649	531	528
Other provisions	720	559	622	364
	3,472	**2,257**	**3,791**	**2,448**

Changes in provisions were as follows:

€ million	Jan 1, 2003	Changes in scope of consolida-tion	Currency effects	Alloca-tions	Utiliza-tion	Reversal	Dec. 31, 2003
Provisions for taxes	650	(1)	(14)	642	(400)	(14)	863
Provisions for personnel commitments	976	(5)	(35)	795	(335)	(59)	1,337
Provisions for environ-mental remediation	202	0	(14)	49	(24)	(13)	200
Provisions for restructuring	230	0	(28)	189	(135)	(18)	238
Provisions for trade-related commitments	694	(2)	(66)	697	(663)	(129)	531
Other provisions	720	(1)	(28)	579	(570)	(78)	622
Total	**3,472**	**(9)**	**(185)**	**2,951**	**(2,127)**	**(311)**	**3,791**

Stock compensation program

Bayer's three-tier stock compensation program was first launched in 2000. It consists of a Stock Option Program for the members of the Board of Management and other Group Executives, a Stock Incentive Program for other senior managers, and a Stock Participation Program for non-managerial staff. To be eligible for the Stock Option Program, Stock Incentive Program or Module 1 of the Stock Participation Program, participants must place Bayer AG shares of their own into a special deposit account.

Provided participants retain these shares for the full term of the Stock Incentive Program or Stock Participation Program, they receive specific payments from the company after defined retention periods. Under Module 2 of the Stock Participation Program, employees have the opportunity to purchase shares at a discounted price.

Stock Option Program
Members of the Board of Management and Group Executives who wish to participate in the Stock Option Program must place Bayer AG shares of their own in a special deposit account. We determine on an individual basis the maximum number of shares each participant may deposit; the participant receives between one and three options (depending on individual performance) for each share deposited.

The deposited shares are "blocked" for three years and may not be sold or transferred during that time. Thereafter, a two-year exercise period begins. During this period, the participant may exercise the option rights if he or she has fulfilled the performance criteria.

Any unexercised option rights expire at the end of this two-year period. To determine whether the participant is eligible to exercise option rights and, if so, the cash payment he or she receives upon exercise, we apply two performance criteria based on the absolute and relative performance of Bayer AG stock. If the minimum criteria are not met, the participant receives no payment under the program. At December 31, 2003, no options were exercisable. No options expired, nor were any options canceled, during fiscal 2003.

Stock Incentive Program

Like the Stock Option Program, our Stock Incentive Program for senior managers other than Group Executives requires participants to deposit Bayer AG shares of their own in a special deposit account. Each participant may deposit shares with a maximum aggregate value of half his or her performance-related bonus for the preceding fiscal year. The incentive payment received depends on the number of shares deposited at the launch of the program as well as on the overall performance of Bayer stock. Unlike the Stock Option Program, there is no lock-up period for the shares deposited under the Stock Incentive Program. Participants may sell their deposited shares during the term of the program, but any deposited shares they sell are no longer counted when calculating the incentive payment on subsequent distribution dates. The Stock Incentive Program has a ten-year term. There are three incentive distribution dates during this period. On these dates, the participant receives incentive payments as follows:

Incentive payments to employees under the Stock Incentive Program

Payment at end of	Value of x shares (per 10 deposited shares)
Second year	2
Sixth year	4
Tenth year	4
	10

Participants receive incentive payments only if Bayer stock has outperformed the Dow Jones EURO STOXX 50[SM] index on the respective distribution dates, calculated from the beginning of the program.

Stock Participation Program

Our Stock Participation Program has two components, Module 1 and Module 2. Employees not covered by the Stock Option Program or Stock Incentive Program may normally participate in both Module 1 and Module 2. The Module 1 program, like the Stock Incentive Program, requires participants to deposit Bayer AG shares of their own in a special account. As with the Stock Incentive Program, participants in the Stock Participation Program may sell their deposited shares during the term of the program; any shares they sell are no longer counted in calculating the incentive payment on subsequent distribution dates.

Module 1 has a term of ten years and entitles the participant to receive incentive payments on three distribution dates on the basis of the number of shares he or she has deposited. Unlike the payments under the Stock Incentive Program, those made under Module 1 of the Stock Participation Program are not dependent on any share performance criteria.

The participant receives incentive payments as follows:

Incentive payments to employees under the Stock Participation Program

Payment at end of	Value of x shares (per 10 deposited shares)
Second year	1
Sixth year	2
Tenth year	2
	5

In addition, under Module 2 each participant may purchase up to 20 Bayer AG shares per year at a tax-free discount. In 2003 this discount amounted to €7.70 per share on the market price for a maximum of 20 shares (2002: €15.40 per share for a maximum of 10 shares). Participants may not include shares purchased under Module 2 among the shares they deposit under Module 1. Each participant may take up both modules up to a maximum aggregate value of half his or her performance-related bonus for the preceding fiscal year.

The Stock Option Program, the Stock Incentive Program and Module 1 of the Stock Participation Program are accounted for as follows: Since participants are entitled to receive a payment equivalent to the market price of Bayer AG stock, subject in some cases to certain performance criteria, an expense for possible disbursements is recorded when there is a reasonable basis on which to estimate whether these performance criteria will ultimately be met. Compensation expense is recorded at each balance sheet date by multiplying the number of rights outstanding by the current quoted market price of Bayer AG shares. The related personnel provisions on December 31, 2003 amounted to €8 million.

For Module 2 of the Stock Participation Program, the difference between the quoted market price of Bayer AG stock and the discounted price paid by participants at the date of purchase is expensed immediately. During the year ended December 31, 2003, participants in Module 2 received 441,280 shares at a total price of €5.4 million, resulting in personnel expenses of €3.4 million. The discount to the price of Bayer AG stock was 39 percent.

Environmental provisions

The Group's activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Our compliance with environmental laws and regulations may require us to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of our production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on us in the future.

As is typical for companies involved in the chemical and related industries, soil and groundwater contamination has occurred in the past at some of our sites, and might occur or be discovered at other sites. We are subject to claims brought by United States Federal or State regulatory agencies and other private entities and individuals regarding the remediation of sites that we own, formerly owned or operated, where materials were produced specifically for us by contract manufacturers or where waste from our operations was treated, stored or disposed of.

In particular, we have a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as "Superfund," the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of these sites, numerous companies, including Bayer, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites, Bayer is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.

Provisions for environmental remediation as of December 31, 2003 amounted to €200 million (2002: €202 million). The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. The above amount of provisions represents anticipated future remediation payments totaling €267 million (2002: €270 million), discounted at risk-free rates of 0.5 percent to 5.5 percent.

These discounted amounts will be paid out over the period of remediation of the relevant sites, which is expected to be 15 years. Costs are estimated based on significant factors such as previous experience in similar cases, environmental assessments, development of current costs and new circumstances with major influences on expenses, our understanding of current environmental laws and regulations, the number of other potentially responsible parties at each site and the identity and financial position of such parties in light of the joint and several nature of the liability, and the remediation methods expected to be employed.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Subject to these factors, but taking into consideration our experience to date regarding environmental matters of a similar nature, we believe that the provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require us to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group's financial position, results of operations or cash flows.

Legal risks
As a global company with a diverse business portfolio, the Bayer Group is exposed to numerous legal risks, particularly in the areas of product liability, patent disputes, tax assessments, competition and antitrust law, and environmental matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers' compensation payments and could significantly affect our revenues and earnings.

Increased risks currently result from litigation commenced in the United States following the voluntary withdrawal of the statin Lipobay/Baycol from the market and the voluntary cessation in the marketing of products containing PPA. Without acknowledging any liability, the company had settled 2,224 Baycol cases in the United States as of March 5, 2004, resulting in settlement payments totaling approximately US$ 842 million. As of that date, 9,948 cases were pending in the U.S. Where facts have been developed in the course of the litigation, it so far appears that the vast majority of plaintiffs did not suffer serious side-effects. Should the U.S. plaintiffs in the Baycol litigation or in the phenylpropanolamine (PPA) product liability litigation substantially prevail despite the existing meritorious defenses, it is possible that Bayer could face payments that exceed its insurance coverage. The same is true should an unexpectedly sharp increase in settlement cases occur in the Baycol litigation. Due to the considerable uncertainty associated with these proceedings, it is currently not possible to more accurately estimate potential liability. For this reason, provisions for any amount by which liability in this regard might exceed insurance coverage have not presently been made. Depending on the progress of the litigation, we will continue to regularly reconsider the need to establish provisions, which may have a negative effect on financial results. PPA, which was widely used as an active ingredient in appetite suppressants and cough-and-cold medications by many manufacturers, was voluntarily replaced by Bayer and other producers in the U.S. after a recommendation in 2000 by the U.S. Food and Drug Administration.

In negotiations with the insurance companies concerning the Lipobay/Baycol litigation, a final agreement has been reached with the majority of the insurers. The insurers had previously proceeded only on a provisional basis under a customary reservation of rights. The insurers that are parties to this agreement have now withdrawn the reservations of rights. Thus, Bayer expects the insurance coverage for Lipobay/Baycol to be approximately US$1.2 billion. In consideration of expenses already incurred and quantifiable expenses expected to be incurred in this connection in the future, the company has taken a €300 million charge to the operating result.

Risks also exist because Bayer AG and some of its domestic and foreign affiliated companies are the subject of investigations by the E.U. Commission and the U.S. and Canadian antitrust authorities for alleged anticompetitive conduct involving products of the former Rubber Business Group. The effects of these proceedings and their eventual conclusion cannot be predicted at this time. Civil actions are also pending in the United States in connection herewith.

Restructuring charges

Restructuring charges of €408 million were incurred in 2003 for closures of facilities and relocation of business activities, including €189 million in provisions that are expected to be utilized as the respective restructuring measures are implemented. The total charges include €182 million in severance payments, a total €145 million in accelerated amortization/depreciation and write-downs of intangible assets, property, plant and equipment, and €81 million in other expenses. Most of the charges taken for severance payments and other expenses in 2003 will lead to disbursements in 2004.

Restructuring was once again a major focus of activity in fiscal 2003.

As part of the repositioning of the pharmaceuticals business, it was decided in the fourth quarter of 2003 to close the research centers in Kyoto, Japan, and Berkeley, California. The restructuring charges in Japan comprise €92 million in write-downs of assets no longer used, €4 million for severance payments and €23 million for other expenses. For the closure of the research center in Berkeley we incurred charges of €20 million, of which write-downs accounted for €9 million, severance payments for €6 million and other expenses for €5 million.

A further €21 million comprised asset write-downs at production facilities scheduled for closure at West Haven, Connecticut, United States. An additional €8 million went for severance payments, while other expenses totaled €3 million.

The continued integration of the Aventis CropScience operations, acquired in 2002, led primarily to charges for redundancy plans amounting to €53 million in France and €25 million in the United States. In addition, €13 million was incurred for the planned shutdown of the production site in Wolfenbüttel, Germany, comprising €11 million in severance payments and €2 million in write-downs. Additionally, severance payments totaling €11 million were made in connection with further restructuring in Spain and the United Kingdom.

Restructuring expenses of €19 million related to the closure of the polyols production site at Institute, West Virginia, United States. Of this amount, €12 million was for write-downs of property, plant and equipment, €3 million for severance payments and €4 million for other expenses relating to the termination of existing contractual agreements. A further €52 million was incurred for personnel adjustments in connection with the reorganization in the Polymers segment.

Further ongoing restructuring programs to improve the profitability of the subgroups and integrate acquisitions gave rise to total charges of €64 million, comprising €9 million in severance payments, €9 million in write-downs and €46 million in other expenses.

Changes in provisions for restructuring were as follows:

€ million	Severance payments	Other costs	Total
Status January 1, 2003	**158**	**72**	**230**
Additions	125	64	189
Utilization	(124)	(29)	(153)
Exchange differences	(13)	(15)	(28)
Status December 31, 2003	**146**	**92**	**238**

The other costs are mainly demolition expenses and other charges related to the abandonment of production facilities.

[30] Financial obligations

Financial obligations comprise the following:

	Dec. 31, 2002		**Dec. 31, 2003**	
€ million	Total	Maturing in 2003	Total	Maturing in 2004
Debentures	6,742	477	6,440	396
Liabilities to banks	1,023	873	532	377
Liabilities under lease agreements	708	121	575	86
Liabilities from the issuance of promissory notes	78	78	59	59
Commercial paper	1,084	1,084	852	852
Liabilities from derivative financial instruments	86	85	116	114
Other financial obligations	438	123	852	429
	10,159	**2,841**	**9,426**	**2,313**

The maturities of financial obligations existing at December 31, 2003 were as follows:

Maturing in	€ million
2004	2,313
2005	187
2006	631
2007	55
2008	3,014
2009 or later	3,226
	9,426

Financial obligations in U.S. dollars amounted to €2.0 billion (2002: €3.3 billion) and account for 22 percent (2002: 32 percent) of total financial obligations.

Short-term borrowings (excluding the short-term portion of debentures) amounted to €2.0 billion (2002: €2.4 billion) with a weighted average interest rate of 6.2 percent (2002: 7.9 percent). The Bayer Group's financial obligations are primarily unsecured and of equal priority.

Debentures include the following:

Effective rate	**Stated rate**		**Volume**	**Dec. 31, 2002** € million	**Dec. 31, 2003** € million
		Bayer AG			
5.515%	5.375%	Eurobonds 2002/2007	EUR 3,000 million	3,081	3,039
5.108%	6.000%	Eurobonds 2002/2012	EUR 2,000 million	2,102	2,097
		Bayer Corporation			
7.180%	7.125%	Eurobonds 1995/2015	USD 200 million	191	158
1.200%	3.500%	Eurobonds 1997/2009	USD 20.6 million	20	16
6.670%	6.650%	Eurobonds 1998/2028	USD 350 million	334	277
6.210%	6.200%	Eurobonds 1998/2028	USD 250 million	238	198
6.375%	6.375%	Eurobonds 2001/2011	USD 500 million	476	397
		Bayer Ltd., Japan			
3.750%	3.750%	Eurobonds 2000/2005	CHF 400 million	300	258
				6,742	**6,440**

In April 2002 Bayer AG launched two Eurobond issues under its €8 billion European Medium Term Note (EMTN) program. One of these issues, in the nominal volume of €3 billion, carries a 5.375 % coupon and has a term of 5 years, maturing in 2007. Interest is payable annually in arrears. The issue price was 99.402 %. The other Eurobond issue has a nominal volume of €2 billion and a term of 10 years, so it matures in 2012. The bonds carry a 6 % coupon. Again, all interest is payable annually in arrears. The issue price was 99.45 %.

In October 1995, Bayer Corporation issued USD 200 million of 7.125 % Notes to qualified institutional buyers. The Notes have a term of 20 years and mature in October 2015. Interest is paid semiannually in April and October. The Group recorded a discount of USD 2.4 million, which includes commissions paid to underwriters.

In March 1997, Bayer Corporation issued USD 20.6 million of Revenue Bonds to U.S. institutional buyers. The interest rate is reset daily with monthly interest payments. The Revenue Bonds have a term of 12 years and mature in May 2009.

In February 1998, Bayer Corporation issued USD 350 million of 6.65 % Notes to qualified institutional buyers. The Notes have a term of 30 years and mature in February 2028. Interest is paid semi-annually in August and February. The Group recorded a discount of USD 1.9 million, which includes commissions paid to underwriters. The Notes will be redeemable, in whole or in part, at the option of Bayer Corporation at any time, upon not less than 30 but not more than 60 days' notice, at a redemption price equal to the greater of (i) 100 % of the principal amount or (ii) as determined by an independent investment banker.

In February 1998, Bayer Corporation issued USD 250 million of 6.20 % Bonds to qualified institutional buyers. The Bonds have combined call and put options giving the lead manager the right to repurchase them, and the investors the right to cash them, after 10 years. At that time the lead manager can reset the interest rate and remarket the Bonds for a further period of 20 years such that they would mature in 2028. If the lead manager does not exercise its call option and the investors exercise their put option, the Bonds will be redeemed in 2008. Interest is paid semi-annually in August and February. The Group recorded a discount of USD 0.6 million which includes commissions paid to underwriters. The redemption provision on the 1998 6.65 % Notes also applies for these Bonds.

In April 2000, Bayer Ltd., Japan, issued CHF 400 million of 3.75 % Bonds in Switzerland. The Bonds have a term of 5 years and mature in April 2005. Interest is paid annually in April. The Group recorded a discount of CHF 1.2 million. The debt was swapped into yen at a floating interest rate.

In March 2001, Bayer Corporation issued USD 500 million of 4.75 % Money Market Puttable Reset Securities to qualified institutional buyers, due in 2011. The Bonds have combined call and put options giving the lead manager the right to repurchase them, and the investors the right to cash them, on each anniversary date of the original marketing of the securities.

At December 31, 2003, the Group had approximately €5.8 billion (2002: €6.2 billion) of total lines of credit, of which €0.5 billion (2002: €1.0 billion) was used and €5.3 billion (2002: €5.2 billion) was unused and available for borrowing on an unsecured basis.

Liabilities under finance leases are recognized as financial obligations if the leased assets are capitalized under property, plant and equipment. They are stated at present values. Lease payments totaling €760 million (2002: €899 million), including €185 million (2002: €191 million) in interest, are to be made to the respective lessors in future years.

The liabilities associated with finance leases mature as follows:

€ million	Lease payments	Of which interest	Liability
2004	106	20	86
2005	77	18	59
2006	76	18	58
2007	60	22	38
2008	32	15	17
After 2008	409	92	317
	760	**185**	**575**

Lease payments in 2003 in connection with operating leases amounted to €124 million (2002: €191 million).

The other financial obligations include €7 million (2002: €4 million) to non-consolidated subsidiaries.

[31] Trade accounts payable

Trade accounts are payable mainly to third parties. As last year, the entire amount totaling €2,265 million (2002: €2,534 million) is due within one year.

Of this total, €33 million (2002: €4 million) is payable to subsidiaries, €12 million (2002: €18 million) to other affiliated companies and €2,220 million (2002: €2,512 million) to other suppliers.

[32] Miscellaneous liabilities

Miscellaneous liabilities are carried at amortized cost.

They are comprised as follows:

	Dec. 31, 2002		Dec. 31, 2003	
€ million	Total	Maturing in 2003	Total	Maturing in 2004
Payroll liabilities	422	330	337	247
Tax liabilities	346	346	549	549
Liabilities for social expenses	170	170	172	166
Accrued interest on liabilities	308	308	315	315
Advance payments received	20	20	18	18
Liabilities from the acceptance of drafts	17	17	21	21
License liabilities	57	57	47	47
Other miscellaneous liabilities	890	890	1,000	998
	2,230	**2,138**	**2,459**	**2,361**

Tax liabilities include not only Group companies' own tax liabilities, but also taxes withheld for paying over to the authorities on behalf of third parties.

Liabilities for social expenses include, in particular, social insurance contributions that had not been paid over by the closing date.

The other miscellaneous liabilities comprise mainly guarantees, commissions to customers, and expense reimbursements.

Total miscellaneous liabilities include €12 million (2002: €19 million) in liabilities to non-consolidated subsidiaries and €2 million (2002: €1 million) in liabilities to other affiliated companies.

[33] Further information on liabilities

Other liabilities (financial obligations, trade accounts payable and miscellaneous liabilities) include €3,283 million (2002: €6,539 million) with maturities of more than five years.

Of the total, €394 million (2002: €146 million) was secured, including €33 million secured by mortgages.

The total amount includes €315 million (2002: €308 million) in accrued interest, representing expenses attributable to the fiscal year but not due to be paid until after the closing date.

[34] Deferred income

Deferred income as of December 31, 2003 includes €121 million (2002: €97 million) in grants and subsidies received from government. The amount reversed and recognized in income was €23 million (2002: €19 million).

[35] Discontinuing operations

Assets and liabilities as of December 31, 2003 contain the following amounts relating to discontinuing operations (Lanxess and the plasma business):

	Polyurethanes, Coatings, Fibers		Plastics, Rubber		Chemicals	
€ million	2002	2003	2002	2003	2002	2003
Noncurrent assets	**113**	**33**	**1,576**	**888**	**1,659**	**902**
Current assets (excluding liquid assets)	104	81	1,475	1,442	1,117	1,246
Liquid assets	–	–	–	–	–	–
Assets	**217**	**114**	**3,051**	**2,330**	**2,776**	**2,148**
Pension provisions	(33)	(34)	(187)	(183)	(159)	(201)
Other provisions	(21)	(33)	(184)	(170)	(177)	(248)
Financial obligations	–	–	–	–	–	–
Remaining liabilities	(40)	(71)	(600)	(621)	(439)	(629)
Liabilities	**(94)**	**(138)**	**(971)**	**(974)**	**(775)**	**(1,078)**

€ million	Reconciliation 2002	Reconciliation 2003	Total Lanxess 2002	Total Lanxess 2003	Plasma business 2002	Plasma business 2003
Noncurrent assets	**39**	**103**	**3,387**	**1,926**	**241**	**3**
Current assets (excluding liquid assets)	(191)	191	2,505	2,960	621	616
Liquid assets	150	150	150	150	–	–
Assets	**(2)**	**444**	**6,042**	**5,036**	**862**	**619**
Pension provisions	–	–	(379)	(418)	–	–
Other provisions	–	–	(382)	(451)	(46)	(43)
Financial obligations	(1,052)	(1,131)	(1,052)	(1,131)	–	–
Remaining liabilities	(161)	257	(1,240)	(1,064)	(44)	(46)
Liabilities	**(1,213)**	**(874)**	**(3,053)**	**(3,064)**	**(90)**	**(89)**

€ million	Total discontinuing operations 2002	Total discontinuing operations 2003
Noncurrent assets	**3,628**	**1,929**
Current assets (excluding liquid assets)	3,126	3,576
Liquid assets	150	150
Assets	**6,904**	**5,655**
Pension provisions	(379)	(418)
Other provisions	(428)	(494)
Financial obligations	(1,052)	(1,131)
Remaining liabilities	(1,284)	(1,110)
Liabilities	**(3,143)**	**(3,153)**

[36] Commitments and contingencies

Contingent liabilities as of December 31, 2003 – nearly all of which existed toward third parties – amounted to €341 million. They result from:

€ million	Dec. 31, 2002	Dec. 31, 2003
Issuance and endorsement of bills	6	4
Guarantees	104	130
Warranties	135	207
	245	**341**

The respective items refer to potential future obligations where the occurrence of the future events would create an obligation, the existence of which is uncertain at the balance sheet date. Group companies frequently enter into warranty obligations related to business transactions. These mainly comprise commitments undertaken by subsidiaries for a defined level of performance or the rendering of a specific service that go beyond the degree of liability commonly assumed in the respective sector. Guarantees comprise mainly bank guarantees where subsidiaries guarantee third parties' liabilities to banks resulting from contractual agreements with those subsidiaries. A liability to perform under the guarantee arises if the debtor is in arrears with payments or is insolvent.

In addition to provisions, other liabilities and contingent liabilities, there are also other financial commitments. Bayer AG has undertaken to provide profit-participating capital totaling €150 million for the Bayer Pensionskasse, which can be drawn up to December 31, 2010. Of this amount, €50 million was drawn in 2003, so the potential future obligation is now €100 million.

Further financial commitments also exist, mainly under long-term lease and rental agreements.

Minimum non-discounted future payments relating to operating leases total €478 million (2002: €619 million). The respective payment obligations mature as follows:

Maturing in	€ million
2004	124
2005	93
2006	76
2007	64
2008	55
2009 or later	66
	478

Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects total €181 million (2002: €286 million). Of the respective payments, €149 million – almost the entire amount – is due in 2004.

In addition, the Group has entered into research agreements with a number of third parties under which Bayer has agreed to fund various research projects or has assumed other commitments based on the achievement of certain milestones or other specific conditions. The total amount of such funding and other commitments is €424 million (2002: €570 million). At December 31, 2003, the remaining payments expected to be made to these parties, assuming the milestones or other conditions are met, were as follows:

Maturing in	€ million
2004	129
2005	91
2006	55
2007	32
2008	22
2009 or later	95
	424

[37] Related parties
In the course of our operating business, we source materials, inventories and services from a large number of business partners around the world. These include companies in which we hold an interest, and companies with which members of the Supervisory Board of Bayer AG are associated. Transactions with these companies are carried out on an arm's length basis. Business with such companies was not material from the viewpoint of the Bayer Group. The Bayer Group was not a party to any transaction of an unusual nature or structure that was material to us or to companies or persons closely associated with us, nor does it intend to be party to such transactions in the future.

[38] Financial instruments

Primary financial instruments
Primary financial instruments are reflected in the balance sheet. In compliance with IAS 39 (Financial Instruments: Recognition and Measurement), asset instruments are categorized as "held for trading," "held to maturity," or "available for sale" and, accordingly, recognized at fair value or amortized cost. Changes in the fair value of available-for-sale securities are recognized in stockholders' equity. In the event of impairment losses, the assets are written down and the write-downs are recognized in income. Financial instruments constituting liabilities are carried at amortized cost.

Fair value
The fair value of a primary financial instrument is the price at which it could be exchanged in a current transaction between knowledgeable, willing parties in an active market. The fair values of other securities included in investments and of marketable securities are derived from their market prices and reflected in the financial statements. Financial obligations are valued mainly by discounting future cash flows, or in some cases on the basis of quoted prices. Their total fair value reflected in the consolidated financial statements is €234 million above their carrying value. The remaining receivables and liabilities and the liquid assets have such short terms that there is no significant discrepancy between their fair values and carrying amounts.

Credit risk
Credit risk arises from the possibility of asset impairment occurring because counterparties cannot meet their obligations in transactions involving financial instruments.

Since we do not conclude master netting arrangements with our customers, the total of the amounts recognized in assets represents the maximum exposure to credit risk.

Currency risk
Currency risk is the potential decline in the value of financial instruments due to exchange rate fluctuations. Exposure to currency risk arises mainly when receivables and payables are denominated in a currency other than the company's local currency or will be denominated in such a currency in the planned course of business.

Such risks may be naturally hedged, as when a receivable in a given currency is matched, for example between Group companies, by one or more payables in the same amount, and having an equivalent term, in the same currency. They may also be hedged using derivative financial instruments.

Currency risks arising on financial transactions, including interest, are generally fully hedged. The instruments used are mainly currency swaps, interest and principal currency swaps and forward exchange contracts. Currency risks relating to operating activities are systematically monitored and analyzed. The level of hedging is regularly reviewed.

The position at the end of 2003 was as follows:

€ million	Dec. 31, 2002	Dec. 31, 2003
Primary asset instruments exposed to currency risk	3,564	4,899
Primary asset instruments hedged naturally	(1,811)	(348)
Primary liability instruments exposed to currency risk	3,154	983
Primary liability instruments hedged naturally	(1,810)	(348)
Amount hedged through derivative financial instruments	(2,720)	(5,178)
Residual unhedged currency exposure	**377**	**8**

In some cases forecasted transactions are also hedged to further reduce the related anticipated currency risk. At December 31, 2003 the total notional amount of the hedging instruments concerned – mainly forward exchange contracts for the sale of U.S. dollars or Japanese yen and all maturing before December 31, 2004 – was €352 million, which is not included in the hedged amount of €5.2 billion. The contracts are concluded monthly so that they run for one year and mature in the middle of each month. Changes in fair value are recognized in the income statement.

On the asset side, 50 percent of currency risks relate to the U.S. dollar. On the liabilities side, 36 percent of foreign currency risks relate to the U.S. dollar. The remaining exposure involves liabilities in British pounds (8 percent), Japanese yen (4 percent) and a number of other currencies outside of the dollar and euro zones. The U.S. dollar accounts for 51 percent of the asset volume hedged through derivative financial instruments, while the remaining 49 percent relates to a range of other currencies. Of the hedged liabilities, 21 percent are in U.S. dollars and 6 per cent in British pounds. When hedging exchange rate risk on recorded foreign currency operating items, we do not aim for hedge accounting treatment. These items are thus treated as trading operations, the changes in the fair values of the hedging instruments being recognized immediately in the income statement.

The other securities included in investments are almost exclusively denominated in the currency used by the Group company making the investment, so no currency risk is involved. Similarly, the other loans are made only to borrowers in the same currency zone. Where intragroup loans are exposed to currency risk, they are hedged through derivative financial instruments.

Interest rate risk

An interest rate risk – the possibility that the value of a financial instrument will change due to movements in market rates of interest – applies mainly to receivables and payables with maturities of over one year.

Items with such long maturities are not of material significance on the operating side but are relevant in the case of investments and financial obligations. Here, derivative financial instruments are used as the main method of interest rate hedging, though in some cases interest rate risk is not hedged if attractive fixed interest rates can be obtained.

The other securities included in investments are mostly floating rate investments at market rates of interest. Interest rate swaps are not used to convert floating rate investments into fixed rate investments.

The other loans chiefly comprise loans to employees, generally at market-oriented, fixed interest rates. Such loans are exposed to an interest rate risk which, however, is not hedged since it was entered into for specific reasons. More than three quarters of employee loans are for terms of more than five years.

Derivative financial instruments

The derivatives we use are mainly over-the-counter instruments, particularly forward foreign exchange contracts, option contracts, interest rate swaps, and interest and principal currency swaps. We deal only with banks of high credit standing. The instruments are employed according to uniform guidelines and are subject to strict internal controls. Their use is generally confined to the hedging of the operating business and of the related investments and financing transactions. Derivative transactions are also carried out on the commodities markets. "Regular way" purchases and sales of financial assets are recorded at the settlement date in compliance with IAS 39. The main objective in using derivative financial instruments is to reduce fluctuations in cash flows and earnings associated with changes in interest and foreign exchange rates

Market risk

Market risk arises from the fact that the value of financial instruments may be positively or negatively affected by fluctuating prices on the financial markets. The fair values quoted are the current values of the derivative financial instruments, disregarding any opposite movements in the values of the respective hedged transactions. The fair value is the repurchase value of the derivatives on the closing date, based on quoted prices or determined by standard methods. The notional amount is the total volume of the contracted purchases or sales of the respective derivatives.

The notional amounts and fair values of the derivative financial instruments held at the closing date were as follows:

	Notional amount		**Fair value**	
€ million	**Dec. 31, 2002**	**Dec. 31, 2003**	**Dec. 31, 2002**	**Dec. 31, 2003**
Forward foreign exchange contracts	2,979	3,984	105	143
Currency options	239	266	9	11
Interest rate hedging contracts (including interest and principal currency swaps)	5,799	6,331	365	485
	9,017	**10,581**	**479**	**639**

Gains and losses from changes in fair values are immediately recognized in income, except where the strict conditions for the recognition of a hedge accounting relationship are present. This is also the case with fair value hedges, where the gain or loss on both the hedging contract and the hedged item are recognized in income. However, gains or losses incurred through cash flow hedge accounting are recognized initially in equity and subsequently in the income for the year in which the term of the respective hedging contract is completed.

Credit risk
Credit risk exposure is €733 million (2002: €578 million), this amount being the total of the positive fair values of derivatives that give rise to claims against the other parties to the instruments. It represents the losses that could result from non-performance of contractual obligations by these parties. We minimize this risk by imposing a limit on the volume of business in derivative financial instruments transacted with individual parties.

Currency risk
Exchange hedging instruments in the notional amount of €4.2 billion (2002: €3.2 billion) mature within one year. No contracts (2002: €8 million) have longer remaining terms.

Interest rate risk
Short-term interest rate hedging contracts (including cross-currency interest rate swaps) total €0.3 billion (2002: €0.5 billion). The notional volume of those with maturities of more than one year but less than five years totals €4.2 billion (2002: €3.2 billion) while the notional volume of those with maturities of more than five years totals €1.8 billion (2002: €2.1 billion).

Most interest rate swaps and cross-currency interest rate swaps are performed to allow the company to maintain a target range of floating rate debt. In 2002 such contracts were mainly used in connection with bond issues in the amounts of €2 billion and €3 billion. A portion of these bonds was converted from fixed to floating rate debt by means of interest rate swaps. Changes in the fair values of derivatives that hedge interest rate risk are recorded as interest income or expense for the respective periods. The effective portion of fair value hedges amounts to €83 million while the ineffective portion is €7 million. Some interest rate or cross-currency interest rate instruments involve a swap from variable to fixed interest rates. Such contracts are accounted for as cash flow hedges as defined in IAS 39. The effective portion of such hedges totals €21 million while the ineffective portion amounts to €2 million.

Procurement market risk
The Bayer Group is exposed to changes in the market prices of commodities used for its business operations. In order to participate in commodity market fluctuations, we make use of derivative financial instruments according to our own assessments of the relevant markets. As of December 31, 2003 the total notional volume of commodity derivatives was €224 million. The total fair value of existing commodity contracts was €11 million.

Notes to the Statements of Cash Flows

[39] Net cash provided by operating activities
The cash flow statement starts from the operating result (EBIT). The gross cash flow for 2003 of €3.2 billion (2002: €3.1 billion) is the cash surplus from operating activities before any changes in working capital. Breakdowns of the gross cash flow by segment and region are given in the tables Key Data by Segment and Key Data by Region. The net cash flow of €3.3 billion (2002: €4.5 billion) takes into account changes in working capital. The gross and net operating cash flow figures for fiscal 2002 have been increased to reflect the reclassification of taxes on the non-operating result (€38 million). These taxes are now reflected in income taxes whereas in 2002 they were shown as a separate item of financing cash flow.

[40] Net cash provided by (used in) investing activities
Additions to property, plant and equipment and intangible assets in 2003 resulted in a cash outflow of €1.7 billion (2002: €2.1 billion). Sales of property, plant and equipment led to a cash inflow of €1.6 billion (2002: €2.1 billion), while the cash inflow from the sale of investments and from interest and dividend receipts, including marketable securities, amounted to €0.6 billion (2002: €1.3 billion). Further information on acquisitions and divestments (2002: cash outflow of €7.8 billion, principally due to the acquisition of Aventis CropScience) can be found on page 22 ff. Net cash provided by investing activities came to €0.5 billion.

[41] Net cash provided by (used in) financing activities
In fiscal 2003 there was a net cash outflow for financing activities of €1.8 billion (2002: net cash inflow of €2.1 billion). Net repayment of debt resulted in an outflow of €0.3 billion (2002: net inflow of €3.5 billion from net borrowings). Dividend payments for 2002 and interest payments totaled €1.5 billion (2002: €1.4 billion).

[42] Discontinuing operations

Discontinuing operations affected the Group cash flow statements as follows:

€ million	Polyurethanes, Coatings, Fibers 2002	Polyurethanes, Coatings, Fibers 2003	Plastics, Rubber 2002	Plastics, Rubber 2003	Chemicals 2002	Chemicals 2003
Net cash provided by (used in) operating activities	9	16	139	(3)	355	118
Net cash provided by (used in) investing activities	–	–	–	–	–	–
Net cash provided by (used in) financing activities	–	–	–	–	–	–
Change in cash and cash equivalents	–	–	–	–	–	–

€ million	Reconciliation 2002	Reconciliation 2003	Total Lanxess 2002	Total Lanxess 2003	Plasma business 2002	Plasma business 2003
Net cash provided by (used in) operating activities	–	–	503	131	(129)	(98)
Net cash provided by (used in) investing activities	(285)	(163)	(285)	(163)	(28)	(23)
Net cash provided by (used in) financing activities	(218)	32	(218)	32	157	121
Change in cash and cash equivalents	–	–	**0**	**0**	**0**	**0**

€ million	Haarmann & Reimer 2002	Haarmann & Reimer 2003	Total discontinuing operations 2002	Total discontinuing operations 2003
Net cash provided by (used in) operating activities	87	–	461	33
Net cash provided by (used in) investing activities	1,286	–	973	(186)
Net cash provided by (used in) financing activities	1	–	(60)	153
Change in cash and cash equivalents	**1,374**	–	**1,374**	**0**

[43] Cash and cash equivalents

Cash and cash equivalents as of December 31, 2003 amounted to €2.7 billion (2002: €0.8 billion). In accordance with IAS 7 (Cash Flow Statements), this item also includes financial securities with original maturities of up to three months. The liquid assets of €2.9 billion (2002: €0.8 billion) shown in the balance sheet also include marketable securities and other instruments.

Notes on Segment Reporting

In accordance with IAS 14 (Segment Reporting), a breakdown of certain data in the financial statements is given by segments and geographical region. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risks and returns. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Group's various activities.

As of December 31, 2003 the Bayer Group comprised four subgroups whose operations are subdivided into divisions (HealthCare), business groups (CropScience), business units (Chemicals) or strategic business entities (Polymers). Their activities are aggregated into the seven reporting segments listed below according to economic characteristics, products, production processes, customer relationships and methods of distribution.

The subgroups' activities are as follows:

Subgroup	Activities
HealthCare	
Pharmaceuticals, Biological Products	Development and marketing of prescription pharmaceuticals and biological products
Consumer Care, Diagnostics	Development and marketing of over-the-counter medications, nutritional supplements and diagnostic products for laboratory testing, near-patient testing and self-testing applications
Animal Health	Development and marketing of veterinary medicines, nutritionals and grooming products for companion animals and livestock
CropScience	
CropScience	Development and marketing of a comprehensive portfolio of fungicides, herbicides, insecticides, seed treatment products, non-agricultural applications, plant biotechnology and conventional seeds to meet a wide range of regional requirements
Polymers	
Plastics, Rubber	Manufacturing and marketing of engineering plastics with a variety of raw materials for the rubber and tire industries
Polyurethanes, Coatings, Fibers	Development, manufacturing and marketing of a range of polyurethane raw materials for a wide variety of applications as well as coating and adhesive raw materials
Chemicals	
Chemicals	Manufacture and marketing of bulk and specialty chemicals, metal and ceramic powders and cellulosics

As part of the reorganization of the Polymers operations in 2003, responsibility for the organic and inorganic pigments businesses was transferred to the Chemicals segment. At the same time, the industrial basic chemicals business (mainly chlorine electrolysis) was transferred to the Polyurethanes, Coatings, Fibers segment. The prior-year figures have been restated to reflect these organizational changes.

The **reconciliation** eliminates intersegment items and reflects income and expenses not allocable to segments. These include in particular the Corporate Center, the service companies and sideline operations.

Business activities that Bayer has already divested or intends to divest are shown as **discontinuing operations**. These are the plasma operations, the Lanxess activities and, in 2002, Haarmann & Reimer.

The segment data are calculated as follows:

- The intersegment and interregional sales reflect intragroup transactions effected at transfer prices fixed on an arm's-length basis.
- The return on sales is the ratio of the operating result (EBIT) to external net sales.
- The gross cash flow comprises the operating result (EBIT) plus depreciation, amortization and write-downs, less gains on the sale of assets, less income taxes, adjusted for the change in long-term provisions.
- The net cash flow is the cash flow from operating activities as defined in IAS 7.
- The capital invested comprises all assets serving the respective segment that are required to yield a return on their cost of acquisition. Noncurrent assets are included at cost of acquisition or construction throughout their useful lives because the calculation of CFROI requires that depreciation and amortization be excluded. Interest-free liabilities are deducted. The capital invested is stated as of December 31.
- The CFROI is the ratio of the gross cash flow to the average capital invested for the year and is thus a measure of the return on capital employed.
- The equity items are those reflected in the balance sheet and income statement. They are allocated to the segments where possible. The reconciliation of the balance of equity-method income and expense to the income statement line "Income (expense) from investments in affiliated companies – net" is apparent from Note [8].
- Capital expenditures, amortization and depreciation relate to intangible assets, property, plant and equipment.
- Employees by segment: the reconciliation line comprises the employees of the service companies who were employees of the subgroups before the service companies became separate legal entities. The prior-year figures have been restated accordingly.

Total remuneration of the Board of Management and the Supervisory Board; advances and loans

The remuneration of the Board of Management for 2003 amounted to €4,590,646 (2002: €5,700,737). Emoluments to retired members of the Board of Management and their surviving dependents amounted to €10,184,254 (2002: €14,383,353).

Pension provisions for these individuals, amounting to €107,557,924 (2002: €106,152,766) are reflected in the balance sheet of Bayer AG.

The remuneration of the Supervisory Board amounted to €752,250 (2002: €1,293,750).

There were no loans to members of the Board of Management or the Supervisory Board outstanding as of December 31, 2003, nor any repayments of such loans during the year.

Leverkusen, March 11, 2004

Bayer Aktiengesellschaft

The Board of Management

Dear stockholders:

During 2003 the Supervisory Board monitored the conduct of the company's business and acted in an advisory capacity. We performed these functions on the basis of detailed written and oral reports received from the Board of Management. In addition, the Chairman of the Supervisory Board and the Chairman of the Board of Management maintained a constant exchange of information and ideas. In this way, the Supervisory Board was kept continuously informed about:

- the company's business strategy;
- corporate planning, including financial, investment and human resources planning;
- the company's earnings performance; and
- the general state of the business.

The documents relating to Board of Management decisions or actions requiring the approval of the Supervisory Board were inspected by the Supervisory Board at its plenary meetings, sometimes after preparatory work by its committees. In certain cases the Supervisory Board gave its approval on the basis of documents circulated to its members. The Supervisory Board was involved in decisions of material importance to the company.

We discussed at length the business trends described in the reports from the Board of Management and the prospects for the development of the Bayer Group as a whole, the individual organizational units and the principal affiliated companies in Germany and abroad.

During 2003 there were five plenary meetings of the Supervisory Board. On several further occasions, decisions were made after circulation of documents to the members. No member of the Supervisory Board attended less than half of the meetings.

Principal topics discussed

One of the main issues dealt with by the Supervisory Board in 2003 was that of corporate alignment in the HealthCare, Polymers and Chemicals business areas. The decision to place most of the Chemicals activities and certain Polymers businesses into a separate enterprise was the subject of intensive discussion, as was the refocusing of the pharmaceuticals activities, the search for a global partner for this business having been terminated.

Other major topics reported to us and discussed during the year were the acquisition and divestment projects, including the plasma business of the Biological Products Division.

Also discussed at length in the plenary meetings of the Supervisory Board were the reports from the Board of Management on the status of litigation, including court proceedings, the emphasis here



Dr. Manfred Schneider
Chairman of the
Supervisory Board

being mainly on the litigation concerning Lipobay/Baycol and products containing phenylpropanolamine (PPA).

Work of the Committees
The Presidial Committee of the Supervisory Board laid the groundwork for the plenary meetings, mainly through telephone consultations. The necessity for the Presidial Committee to meet in its function as Mediation Committee did not arise.

The Audit Committee met three times in 2003. In light of additional duties now assigned to it, priority was accorded to planning and organizing the Committee's own activity, with special reference to its involvement in regular financial reporting and its relationship to the external auditors. In addition, measures to evaluate and oversee the company's risk management were reviewed and redefined.

The Human Resources Committee held one meeting.

Reports on the meetings of the Committees were presented to the plenary meeting.

Corporate governance
The Supervisory Board again dealt with the subject of corporate governance, including the changes made [to the German Corporate Governance Code] in 2003. This resulted in the issuance in December 2003 of a new Declaration of Conformity, which is also published in the "Corporate Governance" chapter of this Annual Report together with an amendment issued in January 2004. At one meeting the Supervisory Board discussed the efficiency of its own work.

Financial statements and audits
The consolidated financial statements of the Bayer Group were drawn up according to the International Financial Reporting Standards (IFRS). These statements, as well as the financial statements of Bayer AG and the management reports of the Bayer Group and Bayer AG, have been examined by the auditors PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen. The conduct of the audit is explained in the Independent Auditors' Report. The auditors find that Bayer has fully complied with the International Financial Reporting Standards and issue an unqualified opinion on the consolidated financial statements of the Bayer Group. The financial statements and management report of Bayer AG, the consolidated financial statements and management report of the Bayer Group, and the audit reports were submitted to all members of the Supervisory Board. They were discussed in detail by the Audit Committee and at a plenary meeting of the Supervisory Board. The auditors submitted a report on both occasions and were present during the discussions.

We examined the financial statements and management report of Bayer AG, the proposal for distribution of the profit, and the consolidated financial statements and management report of the Bayer Group. We found no objections, thus we concur with the result of the audit.

We have approved the financial statements of Bayer AG and the consolidated financial statements of the Bayer Group prepared by the Board of Management. The financial statements of Bayer AG are thus confirmed. We are in agreement with the management reports of Bayer AG and the Bayer Group and, in particular, with the assessment of the future development of the enterprise.

We also concur with the dividend policy and the decisions concerning retained earnings. We assent to the proposal for distribution of the profit, which provides for payment of a dividend of €0.50 per share.

Dr. Wolfgang Reitzle resigned from the Supervisory Board with effect from the end of the 2003 Annual Stockholders' Meeting. Dr. e.h. Jürgen Weber was elected to succeed him.

The Supervisory Board would like to thank the Board of Management and all employees for their dedication and hard work in 2003.

Leverkusen, March 2004

For the Supervisory Board

Manfred Schneider

Dr. Manfred Schneider
Chairman

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Supervisory Board and Board of Management

Supervisory Board

Hermann Josef Strenger
Honorary Chairman, Leverkusen

Members of the Supervisory Board – in addition to performing individual supervising functions at companies affiliated to those in which they hold legal offices – hold or held offices as members of the supervisory board or a comparable supervising body of the corporations listed (as at December 31, 2003 or the date on which they ceased to be members of the Supervisory Board of Bayer AG):

Dr. Manfred Schneider
Chairman of the Supervisory Board, Leverkusen
* Dec. 21, 1938
Allianz AG
DaimlerChrysler AG
Linde AG (Chairman)
Metro AG
RWE AG
TUI AG

Erhard Gipperich
Vice Chairman of the Supervisory Board; Chairman of the Group and Central Works Councils of Bayer AG, Leverkusen
* April 30, 1942
THS GmbH

Dr. Paul Achleitner
Member of the Board of Management of Allianz AG, Munich
* Sept. 28, 1956
Allianz Immobilien GmbH (Chairman)
Allianz Dresdner Asset Management GmbH (ADAM)
MAN AG
RWE AG
ÖIAG

Dr. Josef Ackermann
Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee of Deutsche Bank AG, Frankfurt am Main
* Feb. 7, 1948
Linde AG
Deutsche Lufthansa AG (effective June 2003)
Siemens AG (effective January 2003)
Stora Enso Oyj (until March 2003)

Karl-Josef Ellrich
Chairman of the Works Council, Dormagen site
* Oct. 5, 1949
Bayer CropScience AG (effective February 2003)

Thomas Hellmuth
Agricultural Engineer, Langenfeld
* May 29, 1956

Prof. Dr. Ing. e.h. Hans-Olaf Henkel
President of the Leibniz Association, Berlin
* March 14, 1940
Continental AG
Deutsche Industriebank AG (IKB)
DaimlerChrysler Aerospace AG
SMS AG
Ringier AG
Orange SA

Dr. h.c. Martin Kohlhaussen
Chairman of the Supervisory Board of Commerzbank AG, Frankfurt am Main
* Nov. 6, 1935
Heraeus Holding GmbH
Hochtief AG
Infineon Technologies AG
Schering AG
ThyssenKrupp AG
Verlagsgruppe Georg von Holtzbrinck GmbH

John Christian Kornblum
Chairman of Bankhaus Lazard, Berlin
* Feb. 6, 1943
ThyssenKrupp Technologies AG

Petra Kronen
Chairman of the Works Council, Uerdingen site
* Aug. 22, 1964

Dr. Heinrich von Pierer
President and Chief Executive Officer of Siemens AG, Munich
* Jan. 26, 1941
Hochtief AG
Münchener Rückversicherungs-Gesellschaft AG
Volkswagen AG

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Committees of the Supervisory Board of Bayer AG	
Presidial Committee/ Mediation Committee	Schneider (Chairman), Gipperich, von Pierer, Schmoldt
Audit Committee	Kohlhaussen (Chairman), Henkel, Schenk, Schneider, Wendlandt, de Win
Human Resources Committee	Schneider (Chairman), Ellrich, Kohlhaussen, Kronen

Dr. Wolfgang Reitzle
(until April 25, 2003)
Chairman of the Executive Board of Linde AG, Wiesbaden
* March 7, 1949
Allianz Lebensversicherungs-AG

Wolfgang Schenk
Graduate Engineer, Leverkusen
* Sept. 24, 1953
Bayer CropScience AG
(effective February 2003)

Hubertus Schmoldt
Chairman of the German Mine, Chemical and Power Workers' Union, Hannover
* Jan. 14, 1945
BHW AG
BP AG
DOW Olefinverbund GmbH
e.on AG

Dieter Schulte
Former Chairman of the German Unions Federation, Duisburg
* Jan. 13, 1940
ThyssenKrupp AG (until January 2004)

Dipl.-Ing. Dr. Ing. e.h. Jürgen Weber
(effective April 25, 2003)
Chairman of the Supervisory Board of Deutsche Lufthansa AG, Frankfurt am Main
* Oct. 17, 1941
Allianz Lebensversicherungs-AG
Deutsche Bank AG (effective June 2003)
Deutsche Post AG (effective July 2003)
Thomas Cook AG (Chairman)
Voith AG (effective June 2003)
Loyalty Partner GmbH
Tetra Laval Group (effective July 2003)

Siegfried Wendlandt
North Rhine District Secretary of the German Mine, Chemical and Power Workers' Union, Düsseldorf
* July 27, 1947
Rütgers AG
HT Troplast AG

Reinhard Wendt
Printer, Walsrode
* March 6, 1945
Wolff Walsrode AG

Thomas de Win
Commercial Clerk, Cologne
* Nov. 21, 1958

Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker
President of the German Research Association, Bonn
* July 26, 1941
MEDIGENE AG (Chairman)
KWS Saat AG

Dr. Hermann Wunderlich
Former Vice Chairman of the Company's Board of Management, Odenthal
* April 29, 1932
Freudenberg & Co.

Board of Management

Members of the Board of Management – in addition to performing individual supervising functions at companies affiliated to those in which they hold legal offices – hold or held offices as members of the supervisory board or a comparable supervising body of the corporations listed (as at December 31, 2003 or the date on which they ceased to be members of the Board of Management):

Werner Wenning
Chairman of the Board of Management
* Oct. 21, 1946
Gerling-Konzern Versicherungs-Beteiligungs-AG
Henkel KGaA

Klaus Kühn
* Feb. 11, 1952
Bayer CropScience AG
(Chairman effective June 2003)

Dr. Udo Oels
* Jan. 2, 1944
Bayer Chemicals AG
(effective December 2003)
ThyssenKrupp Services AG
(effective December 2003)

Dr. Richard Pott
* May 11, 1953
Bayer HealthCare AG
(effective December 2003)

Werner Spinner
* Oct. 30, 1948
(until February 2003)

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Bayer Group (€ million)	1994	1995	1996	1997	1998
Net sales	22,200	22,793	24,853	28,124	28,062
Sales outside Germany	81.6%	80.5%	82.2%	83.9%	83.6%
Sales of foreign consolidated companies	65.3%	63.4%	65.4%	67.0%	67.5%
Operating result [EBIT]	1,656	2,102	2,306	3,077	3,155
Income (loss) before income taxes	1,684	2,140	2,282	2,611	2,728
Income (loss) after taxes	1,029	1,238	1,405	1,509	1,615
Noncurrent assets	**8,563**	**9,437**	**10,689**	**12,230**	**13,981**
Intangible assets	386	488	729	1,051	1,909
Property, plant and equipment	7,548	7,966	8,974	10,307	10,970
Investments	629	983	986	872	1,102
Current assets	**13,097**	**13,211**	**14,593**	**15,467**	**15,396**
Inventories	4,261	4,762	5,144	5,424	5,781
Receivables	5,881	5,787	7,028	7,588	7,894
Liquid assets	2,955	2,662	2,421	2,455	1,721
Stockholders' equity	**8,488**	**9,109**	**10,531**	**12,009**	**12,568**
Capital stock of Bayer AG	1,772	1,803	1,851	1,867	1,867
Capital reserves and retained earnings	5,709	6,082	7,287	8,638	9,087
Net income (loss)	1,007	1,224	1,393	1,504	1,614
Minority stockholders' interest	**232**	**248**	**234**	**223**	**211**
Liabilities	**12,940**	**13,291**	**14,517**	**15,465**	**16,598**
Provisions	6,788	6,923	7,057	7,275	7,271
Other liabilities	6,152	6,368	7,460	8,190	9,327
Total assets	**21,660**	**22,648**	**25,282**	**27,697**	**29,377**
Proportion of total assets					
Noncurrent assets	39.5%	41.7%	42.3%	44,2%	47.6%
Current assets	60.5%	58.3%	57.7%	55,8%	52.4%
Stockholders' equity	39.2%	40.2%	41.7%	43,4%	42.8%
Liabilities	59.7%	58.7%	57.4%	55,8%	56.5%
Financial obligations	3,209	3,205	3,520	3,896	4,730
– Long-term	1,259	1,436	1,615	2,150	2,404
– Short-term	1,950	1,769	1,905	1,746	2,326
Interest income (expense) – net	45	6	(44)	(157)	(179)
Noncurrent assets financed by stockholders' equity	99.1%	96.5%	98.5%	98.2%	89.9%
Noncurrent assets and inventories financed by stockholders' equity and long-term liabilities	114.9%	110.7%	113.4%	114.2%	105.0%
Return on sales	7.5%	9.2%	9.3%	11.0%	12.6%
Return on stockholders' equity	11.4%	13.7%	14.0%	13.1%	12.9%
Gross cash flow[1)]	2,529	2,751	2,959	3,313	3,394
Capital expenditures	1,794	1,620	1,931	2,331	2,703
Depreciation and amortization	1,243	1,184	1,326	1,479	1,521
Depreciation and amortization in percent of capital expenditures	69.3%	73.1%	68.7%	63.4%	56.3%
Personnel expenses (including pension expenses)	7,392	7,477	7,718	7,895	8,106
Number of employees (year end)	146,700	142,900	142,200	144,600	145,100
Research and development expenses	1,624	1,666	1,845	1,983	2,045
Bayer AG					
Income (loss) after taxes/Net income (loss)	476	592	695	746	1,095
Allocation to (from) retained earnings	15	51	66	36	348
Total dividend payment	461	541	629	710	747
Dividend per share (€)	0.66	0.77	0.87	0.97	1.02

[1)] Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions

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Bayer Group (€ million)	1999	2000	2001	2002	2003
Net sales	27,320	30,971	30,275	29,624	28,567
Sales outside Germany	84.3%	85.6%	85.5%	86.4%	85.8%
Sales of foreign consolidated companies	68.3%	69.0%	70.9%	72.2%	73.3%
Operating result [EBIT]	3,357	3,287	1,676	1,610	(1,203)
Income (loss) before income taxes	2,836	2,990	1,115	956	(1,994)
Income (loss) after taxes	2,018	1,842	961	1,063	(1,349)
Noncurrent assets	**15,614**	**20,344**	**21,702**	**23,513**	**18,232**
Intangible assets	2,213	4,843	5,014	8,879	6,514
Property, plant and equipment	11,986	13,345	13,543	12,436	9,937
Investments	1,415	2,156	3,145	2,198	1,781
Current assets	**15,665**	**16,107**	**15,337**	**18,179**	**19,213**
Inventories	4,992	6,095	5,818	6,342	5,885
Receivables	7,533	9,308	8,748	11,041	10,465
Liquid assets	3,140	704	771	796	2,863
Stockholders' equity	**15,006**	**16,140**	**16,922**	**15,335**	**12,213**
Capital stock of Bayer AG	1,870	1,870	1,870	1,870	1,870
Capital reserves and retained earnings	11,134	12,454	14,087	12,405	11,704
Net income (loss)	2,002	1,816	965	1,060	(1,361)
Minority stockholders' interest	**176**	**237**	**98**	**120**	**123**
Liabilities	**16,097**	**20,074**	**20,019**	**26,237**	**25,109**
Provisions	6,714	7,163	7,172	8,397	8,863
Other liabilities	9,383	12,911	12,847	17,840	16,246
Total assets	**31,279**	**36,451**	**37,039**	**41,692**	**37,445**
Proportion of total assets					
Noncurrent assets	49.9%	55.8%	58.6%	56.4%	48.7%
Current assets	50.1%	44.2%	41.4%	43.6%	51.3%
Stockholders' equity	48.0%	44.3%	45.7%	36.8%	32.6%
Liabilities	51.5%	55.1%	54.0%	62.9%	67.1%
Financial obligations	4,466	6,665	7,380	10,159	9,426
– Long-term	2,359	2,803	3,071	7,318	7,113
– Short-term	2,107	3,862	4,309	2,841	2,313
Interest income (expense) – net	(196)	(311)	(349)	(449)	(353)
Noncurrent assets financed by stockholders' equity	96.1%	79.3%	78.0%	65.2%	67.0%
Noncurrent assets and inventories financed by stockholders' equity and long-term liabilities	111.5%	93.0%	93.9%	96.8%	107.1%
Return on sales	11.2%	11.2%	5.5%	5.4%	– 4.2%
Return on stockholders' equity	14.4%	11.7%	5.8%	6.6%	– 9.8%
Gross cash flow[1]	3,192	4,164	3,009	3,085	3,244
Capital expenditures	2,632	2,647	2,617	2,383	1,739
Depreciation and amortization	1,744	2,122	2,464	2,814	2,634
Depreciation and amortization in percent of capital expenditures	66.3%	80.2%	94.2%	118.1%	151.5%
Personnel expenses (including pension expenses)	7,549	7,735	7,849	8,176	7,990
Number of employees (year end)	120,400	122,100	116,900	122,600	115,400
Research and development expenses	2,252	2,393	2,559	2,577	2,414
Bayer AG					**Bayer AG**
Income (loss) after taxes/Net income (loss)	1,076	1,702	657	1,162	(185)
Allocation to (from) retained earnings	127	680	0	505	(550)
Total dividend payment	949	1,022	657	657	365
Dividend per share (€)	1.30	1.40	0.90	0.90	0.50

[1] Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in long-term provisions

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Dates

Spring Financial News Conference
Thursday, March 18, 2004

Spring Investor Conference
Thursday/Friday,
March 18/19, 2004

Annual Stockholders' Meeting 2004
Friday, April 30, 2004

Payment of Dividend
Monday, May 3, 2004

First Quarter Results 2004
Monday, May 10, 2004

First Half Results 2004
Tuesday, August 31, 2004

London Investor Conference
Tuesday, August 31, 2004

Fall Financial News Conference
Thursday, November 25, 2004

Fall Investor Conference
Thursday/Friday,
November 25/26, 2004

Spring Financial News Conference
Tuesday, March 15, 2005

Spring Investor Conference
Tuesday/Wednesday,
March 15/16, 2005

Annual Stockholders' Meeting 2005
Friday, April 29, 2005

Payment of Dividend
Monday, May 2, 2005

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Bayer from A to Z

A

ABS abbreviation for acrylonitrile-butadiene-styrene copolymer

Acaricide crop protection agent for combating mites

Accord® herbicide; active ingredient: fenoxaprop-P-ethyl; main applications: cereals, rice, soy, canola

Adalat® drug product for the treatment of hypertension; active ingredient: nifedipine

Admire® insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes

Advantage® antiflea product for dogs and cats; active ingredient: imidacloprid

Advantix® antiflea/-tick/-mosquito product for dogs; active ingredients: imidacloprid and permethrin

ADVIA® umbrella brand for a fully automatic system used in large-scale laboratories for the diagnosis of cardiovascular diseases, infections, metabolic disorders, etc.

Aleve® analgesic marketed in the United States; active ingredient: naproxen

Aliette® fungicide; active ingredient: fosetyl aluminum; main applications: vines, vegetables, fruit, hops

Apec® brand name for high-heat polycarbonate

Ascensia® umbrella brand for blood glucose metering systems and services

Aspirin® one of the most famous analgesics in the world; active ingredient: acetyl-salicylic acid

Aspirin® Cardio drug product for protection against myocardial infarction; active ingredient: acetylsalicylic acid

Aspirin Complex® cold and flu product in granular form for the treatment of pain, cold symptoms and fever; active ingredients: acetylsalicylic acid and pseudoephedrine

Aspirin direkt® analgesic in chewable tablet form; active ingredient: acetylsalicylic acid

Aspirin® Effect analgesic in granular form to be taken without liquid; active ingredient: acetylsalicylic acid

Aspirin® Migraine drug product for the treatment of migraine-related headache; active ingredient: acetylsalicylic acid

Aspirin® Protect drug product for secondary prevention of myocardial infarction and stroke; active ingredient: acetylsalicylic acid

Avalox®/Avelox® drug product for the treatment of respiratory tract infections; active ingredient: moxifloxacin

B

Balance® herbicide; active ingredient: isoxaflutole; main applications: corn, sugar cane

Basta® herbicide; active ingredient: glufosinate-ammonium; main applications: plantation crops (e.g. vines, fruit, oil palms), potatoes, vegetables

Bayblend® brand name for amorphous, thermoplastic polymer blends based on polycarbonate and ABS

Bayblend® FR flame-retardant Bayblend® grades

Baydur® rigid integral skin polyurethane foams

Bayflex® flexible integral skin polyurethane foams

Bayleton® fungicide; active ingredient: triadimefon; main applications: cereals, vegetables, fruit, vines/grapes

Baypreg® F composite polyurethane material

Baytril® chemotherapeutic agent for the treatment of severe veterinary infectious diseases; active ingredient: enrofloxacin

Baytron® P polymer dispersion for conductive and antistatic coatings

Betanal® herbicide; active ingredients: phenmedipham, desmedipham and ethofumesate; main application: beet

BNP test new test to support the diagnosis of heart failure

Buna® VSL synthetic rubber

C

Canesten® antifungal drug for infections of the skin; active ingredient: clotrimazole or bifonazole

Chipco® Signature fungicide; active ingredient: fosetyl aluminum; main applications: grass lawns

Ciprobay®/Cipro® drug product for the treatment of infectious diseases; active ingredient: ciprofloxacin

Cipro® XR once-daily formulation of the active ingredient ciprofloxacin

Confidor® insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes

D

Decis® insecticide; active ingredient: deltamethrin; main applications: cotton, vegetables, cereals
Deltagard® insecticide; active ingredient: deltamethrin; main application: broad-spectrum insecticide for non-agricultural landscapes
Desmodur® brand name for coating raw materials (hardeners); main applications: automotive and industrial coatings, corrosion protection
Desmopan® brand name for thermoplastic polyurethanes
Desmophen® brand name for coating raw materials (resins); main applications: see Desmodur®
Dispercoll® umbrella brand for various raw material lines used to formulate aqueous adhesives
Dual-cure technology name for a two-stage curing process for coatings using first UV radiation and then heat

E

Envidor® acaricide; active ingredient: spirodiclofen; main applications: citrus fruits, fruits, nuts, vines

F

Factor Xa inhibitor substance for the prevention and treatment of thrombosis; currently in phase II clinical testing
Fenikan® - herbicide; active ingredient: diflufenican; main applications: winter wheat, winter barley, rye
FiberMax® cotton seed offered in the United States, Turkey, Greece, Spain and Brazil
FLINT® fungicide; active ingredient: trifloxystrobin; main applications: cereals, soy, fruit, vines
Flintstones® multivitamin/multimineral products for children
Folicur® fungicide; active ingredient: tebuconazole; main applications: cereals, soy, canola, peanuts
Fungicide crop protection agent to combat fungal diseases

G

Gamimune®/Polyglobin®/Gamunex® used to treat patients with primary and secondary antibody deficiencies and compromised immune systems; active ingredient: human immune globulin
Gaucho® insecticide; active ingredient: imidacloprid; main applications: seed dressing for sugar beet, corn, cereals, cotton, canola
Glucobay® drug product for the treatment of diabetes; active ingredient: acarbose

H

Herbicide crop protection agent to combat weeds

I

Insecticide crop protection agent to combat animal pests (insects)
In silico technology computer simulation of highly complex processes based on mathematic models
InVigor® seed for summer canola

J

Javelin® herbicide; active ingredient: diflufenican; main applications: winter wheat, winter barley, rye

K

K-Othrine® insecticide; active ingredient: deltamethrin; main application: insects that transmit malaria, sleeping sickness and Chagas' disease
Kinzalmono®/Kinzalkomb® drug product for the treatment of hypertension; active ingredient: telmisartan
Kogenate® drug product for the treatment of hemophilia; active ingredient: recombinant factor VIII

L

Levasil® brand name for silica sols (aqueous colloidal solutions of silica); applications: e.g. surface coatings, flocculation reactions
Levitra® drug product for the treatment of erectile dysfunction; active ingredient: vardenafil
Liberty® herbicide; active ingredient: glufosinate-ammonium; main applications: corn, canola, cotton, soy, rice in conjunction with herbicide-tolerant technology
LibertyLink® brand name for Bayer's Liberty® herbicide-tolerant technology in crops

M

Makrolon® brand name for polycarbonate; main applications: electrical/electronic goods, optical data storage media (CDs/DVDs), glazing (solid and multiwall sheet), automotive industry
MaxForce® insecticide; active ingredients: imidacloprid, hydramethylnon and fipronil; main applications: crawling and flying insects such as cockroaches, ticks, ants and flies

MDI abbreviation for diphenylmethane diisocyanate
Merit® insecticide; active ingredient: imidacloprid; main application: broad-spectrum insecticide for non-agricultural grass lawns
Merlin® herbicide; active ingredient: isoxaflutole; main application: corn
Mikal® fungicide; active ingredient: fosetyl aluminum; main applications: vines, vegetables, fruit, hops

N

Nucleic acid diagnostics analysis of genetic information, e.g. in HIV or hepatitis virus
Nunhems® brand name for Nunza vegetable seeds offered in Europe, Africa, Asia and Australia
Nunza supplier of high-quality vegetable seeds; part of the BioScience Business Group of Bayer CropScience

O

One-A-Day® brand name for vitamin products in the United States
OTC abbreviation for over-the-counter, i.e. non-prescription medications

P

PK-Sim® computer simulation program, e.g. for pharmaceutical research
Pocan® brand name for a range of thermoplastic polyesters; main applications: automotive industry, electrical/electronic goods, household appliances
Polycarbonate transparent, impact-resistant plastic; see Makrolon®
Polyether raw material for polyurethane production
Polyglobin®/Gamimune® see Gamimune®
Polyol raw material for polyurethane production
Polyurethane important group of plastics (PU for short)
Poncho® insecticide; active ingredient: clothianidine; main applications: seed treatment for corn, canola, sugar beet, cereals
Premise® insecticide; active ingredient: imidacloprid; main application: termites
Professional testing diagnostic systems for medical practices, laboratories and hospitals
Prolastin® drug product for the treatment of hereditary pulmonary emphysema; active ingredient: alpha-1-proteinase inhibitor
Provado® insecticide; active ingredient: imidacloprid; main applications: vegetables, rice, fruit, potatoes
Puma® herbicide; active ingredient: fenoxaprop-P-ethyl; main applications: cereals, rice, soy, canola

R

Raf kinase inhibitor novel inhibitor; currently in phase II clinical trials for advanced kidney cancer
Raxil® fungicide; active ingredient: tebuconazole; main application: seed treatment for wheat and barley
Repinotan neuroprotective agent; currently in phase II clinical trials for acute stroke
Resochin® malaria prevention and treatment; active ingredient: chloroquin

S

SAN abbreviation for styrene-acrylonitrile copolymer
Sandwich composites composite materials with a sandwich structure
Self-testing for example, with blood glucose metering systems
SOFC abbreviation for solid oxide fuel cell
Sphere® fungicide; active ingredients: trifloxystrobin, cyproconazole; main applications: coffee, soy, cereals, sugar beet
Stratego® fungicide; active ingredients: trifloxystrobin, propiconazole; main applications: soy, cereals, rice, corn
Sulfonamides chemotherapeutic agents against bacterial infections
Sunseeds® brand name for Nunza vegetable seeds in the United States

T

Talcid® drug product for the treatment of disorders involving gastric hyperacidity; active ingredient: hydrotalcite
TDI abbreviation for toluene diisocyanate
Teldor® fungicide; active ingredient: fenhexamide; main applications: fruit, vegetables, vines, ornamental grass
Trasylol® drug product used during open-heart surgery; active ingredient: aprotinin

W

Walocel® additive to improve the quality and processing properties of building materials

Financial Report 2003
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

By: ppa. [signature]
Name: Alexander Rosar
Title: Head of Investor Relations

By: ppa. [signature]
Name: Armin Buchmeier
Title: Senior Counsel

Date: March 18, 2004